Form 20-F
period 2022-12-31
Cordyceps Sunshine Biotech Holdings Co., Ltd.
filed 2023-05-15
CIK 1885680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to

Commission file number: 333-269315

Cordyceps Sunshine Biotech Holdings Co., Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

6th Fl., No. 15, Lane 548, Ruiguang Road,

Neihu District, Taipei City, Taiwan

+886-2-27489091

(Address of principal executive offices)

Szu Hao Huang

+886-2-27489091

dalan@cordyceps-sunshine.com

6th Fl., No. 15, Lane 548, Ruiguang Road,

Neihu District, Taipei City, Taiwan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 111,120,000 Ordinary Shares issued and outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, “we”, “us”, “our company”, “Company”, “our” and “Cordyceps Sunshine” refer to

●	Cordyceps Sunshine Biotech Holdings Co., Ltd (“Cordyceps Sunshine Cayman” when individually referenced), a Cayman Islands exempted company;

●	Cordyceps Sunshine Biotech Co., Limited. (Hong Kong) (“Cordyceps Sunshine HK”), a limited liability company incorporated in Hong Kong and a wholly-owned subsidiary of Cordyceps Sunshine Cayman;

●	Chengdu Skyherb Biotechnology Co., Ltd. (China) (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of Cordyceps Sunshine HK;

●	Taiwan Branch of Cordyceps Sunshine Biotech Holdings Co., Ltd (“Cordyceps Sunshine Taiwan Branch”)

Professional terms in the annual report are defined as follows:

●	“Cordyceps” is a fungus that lives on certain caterpillars and is usually formed by stipe (defined below) and stroma (defined below)

●	“Cordycepin” shall refer to a compound which is extracted from Cordyceps.

●	“Deep processing” shall refer to the processing of Cordyceps as raw material into finished Chinese medicinal material products or other Cordyceps products that can be consumed by customers.

●	“Hyphae” shall refer to a long, branched filamentous structure in filamentous fungi. It is the structural unit of most fungi, which refers to the description of the state of fungi in the process of spread.

●	“Mycelium” means a large number of hyphae filling with a carrier.

●	“Stipe” means the grass body part of Cordyceps.

●	“Stroma” means the caterpillar body part of Cordyceps.

Our business is conducted by Chengdu Skyherb, our subsidiary in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a PRC-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China.”

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Doing Business in China

Risks and uncertainties record to doing business in China, beginning on page 3 of  this annual report, include but are not limited to the following:

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

●	The uncertainty regarding the enforcement of laws and the risk that rules and regulations in China can change quickly with little advance notice, which could limit the legal protection available to you and us.

●	The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	PRC regulation of loans to and direct investment by offshore holding companies in PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating companies, which could materially and adversely affect our liquidity and ability to fund and expand our business.

●	A failure by our stockholders or beneficial owners who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

●	We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (“FCPA”) and Chinese anti-corruption law.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matters. Any unfavorable results from the investigations could harm our business operations, this offering and our reputation.

●	It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China (CAC) and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

●	Our ordinary shares may be prohibited from trading on the OTC Markets as a result of the recent enactment of the Holding Foreign Companies Accountable Act.

●	The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this offering under PRC law.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and Industry, beginning on page 13 of this annual report, include but are not limited to the following:

●	Our current business is significantly based on a single product, which currently accounts for approximately 100 percent of our revenues, and we may not be able to generate significant revenue if this product fails

●	We may not be able to grow and harvest sufficient Cordyceps to satisfy our production requirements and any decline in the amount or quality of Cordyceps could reduce our sales and negatively affect our results of operations, financial condition and business prospects.

●	Our sales and reputation may be affected by product liability claims, product recalls, pests contamination risks, or adverse publicity in relation to our products.

●	Our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

●	Our revenue for the fiscal years ended December 31, 2022, 2021, and 2020 was from five, five , and two major customers, respectively. The loss of any of these customers would reduce our revenues and our profitability.

●	We had two, three and one major suppliers who supplied us the raw materials for our products for the fiscal year ended December 31, 2022, 2021, and 2020.

●	We may require substantial additional funding in the future for our ability to continue as a going concern. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.

Risks Relating Our Ordinary Shares

Risks and uncertainties relating to the offering our ordinary shares, beginning on page 13 of this annual report, include but are not limited to the following:

●	The highly concentrated ownership and voting power of the Company may impact shareholders’ interests in the Company.

●	There has been no public market for our ordinary shares, an active trading market for our ordinary shares may not develop, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	The market price for the ordinary shares may be volatile.

Risks Relating to Doing Business in China

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

The uncertainty regarding the enforcement of laws and the risk that rules and regulations in China can change quickly with little advance notice, which could limit the legal protection available to you and us.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the FIL, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council.

The PRC Foreign Investment Law also provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

PRC regulation of loans to and direct investment by offshore holding companies in PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating companies, which could materially and adversely affect our liquidity and ability to fund and expand our business.

As an offshore holding company of PRC operating companies, we may make loans or additional capital contributions to our PRC operating companies. Any loans to our PRC operating companies are subject to PRC regulations. For example, loans to our operating companies in China to finance their activities may not exceed statutory limits and must be registered with SAFE. If we decide to make capital contributions to our operating entities in the PRC, the PRC Ministry of Commerce, or MOFCOM, (or MOFCOM’s local counterpart, depending on the amount involved) may need to approve these capital contributions. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to any such capital contributions. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

A failure by our stockholders or beneficial owners who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

On July 14, 2014, SAFE promulgated the Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles (“SAFE Circular 37”). SAFE Circular 37 simplifies the registration process for PRC residents (including PRC individuals and PRC corporate entities as well as overseas individuals who do not hold any Mainland legal identity document, but who have habitual residences within the territory of China due to relationship of economic interests) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. Also, for the first time overseas investments by Chinese individuals are formally legalized under SAFE Circular 37. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions.

According to the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment related Foreign Exchange Administration Policies (“Circular 13”), the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment, including the registration of PRC residents who engage in overseas investment and financing and inbound investment via special purpose vehicles under the SAFE Circular 37, is directly reviewed and handled by banks, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration through local banks. The Circular 13 also simplified handling formalities for certain direct investment-related foreign exchange business, for example, simplifying the administration of the confirmation and registration of foreign investors’ contribution under domestic direct investment, cancelling the filing of overseas re-investment foreign exchange, and cancelling annual inspection of the direct investment-related foreign exchange.

None of our shareholders has permanent residences in PRC; they have not or currently do not hold any domestic rights and interests in domestic enterprises. They are not the PRC residents as specified in SAFE Circular 37. Therefore, there is no need to complete the required registrations for overseas investments with SAFE in accordance with the Circular 37. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our shareholders to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (“FCPA”) and Chinese anti-corruption law.

We are subject to the FCPA and other laws that prohibit improper payments or offers of payments to foreign governments, foreign government officials and political parties by U.S. persons as defined by the statute for purposes of obtaining or retaining businesses. We are also subject to the Chinese anti-corruption law, which strictly prohibits bribes to government officials. We may have agreements with third parties who may make sales in China and U.S., during the process of which we may be exposed to corruption. Activities in China create the risk of unauthorized payments or offers of payments by an employee, consultant or agent of the Company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material aspects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective and any of our employees, consultants or agents may engage in corruptive conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions against the Company and individuals, and therefore could negatively affect our business, operating results and financial condition.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matters. Any unfavorable results from the investigations could harm our business operations, this offering and our reputation.

Recently, U.S. public companies that have substantially all of their operations in China have been subjects of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, lack of effective internal control over financial accounting, inadequate corporate governance and ineffective implementation thereof and, in many cases, allegations of fraud. As a result of enhanced scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless or illiquid. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effects the sector-wide investigations will have on our Company, our business and this offering. If we become a subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and defend the Company. If such allegations were not proven to be groundless, the Company and our business operations would be severely hampered and our stock price could decline substantially. If such allegations were proven to be groundless, the investigation might significantly distract our management’s attention.

We are exposed to currency exchange risk, and we cannot predict the effect of future exchange rate fluctuations on our business and operating results.

All of our business operations are in China. We have exposure to currency fluctuations because our sales and purchases are denominated in RMB. We cannot assure you that the effect of currency exchange fluctuations will not materially affect our revenues and net incomes in the future.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders, and adversely affect our results of operations and the value of your investment.

Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise, that is incorporated offshore, is considered as located in China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT.

Bulletin 45, effective in 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the EIT Law and its implementing rules.

If the PRC tax authorities determine that we or our non-PRC subsidiary is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially affect our financial performance. In addition, we will also be subject to PRC enterprise income tax reporting obligations. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment.

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares.

Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Given that the Chinese government may intervene or influence our operations at any time, it could result in a material change in our operation and the value of our ordinary shares. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China (CAC) and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship (the “Cybersecurity Review Measures”), if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affects or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) (“Draft Measures”) to collect public comments. The deadline for collecting comments was July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further require that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures had been released for consultation purposes, there is still uncertainty regarding the Draft Measures as to the final content, adoption timeline or effective date, final interpretation and implementation, and other aspects. On November 14, 2021, the Cyberspace Administration of China released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) which took effect on February 15, 2022, and replaced the original Cybersecurity Review Measures. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As the new Cybersecurity Review Measures took effect on February 15, 2022, we believe we are not subject to the cybersecurity review by the CAC for this offering, given that: (i) we are not a network platform operator holding more than one million users’ individual information; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and we will not be required to obtain any permission from the CAC. We believe that we are compliant with the regulations or policies that have been issued by the CAC to date. However, there remains uncertainty as to how the new Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the new Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Our ordinary shares may be prohibited from trading on the OTC Markets as a result of the recent enactment of the Holding Foreign Companies Accountable Act.

Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the China Securities Regulatory Commission, or the CSRC, and PRC Ministry of Finance have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China based accounting firms.

In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.

On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Keith K Zhen CPA, the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Keith K Zhen, CPA’s compliance with applicable professional standards. Keith K Zhen CPA is headquartered in Brooklyn, New York and has been inspected by the PCAOB on a regular basis, with the last inspection in May 2022. Therefore, we believe that, as of the date of this annual report, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this offering under PRC law.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and any failure to obtain or a delay in obtaining CSRC approval for this offering may subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal advisor has advised us that, based on its understanding of the current PRC laws and regulations, we may not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of the ordinary shares on the OTC Markets under the M&A Rules because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; (ii) Chengdu Skyherb is a wholly foreign-owned enterprise. However, our PRC legal advisor has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal advisor.

Notwithstanding the foregoing, as of the date of this annual report, there are no PRC laws and regulations in force explicitly requiring that we obtain any permission from PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to this offering from the CSRC or any other PRC authorities that have jurisdiction over our operations. Our PRC legal advisor has advised us that, based on the above and its understanding of the current PRC laws and regulations, as of the date of this annual report, we are not required to submit an application to the CSRC for the approval of this offering and the trading of the ordinary shares on the OTC Markets.

However, on February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this annual report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Ordinary Shares.

If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

Risks Relating to Our Business and Industry

Our current business is significantly based on a single product, which currently accounts for approximately 100 percent of our revenues, and we may not be able to generate significant revenue if this product fails.

Most of our sales for the fiscal year ended December 31, 2022 and approximately 100 % of our sales for the fiscal years ended December 31, 2021, and 2020 came from a single product, the Cordyceps, and our business may suffer a material adverse impact if our manufacture and sale of Cordyceps is disrupted due to supply chain disruption, extreme weather conditions, change in demand, heightened regulatory requirements. If we experience difficulties or obstacles in the manufacture and sale of the Cordyceps, we may not be able to generate significant revenues or any revenue at all, our business may fail, and you may lose all or part of your investment in our company.

We may not be able to grow and harvest sufficient Cordyceps to satisfy our production requirements and any decline in the amount or quality of Cordyceps could reduce our sales and negatively affect our results of operations, financial condition and business prospects.

Our Cordyceps business and financial results significantly depend on maintaining a consistent and cost-effective supply of Cordyceps. The availability, size and quality of Cordyceps for the production of our products are subject to risks inherent to growing, such as size, quality, and yield fluctuation caused by technical problems of growing, pest and disease problems, and other factors beyond our control. Because all Cordyceps used to produce our products are grown by us, we may not be able to find in a timely manner any third party suppliers who could provide us with sufficient materials to meet our production needs if we are not able to grow and harvest sufficient Cordyceps. Therefore, any interruptions to or decline in the amount or quality of our Cordyceps supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

The regulations on Cordyceps in PRC are uncertain and may be changed in the future.

According to the Drug Administration Law of the People’s Republic of China promulgated on August 26, 2019, the administration of the cultivation, collection and breeding of traditional Chinese medicinal materials shall be carried out according to provisions of the relevant laws and regulations. Before marketing a drug in China, it is imperative to obtain approval from the medical products administrative department under the State Council and the registration certificate for the drug, excluding traditional Chinese medicinal materials and traditional Chinese medicine decoction pieces which do not require examination and approval. According to the Reply of the State Food and Drug Administration on the legal application of non-drug counter sales of packaged gift box products with nourishing and health-care Chinese medicinal materials as the content promulgated and became effective on February 27, 2006, for non-pharmaceutical business units that sell nourishing and health care Chinese medicinal materials that have not yet been implemented for approval number management, no matter whether these nourishment and health care Chinese medicinal materials are packaged (packaged gift boxes), it does not need to obtain a “Drug Distribution License.” According to the Law of the People’s Republic of China on Traditional Chinese Medicine, the collection and storage as well as the initial processing of Chinese medicinal materials shall be in line with the relevant technical specifications, standards and administration requirements.

Notwithstanding the above, it is uncertain when and whether the Company will be required to obtain license from the PRC government to distribute Cordyceps in the future, and even when such license is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain license from any of the PRC federal or local government and has not received any denial to distribute our products, our operations could be adversely affected, directly or indirectly, by future laws and regulations.

Our sales and reputation may be affected by product liability claims, product recalls, pests contamination risks, or adverse publicity in relation to our products.

The sale of products for human consumption involves an inherent risk of injury to consumers. We face risks associated with product liability claims, litigation, or product recalls, if our products cause injury, or become adulterated or misbranded. Our products are subject to product tampering, and to contamination risks, such as mold, bacteria, insects, and other pests, and off-flavor contamination during the various stages of the procurement, production, transportation and storage processes. If any of our products were to be tampered with, or become tainted in any of these respects and we were unable to detect this, our products could be subject to product liability claims or product recalls. We cannot predict what impact such product liability claims or resulting negative publicity would have on our business or on our brand image. The successful assertion of product liability claims against us could result in potentially significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses.

We do not have product liability insurance and have not made provisions for potential product liability claims. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in the suspension of production or distribution of our products, loss of certain licenses, or other governmental penalties. In addition, product liability claims could have a material adverse effect on the demand for our products and on our business goodwill and reputation.

We compete in an industry that is brand-conscious, and unless we are able to establish and maintain brand name recognition our sales may be negatively impacted.

Our business is substantially dependent upon awareness and market acceptance of our products and brand by our targeted consumers. Although we believe that we have made progress towards establishing market recognition for our brand “Chengdu Skyherb” in the Cordyceps products industry, it is too early to determine whether our products and brand will achieve and maintain satisfactory levels of acceptance by our customers.

Expansion of our business may put pressure on our management and operational infrastructure may impede our ability to meet any potential increased demand for our products and possibly hurting our future operating results.

Our business plan is to grow our operations to meet anticipated growth in demand for our products. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

●	our ability to successfully and rapidly expand sales to potential new distributors in response to potentially increasing demand;

●	the costs associated with such growth, which are difficult to quantify, but could be significant; and

●	rapid technological change.

To accommodate any such growth and compete effectively, we may need to obtain additional funding to improve information systems, procedures and controls and expand, train, motivate and manage our employees, and such funding may not be available in sufficient quantities, if at all. If we are not able to manage these activities and implement these strategies successfully to expand to meet any increased demand, our operating results could suffer.

Our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

We have a limited operating history. We may not be able to sign long-term agreements with customers, and our past operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects.

We depend heavily on key personnel, and turnover of key employees and management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and management personnel. The expertise of management and technical innovation of the company give it a strong competitive advantage. We do not maintain key person insurance on the individuals. The loss of any of the key employees’ services or any of our other management poses a risk to our business. We may not be able to attract or retain qualified management on acceptable terms in the future due to the intense competition for qualified personnel in our industry and as a result, our business could be adversely affected.

Our revenue for the fiscal years ended December 31, 2022, 2021, and 2020 was from five, five,  and two major customers, respectively. The loss of any of these customers would reduce our revenues and our profitability.

We consider our major customers in each period to be those that accounted for more than 10% of our revenue in such period. We  had five major customers, who accounted for 90.9% of our revenue for the fiscal year ended December 31, 2022, among which one related party customers accounted for 11.9 % of the revenue. We had five major customers, who accounted for 87.4% of our revenue for the fiscal year ended December 31, 2021, among which two related party customers accounted for 31.4% of the revenue. We had two major customers, who accounted for 100% of our revenue for the fiscal year ended December 31, 2020, among which one related party customer accounted for 32.3% of the revenue. We sell Cordyceps products to these related party customers at the market price and deals with transaction disputes in the way of general industry practice.

There can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. If we cannot maintain long-term relationships with our major customers or replace major customers from period to period with equivalent customers, the loss of such sales would have an adverse effect on our business, financial condition and results of operations.

We may require substantial additional funding in the future for our ability to continue as a going concern. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.

The financial statements have been prepared by our auditor, Keith K Zhen CPA, “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

According to our auditor, Keith K Zhen CPA, the following factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of  time.

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company incurred loss of $720,093, $491,006 and $13,476 for the year ended December 31, 2022, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively.

●	As of December 31, 2022, the Company had an accumulated deficit of $1,224,575.

●	The Company continued to incur negative operating cash flow of $321,378, $365,363 and $130,549 for the years ended December 31, 2022, 2021 and the period from May 4, 2020 (inception) to December 31, 2020,.respectively.

●	The Company showed negative working capital of $2,433,578, $1,790,698 and $1,464,460 as of December 31, 2022, 2021 and 2020.

In order to continue as a going concern, we will need, among other things, additional capital resources. Our plan is to obtain capital from management to meet our minimal operating expenses and seek third party equity and/or debt financing. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected.

We had two, three  and two major suppliers who supplied us the raw materials for our products for the fiscal year ended December 31, 2022, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively.

We consider our major suppliers in each period to be those that accounted for more than 10% of our purchase in such period. We had three major suppliers, who accounted for 79.8% of our supply for the fiscal year ended December 31, 2021. All of these three major suppliers are third party suppliers in 2021. We had only one major supplier, who accounted for 90% of our supply for the fiscal year ended December 31, 2020. This only supplier is Chengdu Zhonghe Sunshine Biotechnology Co., Ltd. (“Chengdu Zhonghe”), a related party of the Company. Chengdu Skyherb purchases raw materials from Chengdu Zhonghe at the market price and deals with transaction disputes in the way of general industry practice. Chengdu Skyherb completed a contract of purchasing 4.5 million Cordyceps larvae from Chengdu Zhonghe in 2020, and did not purchase any materials from Chengdu Zhonghe in 2021. For the year ended December 31, 2022, we have two major suppliers, who accounted for 83.2% of our supply. Among which, one related party major supplier accounted for 48,1% of our purchase for the year ended December 31, 2022.

Our current sales and distribution arrangements, including payment terms, are determined on a case-by-case basis. Our sales policy treats related parties and third parties alike. As of today, we do not have long-term supply contracts with any of our suppliers. In case of disputes, the sales department will consider the requirements of the customers, combine our sales policies, and determine the resolutions which will be finally approved by the management. As of today, we have not had any disputes with the distributors and retailers. However, there can be no assurance that we will maintain or improve the relationship with the supplier. If we cannot maintain a long-term relationship with that supplier or replace such supplier from period to period with equivalent suppliers, there could be an adverse effect on our business, financial condition and results of operations.

Our inability to protect our intellectual property may prevent us from successfully marketing our products and competing effectively.

Failure to protect our intellectual property could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products using the brand “Chengdu Skyherb”. We regard our intellectual property, particularly our trademark to be of considerable value and importance to our business and our success. There can be no assurance that the steps taken by us to protect the proprietary rights will be adequate or that third parties will not infringe or misappropriate our rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly, and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, and profitably exploit our products.

We do not carry any business interruption insurance or third-party liability insurance for our production facilities.

Operation of our facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. Furthermore, if any of our products are faulty, then we may become subject to product liability claims or we may have to engage in a product recall. We do not carry any business interruption insurance, product recall or third-party liability insurance for our production facilities or with respect to our products to cover claims pertaining to personal injury or property or environmental damage arising from defects in our products, product recalls, accidents on our property or damage relating to our operations. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Our business was not significantly impacted by the COVID-19 pandemic. However, due to the uncertainty surrounding the COVID-19 pandemic, we could be harmed.

The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally. Substantially all of our business operations and our workforce are located in China. Given the uncertainty of the development of the COVID-19 pandemic, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or mitigate its impact, almost all of which are beyond our control.

The impacts of the COVID-19 pandemic on our business, financial condition, and results of operations include, but are not limited to, the following:

Our operating company in China was incorporated on June 5, 2020 and was not significantly impacted by the lockdown in China. However, because of the uncertainty surrounding the COVID-19 pandemic, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Risks Relating to Our Ordinary Shares

The highly concentrated ownership and voting power of the Company may impact shareholders’ interests in the Company.

As of the date of this annual report, Mr. Szu Hao Huang and Mr. Yenhung Liu, through Dalan Vincent Holdings Limited, indirectly owned approximately 59.3% of our ordinary shares and the voting power of the Company. It is anticipated that Mr. Szu Hao Huang and Mr. Yenhung Liu will continue to own a majority of ordinary shares of the Company and, correspondingly, will have the majority of the voting power of the Company. As such, you may not be able to influence the strategies, management or policies of the Company as you could at a company where the equity ownership is widely distributed.

There has been no public market for our ordinary shares, an active trading market for our ordinary shares may not develop, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our ordinary shares. An active public market for our ordinary shares may not develop or be sustained, in which case the market price and liquidity of our ordinary shares may be materially and adversely affected. Shareholders may not be able to resell their ordinary shares at or above the purchase price, or at all. And our ordinary shares may be less attractive for margin loans, for investments by financial institutions, for consideration in future capital raising transactions or for other purposes.

We hope to have a market-maker file an application with FINRA for our ordinary shares to be eligible for quotation on the over-the-counter markets administered by the. To be eligible for quotation, registrants must remain current in their periodic filings with the SEC. We plan to apply for quotation on OTCQB. We currently do not have a market-maker who has agreed to file such application for quotation on OTCQB. There can be no assurance that our ordinary shares will ever be quoted on a quotation service or listed on a stock exchange, or that any public market for our stock will develop.

Even if we successfully applied for quotation on OTCQB, it is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than the Nasdaq Capital Market or other national securities exchange. These factors may have an adverse impact on the trading and price of our ordinary shares.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will become a public company and incur significant legal, accounting and other expenses that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, imposes various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with increased disclosure requirements.

Our ordinary shares may be considered a “penny stock” which is subject to restrictions on marketability, so you may not be able to sell your shares.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Although there has not been a public market for our ordinary shares and such a public market may never develop, our ordinary shares may have a market price of less than $5.00 per share and therefore will be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose some information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the ordinary shares and may affect the ability of investors to sell their ordinary shares. These regulations may likely have the effect of limiting the trading activity of our ordinary shares and reducing the liquidity of an investment in our ordinary shares. In addition, investors may find it difficult to obtain accurate quotations of the ordinary shares and may experience a lack of buyers to purchase our ordinary shares or a lack of market makers to support the stock price.

If our ordinary shares become tradable in the secondary market, we will be subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our ordinary shares, which in all likelihood would make it difficult for our shareholders to sell their shares.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the subsequent testing by our independent registered public accounting firm, if and when required, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If in the future we identify new material weaknesses in our internal control over financial reporting, including at some of our acquired companies, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if and when applicable, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

The market price for the ordinary shares may be volatile.

The market price for the ordinary shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	conditions and restrictions in Cordyceps industries;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and U.S. dollar or other foreign currencies;

●	potential litigation or administrative investigations;

●	sales of ordinary shares in large volumes by the Selling Shareholders; and

●	release of transfer restrictions on the outstanding ordinary shares or sales of additional ordinary shares.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in additional dilution to the shareholders and the incurrence of indebtedness could increase our debt obligations.

We can give no assurance that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. We currently plan to satisfy our cash requirements for the next 12 months through earning from our subsidiaries and borrowings from our related parties or companies affiliated with our related parties. We believe we can satisfy our cash requirements so long as it is able to obtain financing from these affiliated parties. The related parties and affiliates are as follows: (1) Mr. Szuhao Huang, Director and CEO of the Company, (2) Mr. Yenhung Liu, Director of the Company, (3) Mr. Xusheng Niu, Legal representative of Chengdu Skyherb, (4) Mrs. Xiangtao Yao, Wife of Xusheng Niu, (5) Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”), a company which legal representative is Mr. Yenhung Liu, and (6) Gasar Biotechnology Co., Ltd, a company which legal representative is Mr. Szuhao Huang. (7) Foshan Xiongluyu Tea Co., Ltd.,a company whose legal representative and principal shareholder is Mrs. Xiangtao Yao. and (8) Chengdu Zangqingyuan Herb Co., Ltd. a company whose legal representative and principal shareholder is Mrs. Xiangtao Yao.

The incurrence of indebtedness would cause increased debt service obligations and result in operating and financing covenants that could restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in the aftermath of global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares could adversely affect the price of the ordinary shares.

Sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ordinary shares that have been registered with the SEC are eligible for immediate resale in the public market without restrictions, and the remaining ordinary shares may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act. If any existing shareholders sell a substantial amount of ordinary shares in the future, the prevailing market price for the ordinary shares could be adversely affected.

Risk of Selling Shareholders and broker-dealers or agents being deemed statutory underwriters; investors’ cause of action limited.

The Selling Shareholders and any broker-dealers or agents that are involved in selling shares offered by the Selling Shareholders may be considered as underwriters within the meaning of the Securities Act for the sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. Any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

Any purchaser acquiring ordinary shares covered by this registration statement may initiate legal proceedings against the parties enumerated under Section 11 of the Securities Act of 1933, including any person who signed the registration statement and our director. The Selling Shareholders will have potential liability for a mistake in the Company’s prospectus as well. However, the ability of an investor to pursue an action against a Selling Shareholder may be difficult, and the likelihood of recovery may be minimal.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York Stock Exchange and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, requires the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and securities markets and apply to securities which are listed on those exchanges. Because we are not presently required to comply with many of the corporate governance provisions, we have not yet adopted these measures.

We do not currently have independent audit or compensation committees. As a result, our director has the ability, among other things, to determine the level of compensation. Until we comply with such corporate governance measures, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters, and investors may be reluctant to provide us with funds necessary to expand our operations.

The Company’s ordinary shares represent equity interests and are subordinate to the existing and future indebtedness.

Our ordinary shares represent equity interests in our Company and, as such, rank junior to any indebtedness of our Company, as well as to the rights of any preferred shares that may be issued in the future. In the future, we may incur substantial amounts of debt and other obligations that will rank senior to our ordinary shares or to which our ordinary shares will be structurally subordinated.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our director has complete discretion as to whether to distribute dividends, subject to certain requirements of the Cayman Islands laws. Even if our director decides to declare and pay dividends, the timing, amount and form of future dividends will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our director. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. We cannot guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

Item 4. Information on the Company

A. History and Development of the Company

Corporate History and Corporate Structure

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotech Co., Ltd (“Cordyceps Sunshine HK”) in Hong Kong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China. On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China. The Company specialize in cultivating and sales of cordyceps.

The following diagram illustrates our current corporate structure:

Incorporated on May 4, 2020, Cordyceps Sunshine Cayman is an exempted company incorporated under the laws of the Cayman Islands with limited liability. Under our Memorandum and Article of Association, we are authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. In August 2021, we sold through a Regulation S offering a total of 11,120,000 ordinary shares to 65 shareholders, at a price of $0.02 per share for an aggregate purchase price of $222,400. Cordyceps Sunshine Cayman is currently not engaging in any active business and merely acting as a holding company.

Cordyceps Sunshine Biotech Co., Limited. (Hong Kong) (“Cordyceps Sunshine HK”) was incorporated on June 5, 2020 under the laws of Hong Kong, with 100% of the equity interest held by Cordyceps Sunshine Cayman. As a result, Cordyceps Sunshine HK is our wholly-owned subsidiary. Cordyceps Sunshine HK is currently not engaging in any active business and merely acting as a holding company.

Chengdu Skyherb Biotechnology Co., Ltd. (China) (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) was incorporated under the laws of PRC on June 5, 2020, as a wholly-owned subsidiary of Cordyceps Sunshine HK.

Cordyceps Sunshine Biotech Holdings Co., Ltd. Taiwan (“Cordyceps Sunshine Taiwan”) was incorporated on November 3, 2021, under the laws of Taiwan, with 100% of the equity interest held by Cordyceps Sunshine Cayman.

Transfers of Cash to and from Our Subsidiaries

Cordyceps Sunshine Cayman is permitted under the laws of the Cayman Islands to provide funding to our subsidiary incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary in HK is permitted under the respective laws of Hong Kong to provide funding to Cordyceps Sunshine Cayman through dividend distributions without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK to the Cayman Islands.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiary through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiary in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this annual report, there has not been any assets or cash transfers between the holding company and its subsidiaries. As of the date of this annual report, there has not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiary. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiary. The Company will be dependent on dividends paid by its subsidiary for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiary is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiary, increasing the Company’s registered capital in a PRC subsidiary requires the filing with the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC subsidiary is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiary may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiary is unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiary within China, will not be affected as long as the capital is not transferred in or out of the PRC.

We have not declared or paid any dividends on our ordinary shares since our inception, and have no current plans to pay dividends on our ordinary shares. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our director and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our director. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries, or covenants of future indebtedness that we or they may incur. We do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

In the event we pay dividends in the future, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

As of the date of this annual  report, no cash or asset transfers, dividends, or distributions have occurred among the Company, its subsidiaries, and investors. We do not expect to pay any cash dividends in the foreseeable future.

Implication of the Holding Foreign Companies Accountable Act (the “HFCAA”)

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

As of the date of the annual report, Keith K Zhen CPA, our auditor, is based in U.S and not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, these recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

Regulatory Permission

Cordyceps Sunshine Cayman and our PRC subsidiary currently have received all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC. Currently, our PRC subsidiary is not required to obtain additional licenses or permits beyond a regular business license for its operations. Our PRC subsidiary is required to obtain a business license from the local branch of the State Administration for Market Regulation (“SAMR”). Our PRC subsidiary has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

As of the date of this annual report, except for the business license, Cordyceps Sunshine Cayman and our PRC subsidiary are not required to obtain any other permissions or approvals from any Chinese authorities to operate its business. As of the date of this annual report, PRC subsidiary is not subject to permission requirements from the CSRC, the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of its PRC subsidiaries’ operations. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license and permit requirements. If we or our subsidiaries fail to obtain and maintain such approvals, licenses, or permits required for our business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment, we or our subsidiaries could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges or the over the counter trading market in the U.S, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges or the over the counter trading market, we will not be able to continue listing on it, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges or the over the counter trading market in the U.S in the future, and when such permission is obtained, whether it will be rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on a U.S. exchange or the over the counter trading market, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. If we are subsequently advised by any Chinese authorities that permission for this offering and/or listing on the over the counter trading market in the U.S was required, we may not be able to obtain such permission in a timely manner, if at all. If this risk occurs, our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value or become worthless.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of ordinary shares on the over the counter trading market in the U.S under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We will continue to closely monitor regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“ Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. However, it is uncertain when the Draft Overseas Listing Regulations will take effect or if they will take effect as proposed. If the Draft Overseas Listing Regulations comes into force before the proposed listing, we may be required to complete the filing procedures with the CSRC in accordance with the contents of the Draft if the Draft Overseas Listing Regulations is not amended.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) which took effect on February 15, 2022, and replaced the original Cybersecurity Review Measures. The current Cybersecurity Review Measures expand the cybersecurity review to online platform operators in possession of personal information of over one million users if the operators intend to list their securities in a foreign country. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As the new Cybersecurity Review Measures took effect on February 15, 2022, as of the date of this annual report, we believe we are not subject to the cybersecurity review by the CAC for this offering, given that: (i) we are not a network platform operator holding more than one million users’ individual information; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and we will not be required to obtain any permission from the CAC. However, there remains uncertainty as to how the new Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the new Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this annual report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Ordinary Shares.

If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. For more details, see “Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China (CAC) and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment” and “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this offering under PRC law.”

Corporate Information

Our principal executive office is located at 6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan, and our phone number is +886-2- 27489091. We maintain a corporate website at http://cordyceps-sunshine.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

B. Business Overview

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotech Co., Ltd (“Cordyceps Sunshine HK”) in Hong Kong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China. On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China. The Company specialize in cultivating and sales of cordyceps.

Our primary product is Cordyceps, Ophiocordyceps Sinensis, a valuable Chinese medicinal material with a long history of application in China. Based on some relevant documents and our own industry experience, we briefly introduce the product as follows:

Cordyceps is a species of parasitic fungus that is typically found in north-eastern mountainous China, and the Hepialidae, a kind of caterpillar. The base of the mushroom first originates from an insect larval host and ends at the club-like cap, including the stipe and stroma. The fruit body is dark brown to black, and the root of organism, the larval body pervaded by the mycelium, is yellowish to brown color. The immature larvae (host) on which Cordyceps grows usually lies about 6 inches below the surface of the ground. As the fungus approaches maturity, it consumes more than 90% of the infected insect effectively mummifying its host. Cordyceps contains various chemical compositions, such as nucleotide, polysaccharide, mannitol, superoxide dismutase and sterols, etc.

Some, but not all, of the precautions for taking Cordyceps are summarized as follows:

●	Cordyceps should not be taken in case of coagulation dysfunction, which may increase the risk of bruises or bleeding, because Cordyceps may slow down blood coagulation.

●	Cordyceps should not be taken together with prescription drugs, such as Antidepressants, antiviral drug, Immunosuppressant, Diabetes drugs, Cyclophosphamide, etc. As drugs interaction may cause adverse side effects.

●	Not suitable for pregnant women, lactating women or baby, which may inhibit the growth of the fetus or baby.

●	Do not use for those who have been allergic to mold or yeast, which may induce allergic reaction.

●	Patients with hypertension, stroke and tumor must be careful when using Cordyceps, otherwise it will increase blood pressure, induce intracerebral hemorrhage and even spread the tumor.

By fully analyzing the market, listening to the needs of customers, and considering the strategic development plan, our Company produces two kinds of Cordyceps — dry Cordyceps and fresh Cordyceps. The production of Cordyceps begins only after a confirmed customer order is received to ensure that every piece of fresh or dry Cordyceps received by customers is freshly produced.

Dry cordyceps has a long shelf life and is convenient to store and carry. It accounts for 90% of our Cordyceps products. Conversely, fresh Cordyceps has a short shelf life and is inconvenient to store and carry. It accounts for 10% of our cordyceps products.

Our Cordyceps products are cultivated in our breeding center, and is different from other wild Cordyceps in the market. Wild Cordyceps mainly grow in high altitude and cold areas in the wild, while our artificial Cordyceps are cultivated in indoor artificial simulated wild-like environment. Correspondingly, we adopt scientific breeding methods to cultivate Cordyceps, which is different from traditional breeding methods. Traditional breeding refers to the process of cultivating Cordyceps in a large container while scientific breeding refers to hatching larvae in the indoor artificial environment created by us.

We care about the quality of each batch of Cordyceps delivered from our factory. To ensure quality control, we commissioned Xi’an United Nations Quality Detection Technology Co., Ltd, a third party quality testing institution, to perform quality testing for our Cordyceps sample for each batch. The items of inspection included Cordyceps Properties, content of lead, cadmium, arsenic, mercury, copper.

As of the date of this annual report, regulatory bodies in China do not require Cordyceps that are cultivated to be assessed the safety or efficacy, and therefore our products are not required to be assessed the safety or efficacy. This third party professional quality assessment is a measure implemented by the company to ensure the quality of Cordyceps.

We generated cultivation training service revenue of $0, $0, and $91,262 for the year ended December 31, 2022, 2021, and for the period from May 4, 2020 to December 31, 2020. In 2020, the Company provided one customer with training service to lean Cordyceps related knowledge and preliminary artificial cultivation technology. The customer wished to cooperate with the Company to join the Cordyceps artificial cultivation field. The Company recognizes training service revenue for cordyceps cultivation service over time as performance obligations are satisfied over the life of the service. This was a onetime transaction. The Company did not provided such training service during the fiscal year ended December 31, 2022 and 2021.

Manufacturing Process

Cordyceps is in insect form in winter and plant form in summer. Their spores can enter into a specific living insect — Hepialidae and kill the host by feeding. Their hyphae can grow from inside of the host. They can pass the winter inside the host, eventually forming fruiting bodies on the surface of host insect’s cadaver in the summer. Cultivation of Cordyceps at solid state with various insect pupae and larvae have been studied for commercial use. Especially, nutritional requirements, environmental conditions and inoculum preparation were investigated for the cultivation.

The production of Cordyceps is mainly divided into five steps:

(1)	raising the Hepiaua larva: larva emerge out of shell after the meticulous management for 28 days;

(2)	gathering the Cordyceps: fresh strains free of diseases and pests are gathered from May to the June each year. After cultivation, the spores are collected up to prepare for the infection of larva;

(3)	combining larva with Cordyceps: After spraying the gathered Cordyceps onto the hatched larva, Cordyceps passes through the surface skin of larva to complete the infection, using the Cultivation and Preservation Device For Fungu, and grows together with larva;

(4)	harvesting of Cordyceps: after larva dies and transforms into rigidified larva, it generates a stroma. With stroma growing into a certain length, fresh Cordyceps can be harvested; and

(5)	preliminary processing of Cordyceps: air-drying of harvested fresh Cordyceps to obtain the dry Cordyceps.

Our Research and Breeding Center

This breeding center has the capacity to cultivate 4.5 million Cordyceps larvae per year currently. We cultivated 1.08 million, 2.70 million and 2.78 million Cordyceps larvae for the year ended December 31, 2022, 2021 and for the period from May 4, 2020 (inception) to December 31, 2020, respectively.

Our cultivation equipment and related functions for breeding center mainly includes:

●	Refrigerating equipment. In the roof of our factory, a fully-opened vent and large fan are installed as the first route of cooling strategy. Through the air showering of low power consumption, the temperature between roof and cold room is reduced, and power consumption is decreased. Through the professional refrigerating equipment, alpine temperature is created. In every Larva Raising Room, there are two refrigerating equipment; they are used alternately to avoid damage to the equipment that can cause death to the larva due to insufficient temperature

●	Disinfection equipment. A disinfection means the method for killing pathogenic microorganisms but not always killing bacterial spores. Generally, chemical methods are adopted for disinfection Chemical drug for disinfection is called a disinfectant. In this building, the disinfectants are mixed with sewage for disinfection.

●	Alpine soil. The soil is the most important technology for culturing of living larva. Some characteristics of soil for survival of living larva (such as quality, cleanliness, viscosity and humidity) are professional measures and are the most basic key factors for successful raising of living larva. A set of professional soil treatment equipment should be explored.

●	Disinfection Room at entrance. Air Shower Room is the passage necessary for entry into the clean rooms. It can reduce the contamination brought about when entering/leaving the clean room. Air Shower Room is a localized purifying equipment with stronger general use. It is installed between the clean room and non-clean room.

●	Copulation/Hatching Room. Male Hepiahus sp and female Hepiahus sp copulate to produce eggs, which then wait for hatching of the larva in Hatching Room. After the completion of hatching, larva is cultured.

●	Larva culturing basin. As the raising features in the Larva Raising Room, the soil, feed and environment are the same as those in the wild areas. Through the alpine soil for professional culturing, the larva is raised not through feed but through the same living plants as those in wild area. Both temperature and humidity are controlled through professional method at the same level as that in wild area. Through the computer control system, the temperature and humidity can be set arbitrarily through the programming to realize an automatic control.

●	Imago/planted fungus culturing pot. It is a huge project to transfer between larva and imago. After the hatching, the larva is put into the soil with planted fungus to grow into an imago. Then, the imago is transferred to independent culturing bottle. In the independent culturing bottle, fungus is planted to ensure that every imago is covered with thallus. This culturing method is called as target culturing. Automatic filling system has been developed for which a patent has been applied;

●	Culturing of rigidified larva. A patented target raising technology is adopted, at 3-6 months after the completion of infection, the larva with planted fungus is rigidified. Then, preparatory work is completed before the formation of cordyceps.

●	Formation of imago. As the most important link for formation of cordyceps, a series of steps for bionic breeding is completed. A plant, which completes the growth of grass from imago is obtained. This course is generally called as cordyceps formation.

Sales and Marketing

Currently, our sales heavily depend on our connections with Cordyceps distributors and retail customers in Mainland China. This is a relatively small network since there is not many distributors, dealers, and retail customers in the Cordyceps industry. As of December 31, 2022, 2021 and 2020, we had three, five and two Cordyceps distributors and five, ten and zero retail customers, all of which are in Mainland China. Generally, distributors purchase larger quantities of products continuously, while retailers purchase smaller quantities. We plan to engage more qualified distributors and retailers and to sign long-term cooperation agreements with them in order to strengthen our distribution network.

The sales department is responsible for keeping in touch with Cordyceps distributors and retail customers on a regular basis, and actively exploring new distributors and retail customers through Internet platforms, peer recommendations, industry exhibitions, etc. Our management and sales department review and approve the quotations provided by distributors and retailers, and determine whether to sign sales contracts with them.

After the sales contracts are signed, the staff of the sales department will deal with the sales process according to the contracts, including handling customers’ instructions, arranging warehouse picking up and shipping, and coordinating payments from customers.

In case of disputes, the sales department will consider the requirements of the customers and determine the resolutions which are complied with our sales policies and will be finally approved by the management. As of the date of this annual report, we have not had any disputes with the distributors and retailers.

Before we start to cultivate Cordyceps, customers sign contracts with us for a total consideration. We then cultivate and produce the Cordyceps in the workshop, and conduct inspection before delivering to the customers. Full payment should be settled before each shipment.

For the period from May 4, 2020 to December 31, 2020, 68% of our total revenues, in the amount of $91,262, was derived from training of Cordyceps cultivation, and the other 32% of our total revenue, in the amount of $43,458, was derived from product sales to a related party. In 2020, the Company provided one customer with training service to lean Cordyceps related knowledge and preliminary artificial cultivation technology. The customer wished to cooperate with the Company to join the Cordyceps artificial cultivation field. The Company recognizes training service revenue for cordyceps cultivation service over time as performance obligations are satisfied over the life of the service. This was a onetime transaction. The Company did not provide such training service during the fiscal year ended December 31, 2022 and 2021.

In the year ended December 31, 2022, we derived all our revenue from product sales of $448,785.

In the year ended December 31, 2022, the Company sold newly developed products processed with cordyceps of $53,304 to Gasar Biotechnology Co., Ltd, a related party of the Company.

In the year ended December 31, 2021, we derived all our revenue from product sales of $879,318.

The Company sold cordyceps of $182,775 and $43,458 to Chengdu Zangqingyuan Herb Co., Ltd., a related party of the Company, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020 respectively. The Company sold cordyceps of $93,012 and $0 to Foshan Xiongluyu Tea Co., Ltd., a related party of the Company, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, respectively.

As a result, for the year ended December 31, 2022, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, we derived sales of 11.9%, 31.4% and 32.3% from related parties, respectively.

Our current sales and distribution arrangements, including payment terms, are determined on a case-by-case basis. Our sales policy treats related parties and third parties alike.

Our Cordyceps is sold exclusively under our brand name and our product is in China. We understand the importance of branding and thus we conduct marketing activities to promote and enhance our image and brand name. Our marketing efforts are concentrated on interviews, news reports and roadshows.

Going Concern Matter

The financial statements have been prepared by our auditor, Keith K Zhen CPA, “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

According to our auditor, Keith K Zhen CPA, the following factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company incurred loss of $720,093, $491,006 and $13,476 for the year ended December 31, 2022, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively.

●	As of December 31, 2022, the Company had an accumulated deficit of $1,224,575.

●	The Company continued to incur negative operating cash flow of $321,378, $365,363 and $130,549 for the year ended December 31, 2022 , 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively.

●	The Company showed negative working capital of $2,433,578, $1,790,698 and $1,464,460 as of December 31, 2022,2021 and 2020.

In order to continue as a going concern, we will need, among other things, additional capital resources. Our plan is to obtain capital from management to meet our minimal operating expenses and seek third party equity and/or debt financing. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. For more information, see “Risks Factors — Risks relating to our business and industry — We may require substantial additional funding in the future for our ability to continue as a going concern. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.”

Industry

Cordyceps is a kind of traditional and rare nourishment Chinese herbs. Modern clinic research has proved that the most active ingredients in Cordyceps are polysaccharides, mannitol, cordycepin adenosine and galactose. Because of the rarity and high prices of the wild collected variety, attempts have long been made to cultivate Cordyceps. Due to the development of modern biotechnology-based cultivation methods, the availability of this previously rare health supplement has greatly increased in the last 20 years.

The demand for Cordyceps has also compounded exponentially, partly because of the opening of China to trade with the West in the 1970s, exposing many more people around the world to the concepts and practices of traditional Chinese medicine. As Cordyceps has always been highly revered in traditional Chinese medicine, we believe that with increased exposure to traditional Chinese medicine, the demand for this plant has also increased. Such an increase has led to overharvesting of the wild stocks and a subsequent shortage of wild collected varieties of Cordyceps. International markets for Cordyceps are mainly in the United States, Canada, Japan, Korea, Hong Kong and Southeast Asia. The European and Australian markets are also emerging. According to the Industry Information Network Research Consulting Analysis of the Cordyceps Industry in 2020, the export volume from China to the international market is 1.6 tons and is expected to reach 3.6 tons by 2025. The Chinese domestic market demand is about 200 tons a year with an annual growth rate of over 10%. In China, there is an aggregate production capacity of only 159 tons a year, which is a big gap between supply and demand and therefore a great potential market for our product. Also, it is predicted that by 2025, the market scale of Cordyceps in China will reach RMB73.656 billion.

Suppliers and Customers

Suppliers

The main raw materials for cultivating Cordyceps include eggs, larvae, ginseng fruit, etc. The following table sets forth information as to the suppliers that accounted for 10% or more of the Company’s purchase for the periods presented.

	For the Year Ended		For the Year Ended		For the Period from May 4, 2020 to
	December 31, 2022		December 31, 2021		December 31, 2020

Supplier A	$-	-	$116,564	42.5%	$-	-
Supplier B	-	-	64,481	23.5%	-	-
Supplier C	-	-	37,476	13.7%	-	-
Supplier D-related party	13,746	48.1%	-	-	-	-
Supplier E	10,038	35.1%	-	-	-	-
Supplier F	-	-	-	-	523,483	90.0%
Supplier G	-	-	-	-	54,462	9.0%
	$23,784	83.2%	$218,521	79.7%	$577,945	99.0%

Customers

We have expanded our customers from two customers for the Period from May 4, 2020 (Inception) to December 31, 2020 to five main customers for year ended December 31, 2022. The following table sets forth information as to the customers that accounted for 10% or more of the Company’s revenue for the periods presented.

	For the Year Ended		For the Year Ended		For the Period from May 4, 2020 to
	December 31, 2022		December 31, 2021		December 31, 2020
	Amount	%	Amount	%	Amount	%
Customer A	$140,065	31.2%	$-	-	$-	-
Customer B-related party	-	-	182,775	20.8%	43,458	32.0%
Customer C-related party	-	-	93,012	10.6%	-	-
Customer D-related party	53,304	11.9%	-	-	-	-
Customer E	3,109	0.7%	225,410	25.6%	-	-
Customer F	-	-	137,618	15.6%	-	-
Customer G	-	-	129,692	14.7%	-	-
Customer H	45,980	10.2%	-	-	-	-
Customer I	69,104	15.4%	-	-	-	-
Customer J	99,569	22.2%	-	-	-	-
Customer K	-	-	-	-	91,262	68.0%
	$411,131	91.6%	$768,507	87.4%	$134,720	100.0%

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Cordyceps Sunshine Biotech Co., Limited. (Hong Kong)	Hong Kong SAR
Chengdu Skyherb Biotechnology Co., Ltd. (China)	People’s Republic of China
Cordyceps Sunshine Biotech Holdings Co., Ltd. Taiwan Branch	Taiwan

The following diagram illustrates the corporate structure of Cordyceps Sunshine Biotech Holdings Co., Ltd. and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Chengdu Skyherb currently has an owned Cordyceps breeding center, a leased office, and dormitories for its operations:

Owned Properties

There is no private land and property ownership in China. The right to possess the property is held by the government and the right to use the property has been transferred to us.

No.	Property Location	Description and tenure	Space (m2)	Functions
1	No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China	The property is subject to a right to use the land for a term until June 4, 2063 for industrial purposes.	1,788	Breeding Center

Leased Properties

No.	Property Location	Material Lease Term	Space (m2)	Functions
1	6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan	Chengdu Skyherb leases this property for the use of our executive office under a lease that expires on December 31, 2025. The annual rent is NTD146,000 (approximately USD21,150).	N/A	Office

2	No. 30, Group 3, Yucai Community, Shouan Town, Pujiang County, Chendu City, Sichuan Province, China	Chengdu Skyherb leases this property for the use of employees’ dormitory under a lease that expires on July 31, 2024. The annual rent is RMB32,000 (approximately USD4,640).	140	Staff dormitory

3	Chengdu Industrial Support Complex Apt 228, Shouan Industrial Development Zone, Pujiang County, Chendu City, Sichuan Province, China	Chengdu Skyherb leases this property for the use of employees’ dormitory under a lease that expires on May 7, 2023. The six months rent is RMB11,700 (approximately USD1,690). The Company is in the progess of signing an extended lease with the landlord.	55	Staff dormitory

Intellectual Property

Trademarks

Chengdu Skyherb, our PRC subsidiary, has obtained the trademark(s) as below.

No.	Trademark	Registration Code	Registered Country	Registered Date	Category	Status
1		48464693	PRC	July 28, 2020	Class 5	Registered
2		48454391	PRC	July 28, 2020	Class 35	Registered

Chengdu Skyherb had applied for the trademark(s) as below.

No.	Trademark	Registration Code	Registered Country	Registered Date	Category	Status
1		54272206	PRC	March 12, 2021	Class 5	Pending
2		54272197	PRC	March 12, 2021	Class 35	Pending
3		110018894	Taiwan	March 22, 2021	Class 35	Pending

Patents

Chengdu Skyherb is licensed by Yen Hung Liu, one of our founders and directors, to use the following three patents.

No.	Patent Name	Patent Code	Registered Country	Expiration Date	Category
1	Cultivation and Preservation Device for Fungus	M543537	Taiwan	December 28, 2026	Utility Models
2	Customizable Cultivation Cordyceps Equipment for Exclusive Recipes	M540473	Taiwan	December 28, 2026	Utility Models
3	Environment Control Cultivation Equipment	M540472	Taiwan	December 28, 2026	Utility Models

On June 6, 2020, Chengdu Skyherb entered into a non-exclusive licensing agreement with Mr. Yen Hung Liu, pursuant to which Mr. Liu agreed to grant Chengdu Skyherb non-exclusive rights to use the three cultivation technologies that Mr. Liu developed as listed above. According to this licensing agreement, Chengdu Skyherb is allowed to use these technologies globally beginning on June 6, 2020 until December 28, 2026, the expiration date of the patents. Both parties agreed that there is no licensing fee under this agreement.

These three cultivation technologies reflect the three important processes of cultivation of Cordyceps, which runs through the whole production process of cultivation of Cordyceps. The production process can be concentrated and summarized in two stages; Stage one is to cultivate fungi for injection into the larvae. Stage two is to cultivate the larvae into Cordyceps products. Only by injecting the cultivated fungi into the larvae can the larvae grow into cordyceps products.

Cultivation and Preservation Device for Fungus is an equipment of cultivating fungus used in stage one.

Customizable Cultivation Cordyceps Equipment for Exclusive Recipes is used to adapt the wild Cordyceps fungi to the cultivation environment.

Environment Control Cultivation Equipment provides an environment suitable for mass production of strains and cultivation of Cordyceps.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Seasonality

We believe our operation and sales of Cordyceps do not experience seasonality.

Insurance

We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. See “Risk Factors — Risks Relating to Our Business and Industry — Our sales and reputation may be affected by product liability claims, litigation, product recalls, or adverse publicity in relation to our products.”

Regulations

Regulation on Cordyceps in PRC

According to the Interim Measures for the Administration of the Trade of Cordyceps in the Tibet Autonomous Region became effective on October 1, 2009, Cordyceps sales refer to the transaction behavior of companies holding business licenses selling cordyceps to consumers. The purchase of Cordyceps refers to a transaction in which an enterprise that holds a business license and obtains a license for the purchase of Cordyceps directly purchases Cordyceps from the collector. Trading enterprises that have already applied for the “Drug Production License” and “Drug Distribution License” shall no longer apply for a license for the purchase of Cordyceps. Those who sell cordyceps should have a fixed business site and obtain a business license before they sell it.

According to the Notice of the State Food and Drug Administration on Stopping Cordyceps in the Pilot Work of Health Food the related application and approval work of health food containing Cordyceps is carried out in accordance with the relevant provisions of the Administrative Measures for the Registration and Record-filing of Health Food Products, and no production or sale is allowed without approval. According to the Administrative Measures for the Registration and Record-filing of Health Food Products promulgated on July 1, 2016, Health food products that use raw materials other than those included in the catalogue of raw materials for health food products shall apply for registration of health food products.

According to the Notice of the Ministry of Health on Further Regulating the Management of Health Food Raw Materials, Cordyceps does not fall in the List of items that can be used in Health Food Products and the List of prohibited items in Health Food Products.

According to the Drug Administration Law of the People’s Republic of China promulgated on August 26, 2019, the administration of the cultivation, collection and breeding of traditional Chinese medicinal materials shall be carried out according to provisions of the relevant laws and regulations. Before marketing a drug in China, it is imperative to obtain approval from the medical products administrative department under the State Council and the registration certificate for the drug, excluding traditional Chinese medicinal materials and traditional Chinese medicine decoction pieces which do not require examination and approval. Traditional Chinese medicinal materials shall be packaged for shipment. On each package, such information as the product name, place of origin, date, and supplier shall be indicated, along with a mark of acceptable quality.

According to the Reply of the State Food and Drug Administration on the legal application of non-drug counter sales of packaged gift box products with nourishing and health-care Chinese medicinal materials as the content promulgated and became effective on February 27, 2006, for non-pharmaceutical business units that sell nourishing and health care Chinese medicinal materials that have not yet been implemented for approval number management, no matter whether these nourishment and health care Chinese medicinal materials are packaged (packaged gift boxes), it does not need to obtain a “Drug Distribution License”.

According to the Law of the People’s Republic of China on Traditional Chinese Medicine, the collection and storage as well as the initial processing of Chinese medicinal materials shall be in line with the relevant technical specifications, standards and administration requirements.

Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the Civil Code of the PRC, which became effective on January 1, 2021, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

The principal legal provisions governing product liability are set out in the Product Quality Law of the PRC, which was amended on and became effective on December 29, 2018. The Product Quality Law is applicable to all activities of production and sale of any product within the territory of the PRC, and the producers and sellers shall be liable for product quality in accordance with the Product Quality Law. According to the Product Quality Law, consumers who suffer personal injury or property loss due to product defects may demand compensation from the producer as well as the seller. Violations of the Product Quality Law may result in the imposition of fines. In addition, the seller or the producer may be ordered to suspend operation and its business license may be revoked. Criminal liability may be incurred in serious cases.

Restriction on Foreign Ownership

According to the Foreign Investment Law the PRC adopted by the National People’s Congress of the PRC on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and came into effective on January 1, 2020.

Under the Foreign Investment Law, the State shall implement the management systems of pre-establishment national treatment and negative list for foreign investment, according to which the treatment given to foreign investors and their investments during the investment access stage shall be not lower than that given to their domestic counterparts, and the State shall give national treatment to foreign investment beyond the negative list where special administrative measures for the access of foreign investment in specific fields is specified. Besides, the State shall protect foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China in accordance with the law. The State will take measures to prompt foreign investment such as ensuring fair completion for foreign-invested enterprises to participate in government procurement activities, and protection of intellectual property rights of foreign investors and foreign-invested enterprises. In respect of administration of foreign investment, foreign investment shall go through relevant verification and record-filing formalities if required by relevant state laws and regulations. While the organization form, institutional framework, and standard of conduct of a foreign-funded enterprise shall be subject to the provisions of the Company Law or the Partnership Enterprise Law of the PRC, if applicable.

On June 23, 2020, the Ministry of Commerce and the NDRC promulgated the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2020 Version), or the Negative List, which took effective from July23, 2020. The Negative List sets out the revised list of restricted foreign-invested industries and prohibited foreign-invested industries in lieu of that set out in the Catalogue. These restrictive measures include requirements for shareholding and senior officers, but do not include restrictive measures consistently applicable to domestic and foreign investments and restrictive measures irrelevant to access. According to the Negative List, no foreign investor may engage in prohibited items listed in the Negative List, and no foreign-invested partnership may be established for the engagement in prohibited items subject to limitations on proportion of foreign investment.

According to the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), planting and cultivation of traditional Chinese medicine herbs falls within the Encouraging Catalogue. Our PRC subsidiary is mainly engaged in cultivation and sales of Cordyceps, which fall into the “permitted” category under the Negative List and the Catalogue.

Regulation on Foreign Exchange Control

Foreign exchange in China is primarily regulated by:

●	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008; and

●	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, remains subject to the registration of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include registration filing with MOFCOM. If the investment is made to the sensitive countries, districts, or industries, it needs to be approved by MOFCOM.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency.

Under our current structure, our income may rely on dividend payments from our PRC subsidiaries. Under existing PRC foreign exchange regulations, the distribution of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE if certain procedural requirements are complied with. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. We cannot assure you whether fluctuations in RMB exchange rate may be a disadvantage to us.

Regulation on Wholly Foreign-owned Enterprises

According to the PRC Company Law, adopted on December 29, 1993 and last amended on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested limited liability companies. In accordance with the PRC Company Law, any stipulations by other PRC laws governing foreign investment shall prevail over the PRC Company Law.

Pursuant to the Measures for Foreign Investment Information Reporting which was promulgated on December 30, 2019 and became effective on January 1, 2020, where foreign investors carry out investment activities in Mainland China directly or indirectly, the foreign investors or foreign investment enterprises shall submit investment information to competent commerce departments. Foreign investors or foreign investment enterprises shall report investment information to competent commerce departments via the enterprise registration system and the national enterprise credit information disclosure system.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles (“Circular 37”) promulgated by the SAFE and became effective on July 4, 2014, a “special purpose vehicle “means an overseas enterprise directly established or indirectly controlled by a domestic resident (including domestic institution and domestic individual residents) for the purpose of engaging in investment and financing with the domestic enterprise assets or interests he legally holds, or with the overseas assets or interests he legally holds. And the registration for and the relevant foreign exchange administration over a special purpose vehicle established by a domestic resident shall be subject to the Circular 37.

According to the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment related Foreign Exchange Administration (“Circular 13”), the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment, including the registration of PRC residents who engage in overseas investment and financing and inbound investment via special purpose vehicles under the Circular 37, is directly reviewed and handled by banks, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration through local banks. The Circular 13 also simplified handling formalities for certain direct investment-related foreign exchange business, for example, simplifying the administration of the confirmation and registration of foreign investors’ contribution under domestic direct investment, canceling the filing of overseas re-investment foreign exchange, and canceling annual inspection of the direct investment-related foreign exchange.

According to the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (“Circular 16”) promulgated by SAFE and became effective on June 19, 2016, domestic enterprises may all settle their external debts in foreign currencies according to the method of voluntary foreign exchange settlement. A domestic institution may use its foreign exchange earnings under capital account and the RMB funds obtained from the settlement thereof for current account expenditure within the scope of its business, as well as for capital account expenditure permitted by laws and regulations.

According to the Regulations on Foreign Exchange Control of the PRC promulgated by the State Council on January 14, 1997 and amended and became effective on August 5, 2008, Renminbi is freely convertible without the approval from the SAFE of its local counterpart for current account transactions, including payment of dividends to foreign investors, payment of interests, international trade of goods, service-related foreign exchange transactions, on a basis of true and lawful transactions, while capital account transactions including direct investments and repayment of foreign currency loans are subject to significant foreign exchange control and require the prior approval of the SAFE or its local counterpart and/or registration with the authority.

Regulation on Dividend Distributions

Our PRC subsidiary, Chengdu Skyherb is a wholly foreign-owned enterprise (limited liability company) under the PRC law. According to the Company Law of the PRC revised and became effective on October 26, 2018, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

According to the Treaty on the Avoidance of Double Taxation and Tax Evasion between Mainland and Hong Kong promulgated on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which beneficially owns a 25% or more interest in the PRC enterprise, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments once record filings have been performed with the relevant tax authorities.

Pursuant to the Circular of the State Administration of Taxation on Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties, which was promulgated on and with effect from 20 February 2009, all of the following requirements should be satisfied where a fiscal resident of the other party to the tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (a) such a fiscal resident who obtains dividends should be a company as provided in the tax agreement; (b) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (c) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to the obtainment of the dividends, reaches a percentage specified in the tax agreement.

In addition, the State Administration of Taxation promulgated the Administrative Measures for Entitlement of Non-resident Taxpayer to Agreement Treatment, which was promulgated on October 14, 2019 and came into effect on January 1, 2020. Under the Administrative Measures for Entitlement of Non-resident Taxpayer to Agreement Treatment, any non-resident taxpayer meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself/himself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities.

Regulations on M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Securities Regulatory Commission (“CSRC”) and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and subsequently amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Pursuant to the Foreign Investment Access Management Guidance Manual, which was issued and became effective on 18 December 2008 by the MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not; or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Provisions shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this annual report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Ordinary Shares.

If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. For more details, see “Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China (CAC) and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment” and “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this offering under PRC law.”

The Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Risk Factors — Risks Relating to Doing Business in the PRC.”

Regulations on Trademarks

According to the Trademark Law of the PRC revised by the Standing Committee of the National People’s Congress (“SCNPC”)) on April 23, 2019 and taking effect on November 1, 2019, the registered trademark has a validity period of 10 years starting from the registration date. The trademark registrant enjoys the exclusive right to use the trademark.

Additionally, pursuant to the Trademark Law and other relevant PRC laws and regulations, in the event that a company uses trademarks in relation to production in the PRC without the required authorization, the company may be asked to cease the infringement. Any dispute in connection with the activities the infringe the exclusive right to use a registered trademark shall be resolved by the relevant parties through negotiation. If the relevant parties refuse to negotiate or the negotiation fails, the trademark registrant or the relevant stakeholders may file a lawsuit in the people’s court or turn to the industrial and commercial administrative department for handling. Meanwhile, we have successfully obtained two trademarks.

Regulations on Patents

According to the PRC Patent Law revised by the SCNPC on October 17, 2020 and taking effect on June 1, 2021, the PRC patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention patent and a term of ten years in the case of utility models and designs. We are licensed to use three utility models patents which are registered in Taiwan.

PRC Taxation and Foreign exchange

Under the Enterprise Income Tax Law or EIT Law amended on December 29, 2018, and the Implementation Regulations on the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. A uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises and foreign enterprises that have established production and operation facilities in the PRC,

The Notice of the State Administration of Taxation (“SAT”) on Issues Relevant to Foreign-registered Chinese-invested Holding Enterprises Determined as Resident Enterprises in Accordance with Actual Management Organization Standard (“Circular 82”) issued by the SAT in April 2009 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC- controlled offshore incorporated enterprise has its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. The Administrative Measures for Income Tax of Chinese-Controlled Resident Enterprises Registered Abroad (For Trial Implementation) (“Bulletin 45”) issued by the SAT on September 1, 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details on determining resident status and administration on post-determination matters.

According to Provisional Regulations on Value-added Tax of the PRC issued by the State Council on December 13, 1993 and taking effect on January 1, 1994 and amended respectively on November 5, 2008, February 6, 2016 and November 19, 2017 (“Provisional Regulations on VAT”), the Detailed Rules for the Implementation of the Interim Regulations of the People’s Republic of China on Value-Added Tax revised by SAT on October 28, 2011 and came into effect on November 1, 2011, all the entities and persons engaged in sales of goods or provision of processing, repair and maintenance labour, sales of services, intangible assets or real estate or import of goods in China shall be subject to value-added tax. The taxable value shall be calculated based on the output tax and input tax. Unless otherwise specified by the Provisional Regulations on VAT, for the sales of goods, labour, tangible asset lease services or import of goods by the taxpayer, the VAT rate shall be 17%; for the sales of transportation, postal, basic telecom, construction and real estate lease service, sales of real estate, transfer of land use right, sales and import of special goods listed in the Provisional Regulations on VAT by the tax payer, the VAT rate shall be 11%; for the sales of services and intangible assets by the tax payer, the VAT rate shall be 6%. Unless otherwise specified, the VAT rate for the export of goods by the taxpayer shall be zero; and the VAT rate for the cross-border sales of services and intangible assets within the scope as specified in the regulations of the State Council by the domestic institutions and individuals shall be zero.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on Full Implementation of Business Tax to Value-added Tax Reform which has been partially repealed on July 1, 2017 and January 1, 2018, confirms that business tax would be completely replaced by VAT from May 1, 2016.

On April 4, 2018, the SAT and the MOF jointly issued Circular on Adjusting Value-added Tax Rate to further adjust the VAT rate, including the change of tax rate from 17% and 11% to 16% and 10% respectively for the taxable sales or import of goods by the tax payer.

On March 20, 2019, the SAT, the General Administration of Customs of the PRC (“GACC”) and the MOF jointly issued Announcement on Policies Concerning Deepening the Reform of Value-added Tax which shall come into effect as of April 1, 2019 to further adjust the VAT rate, including the change of tax rate from 16% and 10% to 13% and 9% respectively for the taxable sales or import of goods by the tax payer.

Employment Laws

The Labor Law of the PRC, which was amended on December 29, 2018, provides that an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health systems, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection equipment that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Workers engaged in special operations shall have received specialized training and obtained the pertinent qualifications. An employer must develop a vocational training system. Vocational training funds must be set aside and used in accordance with national regulations and vocational training for workers must be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was amended on December 28, 2012, and came into effect on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and came into effect on the same day, regulate employer and the employee relations and contain specific provisions involving the terms of the labor contract. Labor contracts must be made in writing and may, after reaching agreement upon due negotiations, be for a fixed-term, an un-fixed term, or conclude upon the completion of certain work assignments. In the event that no written labor contract is concluded at the time when a labor relationship is established, such a contract shall be concluded within one month as of the date when the employing unit employs a worker. An employer may legally terminate a labor contract and dismiss its employees after reaching an agreement upon due negotiations with the employee or by fulfilling the statutory conditions.

According to the Social Insurance Law of the PRC, enterprises are obliged to provide their employees in the PRC with welfare schemes covering basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance. If an enterprise fails to pay social insurance premiums in full within the time period specified by the authorities, a daily fine of 0.05% on any delinquent payments may be imposed on it. If an enterprise fails to make such payments on time, it may be liable to a fine equal to one to three times the overdue amount.

According to the Regulations on the Administration of Housing Provident Funds, enterprises should undertake registration at the competent managing center of housing fund and then, upon the examination by such managing center of housing fund, undergo the procedures of opening the account of housing fund for their employees at the relevant bank. Enterprises are also obliged to timely pay and deposit then housing fund in the full amount. In the event that an enterprise fails to pay housing provident fund within the time period according to the regulation, the PRC authorities may order it to pay the fund within a time limit. If the enterprise still fails to make overdue contributions, such relevant PRC authorities may apply to court for compulsory execution. If the enterprise fails to undertake registration of housing provident fund or fail to open housing fund account for its employees, the competent PRC authorities shall order the enterprise to complete such registration procedure regarding housing provident fund within a prescribed time limit. If the enterprise fails to do so within the prescribed time limit, a penalty ranging from RMB 10,000 to RMB 50,000 may be imposed.

Foreign trade and customs

According to the Foreign Trade Law of the PRC amended on April 2004 and became effective on July 1, 2004, and last amended on November 7, 2016, any foreign trade business operator that is engaged in the import and export of goods or technologies shall make registration for record with the administrative department of foreign trade of the State Council or the institution entrusted by it, but those that are exempted from registration for record by laws, administrative rules and rules of the department in charge of foreign trade under the State Council shall be excluded. If the foreign trade business operator fails to complete such registration for record, the customs will not process the procedures of declaration, inspection and release for the import or export of goods.

According to the Customs Law of the PRC last amended on April 29, 2021, and the Administrative Provisions of the Customs of the PRC on the Registration of Customs Declaration Entities effective as of July 1, 2018, the import and export of goods are subject to the customs ‘control. Consignees of import goods and consignors of export goods have the obligation to make true declarations to the customs. Duties shall be levied by the customs in respect of the goods allowed to be imported and exported. Consignees of import goods and consignors of export goods are required to be registered with the local customs

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Overview

We specialize in the research, development, manufacturing, and marketing of cordyceps, through our wholly-owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd. (China) (“Chengdu Skyherb”).

Our primary product is Cordyceps (Ophiocordyceps Sinensis). It is valued for its effect in restoring energy, promoting longevity, and improving quality of life.

Cordyceps is a unique product in China. Due to geographical and other factors limiting its growth, it can only be cultivated in China.

According to CN Research, it is predicted that by 2025, the market scale of Cordyceps in China will reach RMB73.656 billion.

The invention patents and manufacturing patents currently owned and applied for are the first and key technologies to ensure efficient production. At present, our technology and scale are the first choice for manufacturers who can cooperate with the Tibetan region. Cooperation with the Tibetan region is an unrepeatable resource. As long as we continue to sign contracts and cooperate, we will ensure that we will become the only partner in cooperation with the Tibetan region in field cultivation in the future.

Currently, most of the Cordyceps products in the market is wildly picked and not produced on a large scale. We believe that our Cordyceps cultivation technology is able to provide mass production and stable output, which will make up the shortage in demand.

Based on our market research, we believe that at present, except for Chengdu Skyherb, there is no other companies that is able to complete the whole cultivation process of Cordyceps. There are individual Cordyceps farmers and retail merchants who collect wild Cordyceps in Tibet that sell their products to the market directly. However, due to their low annual output of retail Cordyceps, we do not consider these farmers and retail merchants as our competitors. We own a 1788 square meters (approximately 20,000 square feet) breeding center located at No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China. According to Professor Quansen Li, an expert in Cordyceps research for 40 years in Chongqing Institute of traditional Chinese medicine, currently there is no other institution that can completely cultivate and produce Cordyceps like Chengdu Skyherb Biotechnology Co., Ltd.

Currently, we have the following industry barriers, which makes it difficult for potential competitors to enter the Cordyceps industry:

●	The technology of storing eggs and bacteria, planting bacteria and pathological section.

●	Detail experience, such as controlling soil temperature and humidity, controlling infection rate and grass rate,etc.

●	Place of origin that suitable for growing a large number of bat moth eggs and trichospora sinensis.

●	Large scale capital investment, for example, $4 million for a single Breeding center.

In summary, we strive to become the leader of the global Cordyceps industry in the future with our continuously improved Cordyceps breeding technology. We provide quality and safe Cordyceps products in the market through traditional breeding and scientific breeding. To ensure quality control, we commissioned Xi’an United Nations Quality Detection Technology Co., Ltd, a third party quality testing institution, to test Cordyceps Properties, content of lead, cadmium, arsenic, mercury, copper. Traditional breeding, also known as centralized breeding, refers to a cultivation method that hundreds of Cordyceps are cultivated in a container, which may cause more diseases and pests, but less labor cost. Scientific breeding requires one container for one Cordycep, which leads to more labor cost. We achieved to reduce diseases and pests, improve management efficiency and reduce labor costs by using breeding equipment. With our capacity of mass production of Cordyceps, we can not only fill the output gap in the market, but also develop more high-quality processing products of Cordyceps, so that customers can enjoy Cordyceps’ health benefits in a more convenient way.

According to Chinese Pharmacopoeia, Volume I, 2020 Edition, “Cordyceps”, the quality of Cordyceps could be assessed from two aspects, properties and metal content. “Good properties” may be described as follows:

This product is formed by connecting the worm body and the fungus sub-base that grows from the worm head. The body resembles a silk worm, 3.5cm in length and 0.4cm in diameter, the surface is yellowish brown with 25 ring patterns, the ring pattern near the head is finer, the head is reddish brown, 8 pairs of feet and 4 pairs in the middle, brittle and easy to break. The section is yellow. The pedestal is slender and cylindrical, 4.2cm long and 0.3cm in diameter, the surface is dark brown, flexible in texture, slightly fishy in smell and slightly bitter in taste.

Most of our Cordyceps products meet the above properties and are generally considered to have higher nutritional content from the Chinese Medicine perspective, and is traditionally considered as good-quality cordyceps product in China.

Metal content is also important for the quality of Cordyceps. Usually, the third party quality testing institution assess the content of lead, cadmium, arsenic, HG, and copper.

As of the date of this prospectus, regulatory bodies in China do not require Cordyceps that are cultivated to be assessed the safety or efficacy, and therefore our products are not required to be assessed the safety or efficacy.

5.A. Operating Results.

We focus on the cultivating and sales of cordyceps products. The results of operations are shown as follows.

	For the years ended December 31,			2022 VS	2021 VS
	2022	2021	2020	2021	2020
	$	$	$	%	%
Sales	448,785	879,318	134,720	-49.0%	552.7%
Costs of goods sold	515,457	1,055,530	40,648	-51.2%	2496.8%
Gross profit	(66,672)	(176,212)	94,072	-62.2%	-287.3%
Gross margin	-15%	-20%	70%
Selling expense
Advertising and promotion fees	3,123	22,735	-	-86.3%	N/A
Travel and lodging expenses	318	4,563	7,337	-93.0%	-37.8%
Total selling expense	3,441	27,298	7,337	-87.4%	272.1%
General and administrative expense
Payroll and employee benefit	110,938	80,225	42,118	38.3%	90.5%
Professional fees	184,434	109,212	25,000	68.9%	336.8%
Consultant fees	9,499	7,724	-	23.0%	N/A
Tax expenses	3,588	4,110	1,721	-12.7%	138.8%
Research and development expenses	118,444	25,052	-	372.8%	N/A
Depreciation expenses	24,760	420	112	5795.2%	275.0%
Office expenses	35,690	16,971	3,185	110.3%	432.8%
Rental expenses	68,818	6,542	348	951.9%	1779.9%
Travel and lodging expenses	3,068	13,613	3,769	-77.5%	261.2%
Meal and entertainment	13,350	9,801	1,750	36.2%	460.1%
Total general and administrative expense	572,589	273,670	78,003	109.2%	250.8%
Total operating expense	(576,030)	(300,968)	(85,340)	91.4%	252.7%
Interest income	28	13	7	115.4%	85.7%
Interest expense	(71,772)	(12,350)	(20,284)	481.1%	-39.1%
Other income (expenses)	(4,855)	(1,138)	11	326.6%	-10445.5%
Income before tax	(719,301)	(490,655)	(11,534)	46.6%	4154.0%
Income tax provisions	792	351	1,942	125.6%	-81.9%
Net loss	(720,093)	(491,006)	(13,476)	46.7%	3543.6%

Sales.

Related party sales and third party sales are summarized as follows.

	Nature	Customer	2022		2021		2020
			$	%	$	%	$	%
1	Related party	Chengdu Zangqingyuan Herb Co., Ltd.	-	-	182,775	20.8%	43,458	32.3%	A
2	Related party	Foshan Xiongluyu Tea Co., Ltd.	-	-	93,012	10.6%	-	-	B
3	Related party	Gasar Biotechnology Co., Ltd.	53,304	11.9%	0	-	-	-	C
	Subtotal of related party sales		53,304	11.9%	275,787	31.4%	43,458	32.3%	D=A+B+C
	Third party sales		395,481	88.1%	603,531	68.6%	91,262	67.7%	E
	Total of sales		448,785	100.0%	879,318	100.0%	134,720	100.0%	F=D+E

We are continuously reducing the proportion of related party sales since the inception of the Company. As of December 31, 2022, the account receivable for related parties was zero.

Our third party sales increased by $512,269 from $91,262 for the period from May 4, 2020 (Inception) to December 31,2020 to $603,531 for the year ended December 31, 2021. Because of the continuous impact of COVID-19, Our third party sales turned to decrease by $208,050 to $395,481 for the year ended December 31, 2022.

Cost of goods sold

We incurred cost of goods sold of $1,055,530 for the year ended December 31, 2021, representing an increase of 2,496.8%, compared with 2020, And incurred cost of goods sold of $515,457 for the year ended December 31, 2022, representing a decrease of 51.2%, compared with 2021.The fluctuation of cost of goods sold was in line with that of sales for the past three years.

Gross margin

Our gross margin decreased from 70% for the period from May 4, 2020 (Inception) to December 31,2020, to negative 20% for the year ended December 31, 2021 and negative 15% for the year ended December 31, 2022

For the period from May 4, 2020 (Inception) to December 31,2020, we generated revenue of $91,262 in training of cordyceps cultivation without cost. Excluding training of cordyceps cultivation business, our gross margin for sales of Cordyceps was 6.5%.

The low gross margin for our Cordyceps products was attributed to the current small production scale, that much more fixed cost was allocated per unit of income.

Selling expense

We incurred selling expense of $3,441 for the year ended December 31,2022, representing a decrease of 87.4%, compare with $27,298 for the year ended December 31, 2021. The decrease was due to the continuous impact of COVID-19,

We incurred selling expense of $27,298 for the year ended December 31,2021, representing an increase of 272.1%, compare with $7,337 for the period from May 4, 2020 (Inception) to December 31,2020. The increase was due to the larger operations scale for the year ended December 31, 2021.

General and administrative expense

Our general and administrative expense increased continuously for the past three years, from $$78,003 for the period from May 4, 2020 (Inception) to December 31,2020, to $273,670 for the year ended December 31, 2021 and $572,589 for the year ended December 31, 2022. The increase was due to the continuously increase in payroll and employee benefit, professional fee, research and development expense, office expense, rental expense, and meal and entertainment expense.

We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as public company filing compliance, will continue to increase as we are a reporting company in the United States.

Interest expense

We incurred interest expense of $71,772 for the year ended December 31, 2022, representing an increase of 481.1%, compared with $12,350 for the year ended December 31, 2021. The significant increase was due to more interest bearing bebt borrowed from Mr. Xusheng Niu and Mrs. Xiangtao Yao for the year ended December 31, 2022.

Net loss

Our net loss was $720,093 and $491,006 for the years ended December 31, 2022 and 2021, respectively, representing an increase in net loss of $229,087 or 46.7%. The significant increase in net loss was a result of increased general and administrative expense of $298,919, offset by decrease of $109,540 in gross loss for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Our net loss was $491,006 and $13,476 for the years ended December 31, 2021 and 2020, respectively, representing an increase in net loss of $477,530 or 3,543.6%. The significant increase in net loss was a result of conversion from gross profit to gross loss and the increased general and administrative expense for the year ended December 31, 2021, compared to the year ended December 31, 2020.

Factors Affecting Our Results of Operations

Maintain our competitive advantages. Based on our strength in scale artificial cultivation of Cordyceps, we can provide Cordyceps products cultivated in our factory workshop, which give our customers a greater sense of satisfaction. We have formed our own unique and competitive advantages. If we fail to largely increase our sales scale, we will bear a lower gross margin and worse operating results.

Loss of key personnel. Our revenue was derived from our competitive advantages in our products. We rely heavily on the expertise and leadership of our senior management to maintain our core competence. The loss of the service of any of our key personnel could adversely affect our business.

Macro-economic conditions. Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. A macroeconomic downturn, which decreases the disposal personal income and reduces the need for luxury goods, may contribute to decreased sales of our Cordyceps products. Conversely, the economic growth may result in more sales of our Cordyceps products.

Price fluctuation of raw materials. The purchase of raw materials accounts for the majority of cost of goods sold. The price of raw materials is out of our control and the fluctuation of materials may significantly affect our operating results.

Depreciation. Our depreciation expenses are mainly driven by the net value of machinery equipment, motor vehicles, buildings and other items. Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life from 5 years to 50 years. Any change of the depreciation accounting policy or impairment of our property may affect our operating results.

Prevailing salary levels. Our cost of revenues is impacted by prevailing salary levels. Although we have not been subject to significant wage inflation in China, a significant increase in the market rate for wages could harm our operating results and our operating margin. Our ability to attract, retain, and expand our senior management and our professional and technical staff is an important factor in determining our future success. The market for qualified scientists and researchers is competitive. From time to time, it may be difficult to attract and retain qualified individuals with the required expertise at a fair wage. An increase in compensation of our scientists and researchers may increase our operating cost.

Impact of Covid-19

As a result of the COVID-19 outbreak in December 2019 and continuing through 2020,2021 and 2022, the Company’s businesses, results of operations, financial position and cash flows were adversely affected in 2022 with potential continuing impacts on subsequent periods, including but not limited to the material adverse impact on the Company’s revenues as result of the suspension of operations and decline in demand by the Company’s customers.

Though the global outbreak and spread of the novel strain of coronavirus (COVID-19) came to en end in November 2022, we are still taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, other business partners, our manufacturing capabilities and capacity and our distribution channels) posed by its spread and the governmental and community reactions thereto.

5.B. Liquidity and Capital Resources.

Other than our growing experience and skills in Cordyceps cultivation and the growing demand for our products and services for the domestic and oversea markets, both of which we believe may increase our liquidity if they continue, we are not aware of any trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

For 2023, we expect our main growth will be from our products sales in China. The demand for our products and services appears to be strengthening, from which we expect to generate more positive cash flow.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and services.

Cash flows:
	For year ended December 31, 2021	For year ended December 31, 2021	From May 4, 2020 (inception) to December 31, 2020

Cash Flows from Operating Activities	(321,378)	(365,363)	(130,549)
Cash Flows from Investing Activities	(475)	(110,815)	(1,500,709)
Cash Flows from Financing Activities	245,787	574,504	1,631,537
Effects of Currency Translations	(7,518)	1,064	15
Net increase in cash	(83,584)	99,390	294

As of December 31, 2022, we had $501,552 in current assets and $2,521,130 in current liabilities and the working capital deficit is $1,390,302. In addition, we had total shareholders’ equity of negative $951,334 as of December 31, 2022.

As of December 31, 2021, we had $1,130,828 in current assets and $2,921,526 in current liabilities and the working capital deficit is $1,790,698. In addition, we had total shareholders’ equity of negative $275,813 as of December 31, 2021.

As of December 31, 2020, we had $949,007 in current assets and $2,413,467 in current liabilities and the working capital deficit is $1,464,460. In addition, we had total shareholders’ equity of negative $12,812 as of December 31, 2020.

Operating activities:

We had net cash flow of $ $321,378 used in operating activities for the year ended December 31, 2022. which was mainly resulted from our net loss of $720,093, and a decrease of $122,450 in account payable, offset by depreciation of $168,899, provision for inventory impairment of $84,709, a decrease of advance to suppliers of $16,161, and an increase of $10,903 in accrued expense.

We had a negative cash flow from operations of $365,363 for the year ended December 31, 2021, which was mainly resulted from our net loss of $491,006, an increase of $353,665 in account receivable, an increase of $166,681 in inventory, offset by provision for inventory impairment of $385,828, depreciation of $149,238, and an increase of $105,846 in accounts payable.

We had a negative cash flow from operations of $130,549 during the period from inception May 4, 2020 to December 31, 2020, which was mainly resulted from our net loss of $13,476, an increase of $648,216 in inventory; offset by depreciation of $26,476, and an increase of $500,194 in account payable.

Investment activities:

We had net cash flow of $ $475 used in investment activities for the year ended December 31, 2022.Which was the cash outflow for purchasing property and equipment.

We had a negative cash flow from investment of $110,815 for the year ended December 31, 2021, which was resulted from purchasing property and equipment of $110,815.

We had a negative cash flow from investment of $1,500,709 during the period from inception May 4, 2020 to December 31, 2020, which was resulted from purchasing property and equipment of $1,111,749 and advances and loans made to related parties of $388,960.

Financing activities:

We had a positive cash flow from financing activity of $245,787 during the year ended December 31, 2022, which was resulted from proceeds from related party of $397,210, and offset by repayment to related parties of 151,423.

We had a positive cash flow from financing activity of $574,504 for the year ended December 31, 2021, which was resulted from common stock subscription of $232,400 and proceeds from related parties of $582,806, offset by repayment to related parties of $240,702.

We had a positive cash flow from financing activity of $1,631,537 during the period from inception May 4, 2020 to December 31, 2020, which was resulted from proceeds from loans payable of $414,000, and proceeds from related parties of 1,235,228, offset by repayment to related parties of $17,691.

The Company currently plans to satisfy its cash requirements for the next 12 months through earning from its subsidiaries and borrowings from its related parties or companies affiliated with its related parties and believes it can satisfy its cash requirements so long as it is able to obtain financing from these affiliated parties. The Company expects that money earned and borrowed will be used during the next 12 months to satisfy the Company’s operating costs, professional fees and for general corporate purposes. There is no written funding agreement between the Company and its related parties.

We are a holding company with no or limited operations of our own and we depend on our subsidiaries for our cash requirements, including the servicing of our debt. Our PRC subsidiary, Chengdu Skyherb is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiary through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiary in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this prospectus, there has not been any assets or cash transfers between the holding company and its subsidiaries. As of the date of this prospectus, there has not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiary. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiary. The Company will be dependent on dividends paid by its subsidiary for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiary is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiary, increasing the Company’s registered capital in a PRC subsidiary requires the filing with the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC subsidiary is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiary may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiary is unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiary within China, will not be affected as long as the capital is not transferred in or out of the PRC.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2022, 2021 and 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934.

Contractual Obligations and Commitments

As of December 31, 2022, 2021 and 2020, we did not have any contractual obligations.

5.E. Critical Accounting Policies.

Our significant accounting policies are described in the notes to our financial statements for the years ended December 31, 2022 and 2021, and the period from inception May 4, 2020 to December 31, 2020, and are included elsewhere in this annual statement.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officer and director as of the date hereof:

Name	Age	Position(s)
Szu Hao Huang	43	Director, CEO and CFO
Yenhung Liu	51	Director

The following is a brief biography of our director and executive officer:

Szu Hao Huang.

Mr. Huang has served as our Director, CEO and CFO since May 2020. From May 2018 to May 2020, he was the Vice President of Overseas Business Department of Zhonghe Sunshine Asset Management Co., Ltd., during this period he was responsible for overseas market business development. From January 2015 to January 2018, Mr. Huang served as the CEO of Mega Sun Bio-medical Co., Ltd., where he was in charge of corporate governance and business operations. During this time, he led the company to expand its business overseas and led the research and development of the main product “Negative Hydrogen Smart Water Purification System,” which has obtained the patent in Germany, Japan, China and Taiwan, and was awarded seven invention awards in 2015 and 2016 from four major invention exhibitions in the world. From November 2013 to November 2014, Mr. Huang served as the general manager of the well-known Taiwanese beverage brand “Tiger Yazi” Aerobic Life Co., Ltd. for 30 years, where he was mainly responsible for operation management and business marketing. During the time, he successfully improved the company’s operating strategy and increased the company’s performance by 300%. Mr. Huang acquired his bachelor’s degree in civil engineering from Tungnan University in 1999 in Taiwan.

Yenhung Liu.

Mr. Yenhung Liu has been our Director since July 2022. From June 2020 to July 2022, he was the Chief Technology Officer of Chengdu Skyherb. From July 2017 to June 2020, he served as the Technical advisor of Taiwan Metcon Co., Ltd. From May 2014 to July 2017, he was the General Manager of Eric Biotechnology Co., Ltd and was mainly responsible for the research and development of new technology in biochemical products. Prior to that, he served as the Manager of Yongxu Biotechnology Co., Ltd and was responsible for the R & D and production of herbal products imported from India. He earned his Bachelor degree in Electronics Engineering from the St John’s University of Taipei, Taiwan in 1993.

Family Relationships

None of the director or executive officer has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreement and Offer Letter

On May 6, 2020, we entered into an employment agreement with Szu Hao Huang, our CEO, CFO and director. The agreement provides a term from May 6, 2020 to December 31, 2025 and did not provide for compensation. Pursuant to the employment agreement, Szu Hao Huang will not receive any compensation.

On July 1, 2022, Yenhung Liu, a director, has received and signed the offer letter provided by us. The term shall continue until his successor is duly elected and qualified. The Board may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the board of directors of the Company. The offer letter did not provide compensation.

Compensation of Director and Executive Officer

For the fiscal year ended December 31, 2022, 2021, and 2020, we did not pay any compensation to our CEO, CFO and Directors, Szu Hao Huang and Yenhung Liu.

6.C. Board Practices

Board Committees

We currently have two directors, Szu Hao Huang and Yenhung Liu, therefore we have not established any committees, including an audit committee, a compensation committee, a nominating committee or any committee performing a similar function. The functions of those committees are being undertaken by the directors.

Terms of Directors and Officers

Directors hold office until the next annual meeting of the Board or until his successors have been duly elected and qualified. Officer is elected by the Board and his term of office is, except to the extent governed by employment contract, at the discretion of the Board.

Involvement in Certain Legal Proceedings

To the best of our knowledge, our directors or executive officer has not, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which such person was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self- regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officer and all employees.

6.D. Employees

As of the date of this annual report , we have 39 full time employees on our payroll, among which 7 are in general administration, 2 in finance and accounting, 7 in operation management and 23 in R&D and Production Department.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report, and as adjusted to reflect the sale of the ordinary shares offered in this offering for

●	each director and executive officer who beneficially owns our ordinary shares; and

●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 111,120,000 ordinary shares issued and outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares’ underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. As of the date of this annual report, we have a total of 92 shareholders of record, 3 of which hold beneficial ownership of 5% or more, and none of which is located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering		Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent	Percent
Director and Executive Officer:
Szu Hao Huang(1)	65,847,400	59.3%	65,847,400	59.3%	59.3%
Yenhung Liu(1)
5% Shareholder:
Dalan Vincent Holdings Limited(1)	65,847,400	59.3%	65,847,400	59.3%	59.3%
AJRD Holdings Limited(2)	19,999,000	18%	19,999,000	18%	18%
Silver Spring Asia Holdings Limited(3)	7,000,000	6.3%	7,000,000	6.3%	6.3%

(1)	Dalan Vincent Holdings Limited is a company incorporated in the British Virgin Islands. Szu Hao Huang owns 50% of the equity interest in Dalan Vincent Holdings Limited. Yen Hung Liu holds 50% of the equity interest in Dalan Vincent Holdings Limited. According to the acting-in-concert agreement between Szu Hao Huang and Yen Hung Liu dated September 30, 2021, Mr. Huang has the power to direct the voting and disposition of the ordinary shares held by Dalan Vincent Holdings Limited.
(2)	Shih Han Huang beneficially owns 19,999,000 ordinary shares indirectly through AJRD Holdings Limited, a company incorporated under the laws of the British Virgin Islands and of which Ms. Huang has voting and dispositive control.
(3)	Hsiao Ling Lee beneficially owns 7,000,000 ordinary shares indirectly through Silver Spring Asia Holdings Limited, a company incorporated under the laws of the British Virgin Islands and of which Ms. Lee has voting and dispositive control.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Related Party  Transactions

The following table and description sets forth the major related parties and their relationships with the Company as of December 31, 2022, 2021, and 2020:

(1)	Sales to related parties

In the year ended December 31, 2022, the Company sold newly developed products processed with cordyceps of $53,304 to Gasar Biotechnology Co., Ltd.

In the year ended December 31, 2021, the Company sold cordyceps of $182,775 and $93,012 to Chengdu Zangqingyuan Herb Co., Ltd. and Foshan Xiongluyu Tea Co., Ltd., respectively.

In the period from May 4, 2020 to December 31, 2020, the Company sold cordyceps of $43,458 to Chengdu Zangqingyuan Herb Co., Ltd.

Accounts receivable from related parties consists of the following:

	December 31,	December 31,	December 31,
	2022	2021	2020

Chengdu Zangqingyuan Herb Co., Ltd.	$-	$133,909	$-
Foshan Xiongluyu Tea Co., Ltd.	-	-	-
Gasar Biotechnology Co., Ltd	-	-	-
Less: Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$-	$133,909	$-

(2)	Loan receivable-related parties

The Company made loans to an unrelated party in the amount of $146,040 for the period from May 4, 2020 Inception) to December 31, 2020. The loan is non-interest bearing and has a maturity date of August 30, 2021 which was extended to August 30, 2023. The outstanding loan balance was $146,040 as of December 31, 2020.

On August 29, 2021, Mr. Szuhao Huang, our CEO, assumed the liability to payback this loan. As of December 31, 2021, the outstanding loan balance was $146,040, which was fully paid back in the year ended December 31, 2022.

(3)	Purchase from a relate party

On June 28, 2020, the Company, Chengdu Zhonghe, and Chengdu Helian Industrial Park Investment Co., Ltd, from whom Chengdu Zhonghe bought the breeding center before it was completed, signed certain rights and obligation transfer agreement whereby Chengdu Zhonghe will transfer its rights to the breeding center to the Company for $670,891 (RMB 4,380,000). The Company has paid the full amount for the purchase as of December 31, 2020. The breeding center is located at No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China, with a construction area of 1,788 square meters. The construction of the breeding center was completed in December 2020, and Chengdu Skyherb began to use the center for its cordyceps cultivating since then. As of the filling date, the transfer procedures, such as changing the building’s title, are still in process.

On June 15, 2020, the Company purchased certain fixed assets and inventory from Chengdu Zhonghe in the amount of $1,574,603 (RMB10,280,000). The balance of accounts payable to Chengdu Zhonghe was $1,115,902 and $1,093,557 as of December 31, 2021 and 2020, respectively. In the year ended December 31, 2022, Chengdu Zhonghe assigned its accounts receivable of $28,997, $5,538, and $1,081,367 to Gasar Biotechnology Co., Ltd, Mr. Yenhung Liu, and five third parties, respectively. After the assignment, the amounts remain as non-secured and no interest bearing. As of December 31, 2022, the accounts payable to Chengdu Zhonghe, Gasar Biotechnology Co., Ltd, and Mr. Yenhung Liu amounted to $229,093, 28,997, and 5,538, respectively, and the total amount of accounts payable to related parties was $263,628.

On September 10, 2021, the Company paid $100,000 to purchase certain office equipment and fixture from Gasar Biotechnology Co., Ltd to use in the Taiwan office. These fixed assets are depreciated over the office lease term of 49 months, using a straight-line method.

(4)	Due from related parties

The Company advanced fund to Mr. Szuhao Huang, our CEO, to work on the Company’s projects in 2020. When the projects were completed, Mr. Huang reported expenses to the Company, which recorded such expenses in the periods incurred. In 2021 and 2022, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds are non-interest bearing, non-secured, due on demand, and without a written agreement.

In 2020, the Company advanced fund to Gasar Biotechnology Co., Ltd, a company controlled by Mr. Szuhao Huang, to work on the Company’s project. When the projects were completed, Gasar Biotechnology Co., Ltd. either refund to the Company, or reported expenses to the Company, which recorded relevant expenses in its book. In 2022, Mr. Huang agreed to offset his advances to the Company with the Company’s advance to Gasar Biotechnology Co., Ltd, and accordingly the amount due from Gasar Biotechnology Co., Ltd became zero as of December 31, 2022.

Due from related parties consists of the following:

	December 31,	December 31,	December 31,
	2022	2021	2020

Mr. Szuhao Huang	$-	$-	$142,182
Gasar Biotechnology Co., Ltd	-	148,900	98,900
Less: Allowance for doubtful accounts	-	-	-
Total, net	$-	$148,900	$241,082

(5)	Due to related parties

On June 27, 2020, Chengdu Skyherb entered into a loan agreement to borrow $1,263,665 (RMB 8,250,000) from Mr. Xusheng Niu and Mrs. Xiangto Yao as working capital to purchase fixed assets and inventory. The Company repaid $17,691 and accrued interest of $20,284 for the period from May 4, 2020 Inception) to December 31, 2020, the balances due to Mr. XuSheng Niu is $1,285,559 as of December 31, 2020. Such balances bear annual interest of 5%, are personally guaranteed by Mr. Szuhao Huang, and with a maturity date of December 31, 2022.

In 2021 and 2022, Mr. Xusheng Niu and Mrs. Xiangtao Yao continued to make fund to Chengdu Skyherb to finance its operations due to lack of cash rescuers. Such funds bear annual interest of 5%, non-secured, due on demand, and without a written loan agreement.

The Company advanced fund to Mr. Szuhao Huang, our CEO, to work on the Company’s projects in 2020. When the projects were completed, Mr. Huang reported expenses to the Company, which recorded such expenses in the periods incurred. In 2021 and 2022, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds are non-interest bearing, non-secured, due on demand, and without a written agreement.

Due to related parties consists of the following:

	December 31,	December 31,	December 31,
	2022	2021	2020
Mr. Xusheng Niu	$814,308	$768,714	$378,799
Mrs. Xiangtao Yao	563,969	790,051	906,760
Mr. Szuhao Huang	8,227	12,519	-
Total	$1,386,504	$1,571,284	$1,285,559

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Dividend Policy

We have not declared or paid any dividends on our ordinary shares since our inception, and have no current plans to pay dividends on our ordinary shares. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our director and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our director. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries, or covenants of future indebtedness that we or they may incur. We do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

In the event we pay dividends in the future, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive. See “Item 4.B. – Regulation— Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents” and “Item 4.B. – Regulation—Regulations on Dividend Distribution.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

The holders of our ordinary shares may offer all or part of the shares for resale from time to time through public or private transactions, at a fixed price of $0.02 per share until the ordinary shares are listed on a national securities exchange or quoted on either the OTCQX market (“OTCQX”) or the OTCQB market (“OTCQB”), administrated by the OTC Markets Group, Inc. (“OTC Markets”), at which time they may be sold at prevailing market prices or in privately negotiated transactions. There has been no trading for the ordinary shares as of the date of this annual report.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

General

We are authorized by our Memorandum and Articles of Association to issue an aggregate of 500,000,000 ordinary shares, par value $0.0001 per share, of which 111,120,000 were issued and outstanding as of the date of this annual report.

This annual report contains only a summary of the terms of the ordinary shares the Selling Shareholders are offering and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Memorandum and Articles of Association. They do not purport to be complete. You should refer to, and read this summary together with, our Memorandum and Articles of Association to review all of the terms of our ordinary shares that may be important to you. Reference is made to our memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Ordinary Share

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called meeting of the shareholders entitled to vote on such action. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share. An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing.

Election of directors

The Company may by ordinary resolution appoint any person to be a Director. Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the Cayman Islands do not specifically prohibit or restrict the creation of cumulative voting rights for the election of directors. Cumulative voting is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors. A Director shall hold office until such time as he is removed from office by the Company.

Meetings of shareholders

Our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven days’ notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and who are entitled to vote at the meeting, and to the other directors. The Directors shall convene a meeting of shareholders upon the written requisition of any shareholders entitled to attend and vote at general meeting of the Company who hold not less than 10 percent of the paid up voting share capital of the Company.

No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy holding at least a majority of the paid up voting share capital of the Company. If the Company has only one shareholder, that only shareholder present in person or by proxy shall be a quorum for all purposes. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may decide, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder or shareholders present and entitled to vote shall be a quorum.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. A Director may at any time summon a meeting of the Directors. The quorum necessary for the transaction of the business may be fixed by the Directors, and unless so fixed, if there be more than two Directors shall be two, and if there be two or less Directors shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new ordinary shares under either Cayman Islands law or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any ordinary shares by written instrument of transfer signed by the transferor. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members. The Directors may in their absolute discretion to decline to register any transfer of any share, whether or not it is a fully paid share, without assigning any reason for so doing. If the Directors refuse to register a transfer, they shall within 2 months of the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal.

Liquidation

If the Company shall be wound up, and the assets available for distribution among the shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid-up, or which ought to have been paid-up, at the commencement of the winding up on the shares held by them respectively. If on a winding up the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the capital paid-up at the commencement of the winding up, the excess shall be distributed among the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Calls on ordinary shares and forfeiture of ordinary shares

Our directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified date of payment. When such a notice has been issued and its requirements have not been complied with, the directors may, at any time before the tender of payment, forfeit and cancel the ordinary shares to which the notice relates.

Issuance of ordinary shares

Our directors may authorize the issuance of shares at such times, to such persons, for such consideration and on such terms as they may determine by a resolution of the directors, subject to the Companies Act (As Revised) of the Cayman Islands, our Memorandum and Articles of Association and any applicable requirements imposed from time to time by the SEC, the FINRA, any stock exchange or the over-the-counter market on which our securities are listed.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (apart from our memorandum and articles of association, special resolutions and the register of mortgages and charges). See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We plan to apply for quotation on OTCQB. There can be no assurance that our ordinary shares will ever be quoted on a quotation service or listed on a stock exchange, or that any public market for our stock will develop.

10.C. Material  contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on our ability to transfer cash to investors. See “Item 3 – Transfers of Cash between Our Company and Our Subsidiaries” and “Item 3.D. Risk Factors - Risks Relating to Doing Business in China.”

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax arrangement entered with the United Kingdom in 2010, but otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As an exempted company incorporated in the Cayman Islands, the Company is required to pay an annual government fee (“Government Fee”), which is determined on a sliding scale by reference to the level of its authorized share capital. The Government Fee is payable at the end of January in every year and is based on the level of the authorized share capital at the time when the fee is due.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of the shares or on an instrument of transfer in respect of a share of a Cayman company except those which hold interests in land in the Cayman Islands and except where the relevant document or instrument is executed in or brought to the Cayman Islands, or produced before a Cayman Islands court.

People’s Republic of China  Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

On March 17, 2017, the State Tax Administration promulgated the “Administrative Measures for Adjustment of Special Tax Investigation and Mutual Consultation Procedures” (State Administration of Tax Practice Announcement No.6, 2017), which came into force on May 1, 2017), which provides that tax authorities have implemented special tax adjustment monitoring and management for enterprises through related declaration review, contemporaneous data management, profit level monitoring and other means. If an enterprise is found to have special tax adjustment risks, the tax authorities may serve a “Notice” to remind such enterprise of the tax risks.  If an enterprise receives a special tax adjustment risk alert or finds that it has a special tax adjustment risk, it may adjust the supplementary tax on its own. If the enterprise adjusts the supplementary tax by itself, the tax authorities may still carry out special tax investigation and adjustment in accordance with the relevant provisions. If an enterprise requires the tax authorities to confirm the special tax adjustment matters, such as the pricing principles and methods of related party transactions, the tax authorities shall initiate the special tax investigation procedures. It also stipulates that if the principle of independent transactions is not met, tax authorities may implement a special tax adjustment in the full amount of the amount deducted before tax under the following circumstances:

(1)	The enterprise and its affiliated parties transfer or accept the right to use intangible assets that do not bring economic benefits and collect or pay royalties;

(2)	The enterprise pays royalties to related parties that only own intangible assets but do not contribute to their value;

(3)	An enterprise establishes a holding company or a financing company overseas for the main purpose of financing and listing, and pays royalties to overseas affiliated parties only for the incidental benefits arising from the financing and listing activities;

(4)	The taxable income or income amount of the enterprise or its affiliated party is reduced because the payment or collection of the price of the labor service transaction between the enterprise and its affiliated party does not meet the principle of independent transactions; and

(5)	The enterprise pays fees to overseas related parties that fail to perform their functions, bear risks and have no substantial business activities.

Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that we meet all of the conditions above. We are a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 20% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of us would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Relating to Doing Business in China.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) that holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our income and assets and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2022 and 2021, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and 2021 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our Ordinary Shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Ordinary Shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. (See “—People’s Republic of China Taxation”). In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since our Ordinary Shares have been approved for listing on Nasdaq, and provided that the Ordinary Shares will be regularly traded on Nasdaq, a U.S. holder holds Ordinary Shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Ordinary Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Ordinary Shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Organizational Structure.”

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative  and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Inflation Risk

We are also exposed to inflation risk. Inflationary factors, such as increases in labor costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information – B. Memorandum and Articles of Association” for a description of the rights of securities holders.

14.E. Use of Proceeds

Not applicable for annual reports on Form 20-F.

Item 15. Controls and Procedures

(a) Disclosure Controls  and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we expect to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation report of the registered public accounting firm.

Not applicable.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

Keith K Zhen CPA was  appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2022, 2021, and 2020. Audit services provided by Keith K Zhen CPA for fiscal years ended December 31, 2022, 2021, 2020 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Keith K Zhen CPA, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2020	2021	2022
	US$	US$	US$
Audit Fees(1) - Keith K Zhen CPA	50,000	80,000	80,000
Total	50,000	80,000	80,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Cordyceps Sunshine Biotech Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.1	Form of Private Placement Subscription Agreement for Regulation S investors (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.2	Employment Agreement by and between the Registrant and Szu Hao Huang dated May 6, 2020 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.3	Translation of Patent Licensed Agreement (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.4	Director Offer Letter with Yenhung Liu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.5	Inventory Transfer Agreement between Chengdu Zhonghe and Chengdu Skyherb (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.6	Breeding Center Transfer Agreement (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.7	Form of Purchase Contract between Buyer and Chengdu Skyherb (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.8	Related Party Transaction — Loan Agreement and Debt Transfer Agreement (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.9

Asset Transfer Agreement between Chengdu Zhonghe and Chengdu Skyherb (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cordyceps Sunshine Biotech Holdings Co., Ltd.

By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Chief Executive Officer

Date: May 15, 2023

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

FINANCIAL REPORT

At December 31, 2022, 2021, and 2020, and

For the years ended December 31, 2022, 2021, and 2020

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cordyceps Sunshine Biotech Holdings Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cordyceps Sunshine Biotech Holdings Co., Ltd. and subsidiaries (the Company) as of December 31, 2022, 2021 and 2020, and the related consolidated statements of income, comprehensive income, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2022 and 2021, and the period from May 4, 2020 (inception) to December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, and the period from May 4, 2020 (inception) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring net losses with significant accumulated deficit, and negative cash flows from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Related Parties Transactions

The Company has significant transactions with related parties. The evaluation of the Company’s identification of related parties and related party transactions required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s procedures performed to identify related parties and related party transactions of the Company.

Our audit procedures related to the Company’s identification of related parties and related party transactions included the following, among others:

●	Inquired with executive officers, key members of management, the Board of Directors and others within the Company regarding related party relationships and transactions;

●	Read agreements and contracts with and between related parties and, in certain cases third parties, and evaluated whether authorization and approvals were obtained and the terms and other information about transactions are consistent with explanations from inquiries and other audit evidence obtained about the business purpose of the transactions;

●	Analysed the general ledger detail and inspected journal entries to identify potential additional transactions with related parties;

●	Compared the Company’s reconciliation of applicable accounts to related parties’ records of transactions and balances;

●	Received confirmations from related parties, and, in certain cases third parties, and compared responses to the Company’s records;

●	Performed the following procedures to identify information related to potential additional transactions between the Company and related parties that may also include third parties:

●	Read the Company’s minutes from meetings of the Board of Directors and related committees of the Board of Directors;

●	Inspected annual questionnaires completed by the Company’s directors and officers;

●	Read publicly available sources including the Company’s public filings and press releases as well as certain analyst and industry reports

/S/ Keith K Zhen CPA
Keith K Zhen CPA

PCAOB ID 6673

We have served as the Company’s auditor since 2022

Brooklyn, NY

May 15, 2023

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2022	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$16,100	$99,684	$294
Accounts receivable, net (Note 4)	149,510	358,006	-
Others receivable	12,880	16,476	2,764
Advances and prepayments to suppliers	9,532	27,410	19,457
Inventory (Note 5)	313,530	480,352	685,410
Due from related parties (Note 7-(4))	-	148,900	241,082
Total Current Assets	501,552	1,130,828	949,007

Loan receivable-related parties (Note 7-(2))	-	146,040	146,040
Property, plant and equipment, net (Note 6)	1,425,135	1,713,954	1,712,162
Operating lease right of use asset, net	178,166	272,216	18,502
Total Assets	$2,104,853	$3,263,038	$2,825,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$751,135	$111,696	$123
Accounts payable-related party (Note 7-(3))	263,628	1,115,902	1,093,557
Accrued expenses (Note 9)	62,754	56,407	29,529
Due to related parties (Note 7-(5))	1,386,504	1,571,284	1,285,559
Operating lease liabilities – current	57,109	66,237	4,699
Loans payable (Note 10)	414,000	-	-
Total Current Liabilities	2,935,130	2,921,526	2,413,467

Long-term Loans payable (Note 10)	-	414,000	414,000
Operating lease liabilities – noncurrent	121,057	203,325	11,056
Total Liabilities	3,056,187	3,538,851	2,838,523

Commitments and Contingencies (Note 13)	-	-	-

Shareholders’ Equity:
Common Stock, par value $0.0001, 500,000,000 shares authorized; 111,120,000 shares issued and outstanding as of December 31, 2022, 100,000,0000 shares issued and outstanding as of December 31, 2021, and 2020	11,112	10,000	10,000
Common Stock to-be Issued	-	222,400	-
Shares Subscription Receivable	-	-	(10,000)
Additional paid-in capital	221,288	-	-
Retained Earnings (Accumulated deficit)	(1,224,575)	(504,482)	(13,476)
Accumulated other comprehensive income	40,841	(3,731)	664
Total Shareholders’ Equity (Deficit)	(951,334)	(275,813)	(12,812)
Total Liabilities and Shareholders’ Equity (Deficit)	2,104,853	$3,263,038	$2,825,711

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year ended	For the Year Ended	For the Period from May 4, 2020 (Inception) to
	December 31, 2022	December 31, 2021	December 31, 2020

Revenue
Sales of cordyceps	$448,785	$879,318	$43,458
Training of cordyceps cultivation	-	-	91,262
Total revenue	448,785	879,318	134,720

Costs of Revenue
Sales of cordyceps	515,457	1,055,530	40,648
Training of cordyceps cultivation	-	-	-
Total costs of revenue	515,457	1,055,530	40,648

Gross Profit (Loss)	(66,672)	(176,212)	94,072

Operating Expenses

Selling expenses
Advertising and promotion fees	3,123	22,735	-
Travel and lodging expenses	318	4,563	7,337
Total selling expenses	3,441	27,298	7,337

General and administrative expenses
Payroll and employee benefit	110,938	80,225	42,118
Professional fees	184,434	109,212	25,000
Consultant fees	9,499	7,724	-
Tax expenses	3,588	4,110	1,721
Research and development expenses	118,444	25,052	-
Depreciation expenses	24,760	420	112
Office expenses	35,690	16,971	3,185
Rental expenses	68,818	6,542	348
Travel and lodging expenses	3,068	13,613	3,769
Meal and entertainment	13,350	9,801	1,750
Total general and administrative expenses	572,589	273,670	78,003

Total Operating Expenses	576,030	300,968	85,340

Income (Loss) from Operation	(642,702)	(477,180)	8,732

Other Income (Expenses)
Interest income	28	13	7
Interest expenses	(71,772)	(12,350)	(20,284)
Other income (expenses)	(4,855)	(1,138)	11
Total Other Income (Expenses)	(76,599)	(13,475)	(20,266)

Lose before Provision for Income Tax	(719,301)	(490,655)	(11,534)

Provision for Income Tax	792	351	1,942

Net Loss	$(720,093)	$(491,006)	$(13,476)

Other comprehensive income (loss)
Effects of foreign currency conversion	44,572	(4,395)	664
Total comprehensive income (loss)	$(675,521)	$(495,401)	$(12,812)

Basic and Fully Diluted Loss per Share	$(0.01)	$(0.00)	$(0.00)

Weighted average shares outstanding	104,417,534	100,000,000	100,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares Par Value $0.0001 per share		Common Stock	Shares Subscription	Additional Paid-in	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Shareholders’ Equity
	Shares	Amount	to-be Issued	Receivable	Capital	Deficit)	Income (Loss)	(Deficit)
Balance at May 4,2020 (Inception)	-	$-	$-	$-	$-	$-	$-	$-
Issuance of ordinary shares	100,000,000	10,000	-	(10,000)	-	-	-	-
Net income	-	-	-	-	-	$(13,476)	-	(13,476)
Other comprehensive income	-	-	-	-	-	-	664	664
Balances at December 31, 2021	100,000,000	$10,000	$-	$(10,000)	$-	$(13,476)	$664	$(12,812)
Receipt of share subscription receivable	-	$-	$-	10,000	$-	$-	$-	$10,000
Proceeds from share subscription	-	-	222,400.00	-	-	-	-	222,400

Net income	-	-	-	-	-	(491,006)	-	(491,006)
Other comprehensive income	-	-	-	-	-	-	(4,395)	(4,395)
Balances a December 31, 2021	100,000,000	$10,000	$222,400	$-	$-	$(504,482)	$(3,731)	$(275,813)

Issuance of ordinary shares for share subscription previously received	11,120,000	$1,112	$(222,400)	$-	$221,288	$-	$-	$-

Net income	-	-	-	-	-	(720,093)	-	(720,093)

Other comprehensive income							44,572	44,572
Balances at December 31, 2022	111,120,000	$11,112	$-	$-	$221,288	$(1,224,575)	$40,841	$(951,334)

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year ended December 31,	For the Year ended December 31,	For the Period from May 4, 2020 (Inception) to December 31,
	2022	2021	2020
Cash Flows from Operating Activities

Net loss	$(720,093)	$(491,006)	$(13,476)
Adjustments to reconcile net loss
Depreciation and amortization	168,899	149,238	26,635
Amortization of operating lease right-of-use assets	58,986	9,846	1,873
Provision for inventory impairment	84,709	385,828	-
Impairment of fixed assets	1,177	-	-
Changes in assets and liabilities
Accounts receivable	185,797	(353,665)	-
Others receivable	2,172	(13,533)	(2,614)
Advances and prepayments to suppliers	16,161	(7,386)	(18,401)
Inventories	48,833	(166,681)	(648,216)
Accounts payable	(122,450)	105,846	500,194
Accrued expenses	10,903	25,838	27,927
Operating lease liabilities	(56,472)	(9,688)	(4,471)
Net cash used by operating activities	(321,378)	(365,363)	(130,549)

Cash Flows from Investing Activities
Purchase of property and equipment	(475)	(110,815)	(1,111,749)
Advances and loans made to related parties	-	-	(388,960)
Net cash provided (used) by investing activities	(475)	(110,815)	(1,500,709)

Cash Flows from Financing Activities
Proceeds from common stock subscription	-	232,400	-
Precedes from loans payable	-	-	414,000
Proceeds from related parties	397,210	582,806	1,235,228
Repayment to related parties	(151,423)	(240,702)	(17,691)
Net cash provided (used) by financing activities	245,787	574,504	1,631,537

Effect on changes in foreign exchange rate	(7,518)	1,064	15
Increase (decrease) in cash	(83,584)	99,390	294
Cash at beginning of period	99,684	294	-
Cash at end of period	$16,100	$99,684	$294

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$-	$-	$-
Income tax	$792	$351	$1,942

Non-cash investing and financing activities:
Recognition of ROU assets and lease liabilities	$-	$261,351	$19,371
Termination of ROU assets and lease liabilities	$19,873	$-	$-
Liabilities assumed in connection with purchase of property and equipment	$-	$-	$534,138

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1-	ORGANIZATION

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotec Co., Ltd (“Cordyceps Sunshine HK”) in Hongkong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China (“PRC”). On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China (“Taiwan”).

Cordyceps Sunshine Cayman, its Taiwan branch, and its wholly owned subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

The Company focus on cultivating and sales of cordyceps.

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company, its Taiwan branch, and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Certain amounts in the prior year’s consolidated financial statements and notes have been revised to conform to the current year presentation. These reclassifications had no impact on the reported results of operations and cash flows.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“USD”), which is the reporting currency of the Company. The functional currency of Cordyceps Sunshine HK is Hong Kong dollar (“HKD”). The functional currency of Chengdu Skyherb is Renminbi (“RMB”). The functional currency of Cordyceps Sunshine Taiwan Branch is New Taiwan dollar (“TWD”).

The Company maintains its books and record in its functional currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. The resulting exchange differences are recorded in the statements of operations.

The reporting currency of the Company is the United States Dollars (“US$”), and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830- 30, “Translation of Financial Statements”, assets and liabilities of the Company whose functional currency is not US$ are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive gain (loss) within the statements of changes in shareholders’ deficit.

The exchange rates used for foreign currency translation were as follows:

(1)	USD$1 = HKD

Period Covered	Balance Sheet Date Rates	Average Rates

Year ended December 31, 2022	7.8015	7.8306
Year ended December 31, 2021	7.7996	7.7727
Year ended December 31, 2020	7.7563	7.7563

(2)	USD$1 = RMB

Period Covered	Balance Sheet Date Rates	Average Rates

Year ended December 31, 2022	6.8972	6.7290
Year ended December 31, 2021	6.3726	6.4508
Year ended December 31, 2020	6.5286	6.9032

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through local authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(3)	USD$1 = TWD

Period Covered	Balance Sheet Date Rates	Average Rates

Year ended December 31, 2022	30.7300	29.7963
Year ended December 31, 2021	27.7400	27.9366
Year ended December 31, 2020	28.0800	29.4568

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statements of Cash Flows

In accordance with FASB ASC 830-230, “Statement of Cash Flows”, cash flows from the Company’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, estimated life and impairment of long-lived assets, allowance for doubtful accounts, contingencies, valuation of inventories and income taxes including the valuation allowance for deferred tax assets.

While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all other highly liquid instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for doubtful receivables. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is remote. In circumstances in which the Company receives payment for accounts receivable that have previously been written off, the Company reverses the allowance and bad debt.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Inventories, consisting of raw materials, work-in-process, and finished goods are stated at the lower of cost or net realizable value utilizing the weighted average method.

Work-in-process inventoried costs on cultivating cordyceps includes direct materials, direct cultivating labor costs, and applicable overhead, which includes fringe benefits, cultivating related utility, and cultivating facilities management salaries and services. To the extent a material amounts of such costs are related to an abnormal event or are fixed costs not appropriately attributable to cordyceps cultivation, they are expensed in the current period rather than inventoried. Inventoried costs include amounts relating to cordyceps cultivation with long-term production cycles, a portion of which is not expected to be realized within one year.

The determination of net realizable value of long-term cordyceps cultivation costs is based upon quarterly reviews of costs incurred and estimated costs to complete the cultivating process. When costs incurred and the estimate to complete exceed the net realizable value of cordyceps cultivated, a loss provision is recorded.

The Company review and identify impaired inventory quarterly, including excess or obsolete inventory, based on expected production usage, abnormal production cycle. Impaired inventories are charged to cost of revenues in the period the impairment occurs. The allowance for inventory impairment are removed from the accounts when the relevant inventory is sold or disposed.

Property, Plant and Equipment

Property and equipment primarily consist of cultivation equipment, office equipment, furniture, tools and construction in progress. Cultivation equipment, office equipment, furniture and tools are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Buildings and cultivation facilities	20 years (by local laws)
Machinery and equipment	3-10 years
Office equipment and furniture	The less of 5 years or lease term

The Company constructs its cultivation facilities, which is accounted for as construction in progress before completed. In addition to cost under the construction contracts, interest cost and external costs directly related to the construction of such facilities, including equipment installation and shipping costs, are capitalized.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets, net

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the period from May 4, 2020 (Inception) to December 31, 2020 and the year ended December 31, 2021. The Company recorded a fixed asset impairment of $1,177 in the year ended December 31, 2022.

Operating Lease

The Company leases are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets incurred in the period from May 4, 2020 (Inception) to December 31, 2020 and the years ended December 31, 2021 and 2022.

Research & Development Expenses

Research and development expenses relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred in accordance with the FASB ASC 730, “Research and Development.” Research and development costs were $118,444, $25,052 and $0 for the years ended December 31, 2022 and 2021, and the period from May 4, 2020 (Inception) to December 31, 2020, respectively.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. The component of accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments.

Revenue Recognition

The Company adopted ASC 606 upon inception. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct goods to the customer and is the unit of account in ASC 606. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised goods or services is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is recognized for sales of cordyceps at the point in time when the cordyceps are delivered to or picked up by, and accepted by customers. Costs accumulated during the cordyceps cultivating process are recognized as inventory; and charged to cost of goods sold upon cordyceps delivery to or pick up by customers.

The Company’s return policy allows for the return of damaged or defective products, and the Company absorbs the shipping fee for the return. The Management believes the return is immaterial because the customers inspect and accept the goods upon delivery or pick up. There were no return in the period from May 4, 2020 (Inception) to December 31, 2020 and the years ended December 31, 2021 and 2022.

Payments for cordyceps sales received in advance in accordance to the contract is recognized as deferred revenues when received.

In 2020, the Company occasionally provided one customer with training service to lean Cordyceps related knowledge and preliminary artificial cultivation technology. The customer wished to cooperate with the Company to join the Cordyceps artificial cultivation field. The Company recognizes training service revenue for cordyceps cultivation service over time as performance obligations are satisfied over the life of the service. This was a one time transaction. The Company does not intend and has not provided such training service after that. The Management does not consider training service constitute a reportable segment in accordance with ASC 280, “Segment Reporting”.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes under the provision of FASB ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the period from May 4, 2020 (Inception) to December 31, 2020 and the years ended December 31, 2021 and 2022, the Company had no dilutive stocks.

Concentration of Credit Risk

Financial instruments the Company holds that are subject to concentrations of credit risk are cash, restricted cash, notes receivables and accounts receivable arising from its normal business activities. The Company places its cash and restricted cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the credit status of its customers and, based upon factors surrounding the credit risks, establishes an allowance, if required, for uncollectible accounts. The company believes its accounts receivable and others receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered as a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts of related party transactions due to their related party nature.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Reporting

ASC 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the Company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC 280. The Company operates exclusively in one business and industry segment: cultivating and sales of cordyceps.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815- 40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020- 06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. For SEC filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company is currently evaluating the impact that ASU 2020-06 may have on its financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and cash flows.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3-	GOING CONCERN

The financial statements have been prepared “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern. The Company incurred loss of $720,093, $491,006, and $13,476 for the year ended December 31, 2022 and 2021, and the period from May 4, 2020 to December 31, 2020, respectively. As of December 31, 2022, the Company had an accumulated deficit of $1,224,575. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, The Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources by obtaining capital from management sufficient to meet its minimal operating expenses and seeking third party equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4-	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,	December 31,	December 31,
	2022	2021	2020

Accounts receivable	$149,510	$224,097	$-
Accounts receivable-related party	-	133,909	-
Less: Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$149,510	$358,006	$-

Bad debt expense charged to operations was $0 for the years ended December 31, 2022 and 2021, and the period from May 4, 2020 to December 31, 2020.

Refer to Note 7 (1) - Sales of Cordyceps to Related Party for accounts receivable of related party.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5-	INVENTORIES

Inventories consist of following:

	December 31,	December 31,	December 31,
	2022	2021	2020

Finished goods	$207,645	$466,449	$20,328
Work-in-progress	266,488	390,588	665,082
Supplies and packing materials	12,823	13,878	-
Less: Allowance for obsolete inventory	(173,426)	(390,563)	-
Total, net	$313,530	$480,352	$685,410

The Company recorded impairment of obsolete or slow-moving inventory of $84,709, $385,828, and $nil for the year ended December 31, 2022 and 2021, and the period from May 4, 2020 to December 31, 2020, respectively.

Note 6-	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,	December 31,
	2022	2021	2020

Buildings and cultivation facilities	$635,040	$687,318	$670,894
Machinery and equipment	1,017,206	1,102,141	1,065,513
Office equipment and furniture	103,201	104,417	3,918
Total	1,755,447	1,893,876	1,740,325
Less: Accumulated depreciation	(330,312)	(179,922)	(28,163)
Total property, plant and equipment, net	$1,425,135	$1,713,954	$1,712,162

Depreciation expense charged to operations was $168,899, $149,238 and 26,635 for the years ended December 31, 2022 and 2021, and the period from May 4, 2020 (inception) to December 31, 2020, respectively. Depreciation expense with respect to production equipment was charged to production was $144,139, $148,818, and $26,523 for the years ended December 31, 2020 and 2021, and the period from May 4, 2020 (inception) to December 31, 2020, respectively. The remainder, depreciation expense attributable to equipment used in administration, was 24,760, $420 and $112 for the years ended December 31, 2022 and 2021, and the period from May 4, 2020 (inception) to December 31, 2020, respectively, and were included in general and administration expenses.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7-	RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship

Mr. Szuhao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director of the Company
Mr. Xusheng Niu	Legal Representative of Chengdu Skyherb
Mrs. Xiangtao Yao	Wife of Xusheng Niu
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu
Gasar Biotechnology Co., Ltd	A company managed by Mr. Szuhao Huang,
Foshan Xiongluyu Tea Co., Ltd.	A company whose legal representative is Mrs. Xiangtao Yao
Chengdu Zangqingyuan Herb Co., Ltd.	A company whose legal representative is Mrs. Xiangtao Yao

(1)	Sales to related parties

In the year ended December 31, 2022, the Company sold newly developed products processed with cordyceps of $53,304 to Gasar Biotechnology Co., Ltd.

In the year ended December 31, 2021, the Company sold cordyceps of $182,775 and $93,012 to Chengdu Zangqingyuan Herb Co., Ltd. and Foshan Xiongluyu Tea Co., Ltd., respectively.

In the period from May 4, 2020 to December 31, 2020, the Company sold cordyceps of $43,458 to Chengdu Zangqingyuan Herb Co., Ltd.

Accounts receivable from related parties consists of the following:

	December 31,	December 31,	December 31,
	2022	2021	2020

Chengdu Zangqingyuan Herb Co., Ltd.	$-	$133,909	$-
Foshan Xiongluyu Tea Co., Ltd.	-	-	-
Gasar Biotechnology Co., Ltd	-	-	-
Less: Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$-	$133,909	$-

(2)	Loan receivable-related parties

The Company made loans to an unrelated party in the amount of $146,040 for the period from May 4, 2020 Inception) to December 31, 2020. The loan is non-interest bearing and has a maturity date of August 30, 2021 which was extended to August 30, 2023. The outstanding loan balance was $146,040 as of December 31, 2020.

On August 29, 2021, Mr. Szuhao Huang, our CEO, assumed the liability to payback this loan. As of December 31, 2021, the outstanding loan balance was $146,040, which was fully paid back in the year ended December 31, 2022.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7-	RELATED PARTY TRANSACTIONS (continued)

(3)	Purchase from a relate party

On June 28, 2020, the Company, Chengdu Zhonghe, and Chengdu Helian Industrial Park Investment Co., Ltd, from whom Chengdu Zhonghe bought the breeding center before it was completed, signed certain rights and obligation transfer agreement whereby Chengdu Zhonghe will transfer its rights to the breeding center to the Company for $670,891 (RMB 4,380,000). The Company has paid the full amount for the purchase as of December 31, 2020. The breeding center is located at No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China, with a construction area of 1,788 square meters. The construction of the breeding center was completed in December 2020, and Chengdu Skyherb began to use the center for its cordyceps cultivating since then. As of the filling date, the transfer procedures, such as changing the building’s title, are still in process.

On June 15, 2020, the Company purchased certain fixed assets and inventory from Chengdu Zhonghe in the amount of $1,574,603 (RMB10,280,000). The balance of accounts payable to Chengdu Zhonghe was $1,115,902 and $1,093,557 as of December 31, 2021 and 2020, respectively. In the year ended December 31, 2022, Chengdu Zhonghe assigned its accounts receivable of $28,997, $5,538, and $1,081,367 to Gasar Biotechnology Co., Ltd, Mr. Yenhung Liu, and five third parties, respectively. After the assignment, the amounts remain as non-secured and no interest bearing. As of December 31, 2022, the accounts payable to Chengdu Zhonghe, Gasar Biotechnology Co., Ltd, and Mr. Yenhung Liu amounted to $229,093, 28,997, and 5,538, respectively, and the total amount of accounts payable to related parties was $263,628.

On September 10, 2021, the Company paid $100,000 to purchase certain office equipment and fixture from Gasar Biotechnology Co., Ltd to use in the Taiwan office. These fixed assets are depreciated over the office lease term of 49 months, using a straight-line method.

(4)	Due from related parties

The Company advanced fund to Mr. Szuhao Huang, our CEO, to work on the Company’s projects in 2020. When the projects were completed, Mr. Huang reported expenses to the Company, which recorded such expenses in the periods incurred. In 2021 and 2022, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds are non-interest bearing, non-secured, due on demand, and without a written agreement.

In 2020, the Company advanced fund to Gasar Biotechnology Co., Ltd, a company controlled by Mr. Szuhao Huang, to work on the Company’s project. When the projects were completed, Gasar Biotechnology Co., Ltd. either refund to the Company, or reported expenses to the Company, which recorded relevant expenses in the periods incurred. In 2022, Mr. Huang agreed to offset his advances to the Company with the Company’s advance to Gasar Biotechnology Co., Ltd, and accordingly the amount due from Gasar Biotechnology Co., Ltd became zero as of December 31, 2022.

Due from related parties consists of the following:

	December 31,	December 31,	December 31,
	2022	2021	2020

Mr. Szuhao Huang	$-	$-	$142,182
Gasar Biotechnology Co., Ltd	-	148,900	98,900
Less: Allowance for doubtful accounts	-	-	-
Total, net	$-	$148,900	$241,082

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7-	RELATED PARTY TRANSACTIONS (continued)

(5)	Due to related parties

On June 27, 2020, Chengdu Skyherb entered into a loan agreement to borrow $1,263,665 (RMB 8,250,000) from Mr. Xusheng Niu and Mrs. Xiangtao Yao as working capital to purchase fixed assets and inventory. The Company repaid $17,691 and accrued interest of $20,284 for the period from May 4, 2020 Inception) to December 31, 2020, the balances due to Mr. XuSheng Niu and Mrs. Xiangto Yao were $1,285,559 as of December 31, 2020. Such balances bear annual interest of 5%, are personally guaranteed by Mr. Szuhao Huang, and with a maturity date of December 31, 2022.

In 2021 and 2022, Mr. Xusheng Niu and Mrs. Xiangtao Yao continued to make fund to Chengdu Skyherb to finance its operations due to lack of cash rescuers. Such funds bear annual interest of 5%, non-secured, due on demand, and without a written loan agreement.

The Company advanced fund to Mr. Szuhao Huang, our CEO, to work on the Company’s projects in 2020. When the projects were completed, Mr. Huang reported expenses to the Company, which recorded such expenses in the periods incurred. In 2021 and 2022, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds are non-interest bearing, non-secured, due on demand, and without a written agreement.

Due to related parties consists of the following:

	December 31,	December 31,	December 31,
	2022	2021	2020
Mr. Xusheng Niu	$814,308	$768,714	$378,799
Mrs. Xiangtao Yao	563,969	790,051	906,760
Mr. Szuhao Huang	8,227	12,519	-
Total	$1,386,504	$1,571,284	$1,285,559

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8-	LEASES

The Company has operating leases for corporate offices and employees’ accommodation. These leases have remaining lease terms of 6 months to 4 years. The Company has elected to not recognize lease assets and liabilities for leases with a term less than twelve months.

The Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rates for these leases based primarily on lease terms were 4.75% in PRC, and 3.94% in Taiwan.

The components of lease costs, lease term and discount rate with respect of corporate offices and employees’ accommodation leases with an initial term of more than 12 months are as follows:

	For the Year Ended December 31,	For the Year Ended December 31,	For the Period from May 4, 2020 (Inception) to December 31,
	2022	2021	2020

Operating lease cost	$67,755	$74,887	$2,176

	December 31,	December 31,	December 31,
	2022	2021	2020

Weighted Average Remaining Lease Term - Operating leases	3.0 years	3.93 years	3.58 years

Weighted Average Discount Rate - Operating leases	3.94%	3.98%	4.75%

As of December 31, 2022, the future maturity of lease liabilities is as follows:

For the years ended December 31,	Operating Leases

2023	$62,999
2024	62,999
2025	62,999
Total undiscounted cash flows	188,997
Less: imputed interest	(10,831)
Present value of lease liabilities	178,166
Less: current portion	57,109
Non-current lease liabilities	$121,057

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9-	ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	December 31,	December 31,
	2022	2021	2020

Accrued pension and employee benefit	$62,712	$54,203	$26,500
Accrued office expenses	42	1,785	771
Taxes payable	-	419	2,258
Total	$62,754	$56,407	$29,529

Note 10-	LONG-TERM LOANS PAYABLE

In June 2020 through September 2020, Cordyceps Sunshine Cayman entered into loan agreements to borrow totally $414,000 from six individuals to finance its operation. These loans were non-interest bearing, non-secured, and had a term of one year which was subsequently extended two more years. The outstanding balance of these loans amounted to $414,000 as of December 31, 2022, 2021, and 2020.

Note 11-	EQUITY CAPITAL

On May 4, 2020, Cordyceps Sunshine Cayman issued 1 common shares to Sertus Nominees (Cayman) Limited, and Sertus Nominees (Cayman) Limited then transferred the share to Mr. Szu Hao Huang.

On July 17, 2020, Cordyceps Sunshine Cayman repurchased all of the share of Mr. Szu Hao Huang and issued a total of 100,000,000 shares with a par value of $0.0001 per share for $10,000, which was subsequently received in 2021.

On August 13, 2021, the Company entered private replacement subscription agreements with 65 investors to offer a total of 11,120,000 shares of common stock, at a price of $0.02 per share for an aggregate purchase price amount of $222,400, which was received in 2021 and recorded as common stock to-be issued as of December 31, 2021, because such shares were subsequently issued in July 2022.

As of December 31, 2022, the number of ordinary shares issued and outstanding was 111,120,000.

Note 12-	INCOME TAXES

Cayman Islands

Under the current laws of Cordyceps Sunshine Cayman is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12-	INCOME TAXES (continued)

Hong Kong

Cordyceps Sunshine HK is incorporated in Hong Kong and has no operating profit or tax liabilities during the periods. Cordyceps Sunshine HK is subject to tax at 8.25% on the first HKD 2,000,000 profit and 16.5% on the remaining profits arising in or derived from Hong Kong.

Taiwan, Republic of China

Cordyceps Sunshine Biotech Holdings Co., Ltd. is incorporated in the Cayman Islands, and has established a branch in Taiwan. It is a branch office of a foreign company and is not an independent legal entity, subject to the provisions of the For-profit Income Tax Act. The applicable sales tax rate is 5%, and the applicable income tax rate is 20%.

China, PRC

Chengdu Skyherb was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

The components of income tax expense as follows:

	December 31,	December 31,	December 31,
	2022	2021	2020

Current income tax	$792	$351	$1,942
Deferred income tax	-	-	-
	$792	$351	$1,942

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC and Taiwan government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC and Taiwan after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC and Taiwan entities’ tax filings results are subject to examination. It is therefore uncertain as to whether the PRC and Taiwan tax authority may take different views about the Company’s PRC and Taiwan entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2022, 2021, and 2022.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13-	CONCENTRATIONS, RISKS AND UNCERTAINTIES

Concentration

The Company offers one product (cordyceps) for sale while depends on limited suppliers for materials. Accordingly, the Company has a concentration risk related to its customers and suppliers. Failure to maintain existing relationships with the customers and suppliers or to establish new relationships in the future could negatively affect the Company’s ability to generate revenue and obtain materials in a timely manner.

The concentration on customers’ sales is as follows:

	For the Year Ended		For the Year Ended		For the Period from May 4, 2022 to
	December 31, 2022		December 31, 2021		December 31, 2020
	Amount	%	Amount	%	Amount	%
Customer A	$140,065	31.2%	$-	-	$-	-
Customer B-related party	-	-	182,775	20.8%	43,458	32.0%
Customer C-related party	-	-	93,012	10.6%	-	-
Customer D-related party	53,304	11.9%	-	-	-	-
Customer E	3,109	0.7%	225,410	25.6%	-	-
Customer F	-	-	137,618	15.6%	-	-
Customer G	-	-	129,692	14.7%	-	-
Customer H	45,980	10.2%	-	-	-	-
Customer I	69,104	15.4%	-	-	-	-
Customer J	99,569	22.2%	-	-	-	-
Customer K	-	-	-	-	91,262	68.0%
	$411,131	91.6%	$768,507	87.4%	$134,720	100.0%

The concentration on suppliers’ purchases is as follows:

	For the Year Ended		For the Year Ended		For the Period from May 4, 2022 to
	December 31, 2022		December 31, 2021		December 31, 2020

Supplier A	$-	-	$116,564	42.5%	$-	-
Supplier B	-	-	64,481	23.5%	-	-
Supplier C	-	-	37,476	13.7%	-	-
Supplier D-related party	13,746	48.1%	-	-	-	-
Supplier E	10,038	35.1%	-	-	-	-
Supplier F	-	-	-	-	523,483	90.0%
Supplier G	-	-	-	-	54,462	9.0%
	$23,784	83.2%	$218,521	79.7%	$577,945	99.0%

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13-	CONCENTRATIONS, RISKS AND UNCERTAINTIES (continued)

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. The Company held cash and cash equivalents which were deposited in financial institutions located in Mainland China, and each bank account is insured by the local government authority with the maximum limit of RMB 500,000 (equivalent to approximately $71,821). The Company also held cash and cash equivalents which were deposited in financial institutions located in Taiwan, and each bank account is insured by the local government authority with the maximum limit of TWD 3,000,000 (equivalent to approximately $108,147).To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in PRC and Taiwan. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC and Taiwan as well as by the general state of economy of PRC and Taiwan. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Foreign currency risk

Substantially most of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Note 14-	SUBSEQUENT EVENTS

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. The Company evaluated subsequent events through the date the financial statements were issued and determined the Company did not have any material subsequent event.