Form 20-F
period 2023-12-31
Cordyceps Sunshine Biotech Holdings Co., Ltd.
filed 2024-07-05
CIK 1885680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 111,120,000 Ordinary Shares issued and outstanding as of December 31, 2023.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes  ☐ No

i

INTRODUCTION

Professional terms in the annual report are defined as follows:

●	“Cattle camphor mushroom” also known as Antrodia Cinnamomum, or Taiwanofungus, is a species of fungus indigenous to Taiwan, which grows on the endemic aromatic tree Cinnamomum kanehirae, causing a brown heart rot.

●	“Cordyceps” is a fungus that lives on certain caterpillars and is usually formed by stipe (defined below) and stroma (defined below)

●	“Cordycepin” shall refer to a compound which is extracted from Cordyceps.

●	“Deep processing” shall refer to the processing of Cordyceps as raw material into finished Chinese medicinal material products or other Cordyceps products that can be consumed by customers.

●	“Hyphae” shall refer to a long, branched filamentous structure in filamentous fungi. It is the structural unit of most fungi, which refers to the description of the state of fungi in the process of spread.

●	“Mycelium” means a large number of hyphae filling with a carrier.

●	““R.O.C.” or “Taiwan” refers to Taiwan, the Republic of China.

●	“Stipe” means the grass body part of Cordyceps.

●	“Stroma” means the caterpillar body part of Cordyceps.

Cattle camphor mushroom

Our business is conducted by Cordyceps Sunshine Taiwan Branch, our operating branch in Taiwan, using NTD, the currency of Taiwan, R.O.C. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of NTD to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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

3.D. Risk Factors

Risk Factor Summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Doing Business in Taiwan

Risks and uncertainties record to doing business in Taiwan, beginning on page 3 of this annual report, include but are not limited to the following:

●	We are subject to export regulations in Taiwan, and any adverse regulatory action may materially adversely affect our financial condition and business operations.

●	Instability in international markets, or foreign currency fluctuations could adversely affect our results of operations.

●	We depend on single-source suppliers for some of the products we sell.

●	Laws and regulations that could affect the business in which we operate may be enacted, which could result in a delay or cessation of our marketing and sales activities, or the imposition of additional costs that could hinder our ability to achieve and maintain profitable operations.

●	Because we sell and distribute all of our products outside of the U.S., the Company is subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect the Company’s revenue and cost of doing business in Taiwan.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and Industry, beginning on page 4 of this annual report, include but are not limited to the following:

●	Our current business is significantly based on a few products, which currently accounts for most of our revenues, and we may not be able to generate significant revenue if this product fails.

●	Our sales and reputation may be affected by product liability claims, product recalls, pests contamination risks, or adverse publicity in relation to our products.

●	Our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

●	Our revenue for the fiscal years ended December 31, 2023 and 2022, was from one and one major customer, respectively. The loss of any of the customers would reduce our revenues and our profitability.

●	We had only one major supplier who supplied us the raw materials for our products for the fiscal year ended December 31, 2023 and 2022.

●	We may require substantial additional funding in the future for our ability to continue as a going concern. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.

Risks Relating Our Ordinary Shares

Risks and uncertainties relating to the offering our ordinary shares, beginning on page 7 of this annual report, include but are not limited to the following:

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

Risks Relating to Doing Business in Taiwan

We are subject to export regulations in Taiwan, and any adverse regulatory action may materially adversely affect our financial condition and business operations.

We export dietary supplements products outside Taiwan to Hong Kong and mainland China. Our business is subject to export regulations in Taiwan and other jurisdictions where our products are transported to. Any change in import and export laws and regulations in the pertinent jurisdictions may impose administrative and financial burdens to our operations. In addition, any adverse regulatory actions may delay our business transactions, divert our management attention to ordinary operations and therefore materially and adversely affect our financial condition and performance results.

Instability in international markets, or foreign currency fluctuations could adversely affect our results of operations.

We generate a significant amount of our revenue from outside the United States. As a result, we face currency and other risks associated with our international sales. We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in NTD, which may potentially reduce the U.S. dollars we receive for sales denominated in any of these foreign currencies, and/or increase the U.S. dollars we report as expenses in these currencies, thereby affecting our consolidated results of operations. Fluctuations between the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We cannot predict the effects of currency exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures, and the volatility of currency exchange rates.

In addition to foreign currency exchange rate fluctuations, there are a number of additional risks associated with our international operations, including those related to:

●	The imposition of or increase in import or export duties, surtaxes, tariffs, or customs duties;

●	The imposition of import or export quotas or other trade restrictions;

●	Foreign tax laws and potential increased costs associated with overlapping tax structures;

●	Compliance with various U.S. and foreign laws, including the Foreign Corrupt Practices Act, and import/export laws;

●	Longer accounts receivable cycles in certain foreign countries, whether due to cultural, economic, or other factors;

●	Changes in regulatory requirements in international markets in which we operate; and

●	Economic and political instability in international markets, including concerns over excessive levels of sovereign debt and budget deficits in countries where we market our products that could result in an inability to pay or timely pay outstanding payables.

We depend on single-source suppliers for some of the products we sell.

Some of our products are currently provided by only one vendor, or a single-source supplier. In addition, we do not have long-term contracts with our third-party suppliers of some of the products we sell, and we do not carry a significant inventory of most of our products. Establishing additional or replacement suppliers for these products could take a substantial amount of time.

If we must switch to replacement suppliers, we will face delays, and the delivery of our products could be interrupted for an extended period. Our dependence upon others for the manufacture of our products may adversely affect our future profit margins.

Laws and regulations that could affect the business in which we operate may be enacted, which could result in a delay or cessation of our marketing and sales activities, or the imposition of additional costs that could hinder our ability to achieve and maintain profitable operations.

Current laws and regulations with respect to our business, and additional laws and regulations that may be enacted in the future, could impose new and/or unexpected operational considerations or constraints upon us. Complying with existing laws or regulations may require significant time and resource allocation. We must remain cognizant of the legislative and regulatory landscape in the countries in which we operate. Compliance with these regulations, when applicable, increases the research and development and production costs, and could make our proposed products and services less attractive to potential customers.

Because we sell and distribute all of our products outside of the U.S., the Company is subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect the Company’s revenue and cost of doing business in Taiwan.

We sell and distribute all of our products outside the U.S. U.S. or Asian economic downturns may affect our results of operations in the future. Additionally, other facts relating to the operations of the Company’s business outside of the U.S. may have a material adverse effect on the Company’s business, financial condition and results of operations, including:

●	international economic and political changes;

●	the imposition of governmental controls or changes in government regulations, including tax laws, regulations, tariffs and treaties;

●	changes in, or impositions of, legislative or regulatory requirements regarding the nutraceutical industry;

●	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act and export control laws;

●	restrictions on transfers of funds and assets between jurisdictions; and

●	China- Taiwan geo-political instability and China-U.S. political instability.

As the Company continues to operate its business globally, its success will depend in part, on its ability to anticipate and effectively manage these risks. The impact of any one or more of these factors could materially and adversely affect the Company’s business, financial condition and results of operations.

Risks Relating to Our Business and Industry

Our current business is significantly based on a few products, which currently accounts for most of our revenues, and we may not be able to generate significant revenue if this product fails.

Most of our sales for the fiscal years ended December 31, 2023 and 2022, and approximately 100 % of our sales for the fiscal year ended December 31, 2021 came from a few products, the Cattle camphor mushroom and the Cordyceps, and our business may suffer a material adverse impact if our manufacture and sale of the Cattle camphor mushroom is disrupted due to supply chain disruption, extreme weather conditions, change in demand, heightened regulatory requirements. If we experience difficulties or obstacles in the manufacture and sale of the Cattle camphor mushroom, we may not be able to generate significant revenues or any revenue at all, our business may fail, and you may lose all or part of your investment in our company.

We may not be able to grow and harvest sufficient Cattle camphor mushroom to satisfy our production requirements.

Our Cattle camphor mushroom business and financial results significantly depend on maintaining a consistent and cost-effective supply of Cattle camphor mushroom. While we have implemented measures to mitigate risks, the availability, size and quality of Cattle camphor mushroom for the production of our products are subject to risks inherent to growing, such as size, quality, and yield fluctuation caused by technical problems of growing, pest and disease problems, and other factors beyond our control. Although our cattle camphor carriers can be reused, and we can independently manage nutrient solutions and strains, unforeseen disruptions or damage could still impact our supply. We may not be able to find in a timely manner any third party suppliers who could provide us with sufficient materials to meet our production needs if we are not able to grow and harvest sufficient Cattle camphor mushroom. Any interruptions to or decline in the amount or quality of our Cattle camphor mushroom supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

The regulations on Cattle camphor mushroom in Taiwan may be changed in the future.

Cattle camphor mushroom falls under the category of food products in Taiwan, which is governed by the Food Safety and Hygiene Management Act, last amended on June 12, 2019. According to this act, specific labeling requirements for product packaging include: (i) a warning message in Chinese stating, “For infants, pregnant women, and breastfeeding mothers, please consult a physician or medical professional before consuming this product,” and (ii) clear indication on the packaging of the parts of the Cattle camphor mushroom used as raw materials, whether they are the fruiting body or mycelium, and their cultivation method. We are not required to obtain special licenses from the Taiwan government to distribute Cattle camphor mushroom.

Notwithstanding the above, it is uncertain when and whether the Company will be required to obtain license from the Taiwan government to distribute Cattle camphor mushroom in the future, and even when such license is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain license from any of the Taiwan government and has not received any denial to distribute our products, our operations could be adversely affected, directly or indirectly, by future laws and regulations.

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

Our business is substantially dependent upon awareness and market acceptance of our products and brand by our targeted consumers. Although we believe that we have made progress towards establishing market recognition for our brand “Kasaer” in the Cattle camphor mushroom products industry, it is too early to determine whether our products and brand will achieve and maintain satisfactory levels of acceptance by our customers.

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

Our revenue for the fiscal years ended December 31, 2023, and 2022, was from only one major customer, respectively. The loss of any of the customers would reduce our revenues and our profitability.

We consider our major customers in each period to be those that accounted for more than 10% of our revenue in such period. We had one major customer, who accounted for 14.49% of our revenue for the fiscal year ended December 31, 2023, among which one related party customer accounted for 14.49% of the revenue. We had one major customer, who accounted for 100.00% of our revenue for the fiscal year ended December 31, 2022, among which one related party customers accounted for 100.00% of the revenue. We had no revenue for the fiscal year ended December 31, 2021. We sell Cordyceps products to these related party customers at the market price and deals with transaction disputes in the way of general industry practice.

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

The financial statements have been prepared by our auditor, TPS Thayer, LLC, “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

According to our auditor, TPS Thayer, LLC, the following factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company generated net income of $823,860 and incurred loss of $720,093 and $491,006 for the years ended December 31, 2023, 2022, and 2021, respectively.

●	As of December 31, 2023, the Company had an accumulated deficit of $400,715.

●	The Company generated cash inflow of $324,689 and incur negative operating cash flow of $321,378 and $365,363 for the years ended December 31, 2023, 2022 and December 31, 2021, respectively.

●	The Company showed negative working capital of $2,597,947, and $2,019,578 as of December 31, 2023, and 2022.

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

We had only one major supplier who supplied us the raw materials for our products for the fiscal year ended December 31, 2023 and 2022.

We consider our major suppliers in each period to be those that accounted for more than 10% of our purchase in such period. We had one major third party supplier, who accounted for 100.00% of our supply for the fiscal year ended December 31, 2023 and 2022. There is no revenue and cost of revenue for the year of 2021.

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

Failure to protect our intellectual property could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products using the brand “Kasaer”. We regard our intellectual property, particularly our trademark to be of considerable value and importance to our business and our success. There can be no assurance that the steps taken by us to protect the proprietary rights will be adequate or that third parties will not infringe or misappropriate our rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly, and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, and profitably exploit our products.

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

The market price for the ordinary shares may be volatile.

The market price for the ordinary shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	conditions and restrictions in Cordyceps industries;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between NTD and U.S. dollar or other foreign currencies;

●	potential litigation or administrative investigations;

●	sales of ordinary shares in large volumes by the Selling Shareholders; and

●	release of transfer restrictions on the outstanding ordinary shares or sales of additional ordinary shares.

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

We can give no assurance that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. We currently plan to satisfy our cash requirements for the next 12 months through earning from our subsidiaries and borrowings from our related parties or companies affiliated with our related parties. We believe we can satisfy our cash requirements so long as it is able to obtain financing from these affiliated parties. The related parties and affiliates are as follows: (1) Mr. Szuhao Huang, Director and CEO of the Company, (2) Mr. Yenhung Liu, Director of the Company, and (3) Gasar Biotechnology Co., Ltd, a company which legal representative is Mr. Szuhao Huang.

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

Item 4. Information on the Company

A. History and Development of the Company

Corporate History and Corporate Structure

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotech Co., Ltd (“Cordyceps Sunshine HK”) in Hong Kong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China. On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China. The Company specialize in cultivating and sales of Cattle camphor mushroom. Taiwanofungus Biotech Co. Ltd. was incorporated on August 17, 2023 under the laws of Hong Kong and is currently not actively engaging in any business.

September Transaction

On September 28, 2023, the Company entered into a share purchase agreement (the “Agreement”) with Mr. Xusheng Niu (“Mr. Niu”), Cordyceps Sunshine HK, and Chengdu Skyherb, a wholly-owned subsidiary of Cordyceps Sunshine HK. Pursuant to the Agreement, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in the Cordyceps Sunshine HK, in exchange for cancelling the debt (the “Transaction”) in a total amount of $1.152,328.5 (RMB8,411,156.95) (the “Debt”). The Debt was resulted from several loan agreements entered into by the Company and Mr. Niu since June 29, 2020. Pursuant to those loan agreement, Mr. Niu borrowed and made payments to fund the Company. Upon the closing of the Transaction, Mr. Niu agreed to release the Company from the obligation to repay the Debt and the Debt shall be deemed paid in full.

As a result of the September Transaction, the Company spin off its then subsidiaries, Cordyceps Sunshine HK and Chengdu Skyherb. The following diagram illustrates our current corporate structure:

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

Cordyceps Sunshine Biotech Holdings Co., Ltd. Taiwan Branch (“Cordyceps Sunshine Taiwan”) was incorporated on November 3, 2021, under the laws of Taiwan, with 100% of the equity interest held by Cordyceps Sunshine Cayman.

Corporate Information

Our principal executive office is located at 6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan, and our phone number is +886-2-27489091. We maintain a corporate website at http://cordyceps-sunshine.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

B. Business Overview

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotech Co., Ltd (“Cordyceps Sunshine HK”) in Hong Kong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China. On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China. Taiwanofungus Biotech Co. Ltd. was incorporated on August 17, 2023 under the laws of Hong Kong and is currently not actively engaging in any business.

On September 28, 2023, the Company entered into a share purchase agreement (the “Agreement”) with Mr. Xusheng Niu (“Mr. Niu”), Cordyceps Sunshine HK, and Chengdu Skyherb, a wholly-owned subsidiary of Cordyceps Sunshine HK. Pursuant to the Agreement, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in the Cordyceps Sunshine HK. As a result of the September Transaction, the Company spin off its then subsidiaries, Cordyceps Sunshine HK and Chengdu Skyherb, and thus the Cordyceps business has been ceased.

The Company specializes in cultivating Chinese rare medicinal herb, Cattle camphor mushroom raw material and sell of its finished products.

Cattle camphor mushroom, Antrodia Cinnamomum, also known as Taiwanofungus, is referred to as Taiwanofungus on product packaging for easier recognition.

For the year ended December 31, 2023, we generated revenue of $882,533 of Cattle camphor mushroom products sales.

Current Product Line

Taiwanofungus Oral Pill

Taiwanofungus Oral pill is a pill form dietary supplement. The pill’s primary ingredient is an extract from the fruiting body of Taiwanofungus, known as Antcins. Taiwanofungus Oral Pill is designed to potentially enhance the energy levels of those who consume them.

Taiwanofungus Oral Pill has not been approved for sale as a drug or food in Taiwan or elsewhere but has passed the Taiwan Standard Global Services testing with respect to certain harmful particles. Taiwanofungus Oral Pills is proven to be safe because it has shown that it does not cause any side effects or negative effects due to its long-term use, is not inclined to trigger addiction, form habits or cause allergic reactions, or cause rejections by the consumer’s organs.

Taiwanofungus Oral Pills is administered by taking 3-5 pills orally daily underneath the tongue for 3-5 minutes allowing the saliva to dissolve the pills. It is recommended to take it on an empty stomach for better absorption. Taiwanofungus should be taken at least one hour apart from both Chinese and Western medicine. Also, it is advised not to consume Taiwanofungus within 30 minutes after drinking tea to avoid reducing its effectiveness.

Taiwanofungus Double A Oral shot

Taiwanofungus Double A Oral shot is a liquid form dietary supplement. The key ingredients of the drink include extracts from Taiwanofungus fruiting bodies and Indian gooseberries. Taiwanofungus Double A Oral shots may boost energy level of its consumers.

Taiwanofungus Double A Oral shot has not been approved for sale as a drug or food in Taiwan or elsewhere but has passed the Taiwan Standard Global Services testing with respect to certain harmful particles. Taiwanofungus Double A Oral shot is proven to be safe because it has shown that it does not cause any side effects or negative effects due to its long-term use, is not inclined to trigger addiction, form habits or cause allergic reactions, or cause rejections by the consumer’s organs.

Taiwanofungus Double A Oral shot is administered by taking 1 bottle orally daily. It is recommended to take it on an empty stomach for better absorption. Taiwanofungus should be taken at least one hour apart from both Chinese and Western medicine. Also, it is advised not to consume Taiwanofungus within 30 minutes after drinking tea to avoid reducing its effectiveness.

TAIWANOFUNGUS x SALVIA MILTIORRHIZA ORAL Shot

TAIWANOFUNGUS x SALVIA MILTIORRHIZA ORAL Shot is a liquid form dietary supplement. The key ingredients of the drink include extract of Taiwanofungus fruiting body and Red Sage Tanshinone. TAIWANOFUNGUS x SALVIA MILTIORRHIZA ORAL Shot may boost energy level of its consumers.

TAIWANOFUNGUS x SALVIA MILTIORRHIZA ORAL Shot has not been approved for sale as a drug or food in Taiwan or elsewhere but has passed the Taiwan Standard Global Services testing with respect to certain harmful particles. TAIWANOFUNGUS x SALVIA MILTIORRHIZA ORAL Shot is proven to be safe because it has shown that it does not cause any side effects or negative effects due to its long-term use, is not inclined to trigger addiction, form habits or cause allergic reactions, or cause rejections by the consumer’s organs.

TAIWANOFUNGUS x SALVIA MILTIORRHIZA ORAL Shot is administered by taking 1 bottle orally daily. It is recommended to take it on an empty stomach for better absorption. Taiwanofungus should be taken at least one hour apart from both Chinese and Western medicine. Also, it is advised not to consume Taiwanofungus within 30 minutes after drinking tea to avoid reducing its effectiveness.

Collagen Max Drink

Collagen Max Drink is a liquid form dietary supplement. The key ingredients include 5000mg collagen, 80mg Sodium hyaluronate, 25mg of Proteoglycan, 18mg of Ceramide, and 100mg of Taiwanogunfus extract. Collagen Max Drink may boost energy level of its consumers. Collagen Max Drink is not proved to be used as a drug to treat any diseases.

Collagen Max Drink is administered by taking 1 packet orally daily.

Collagen Max Drink is proven to be safe because it has shown that it does not cause any side effects or negative effects due to its long-term use, is not inclined to trigger addiction, form habits or cause allergic reactions, or cause rejections by the consumer’s organs.

Barbie Coco

Barbie Coco is a chocolate product crafted with key ingredients such as Taiwanofungus fruiting body extract, monk fruit extract, and Chocamine® cocoa powder. Its sweetness is derived from Mogroside V, which provides sweetness and has been identified as an excellent alternative to sugar, making it a suitable choice for individuals with dietary restrictions, such as those managing diabetes.

Cattle camphor mushroom is the fungus that grows on the Cinnamomum kanehirae trees. It is a unique and precious medicinal mushroom found only in Taiwan, has a culinary history in Taiwanese culture spanning over a century.

In 2002, the Taiwanese government launched the “Two Trillion and Twin Star Development Program,” aimed at injecting funding to support specific industries in Taiwan. This initiative targeted sectors including semiconductors, display panels, digital content, and biotechnology and pharmaceuticals. Cattle camphor mushroom was identified as a pivotal research focus within the biotechnology and pharmaceutical category during that period.

However, due to the endangered status of the Cinnamomum kanehirae tree, it has been listed under Taiwan’s regulatory framework. This listing has imposed restrictions on the development of the Cattle camphor mushroom industry, making it difficult to expand and gain international recognition, resulting in slightly lower visibility in the market of Chinese rare medicinal herb.

Cultivating Process

Currently, all Cattle camphor mushroom products are manufactured by our supplier, Sin-Ding TW Co. Ltd (“Sin-Ding”). We procure the products directly from Sin-Ding and distribute to companies, pharmacies, and individual customers.

Background of the traditional method of cultivating Cattle camphor mushroom

Currently, the primary method for cultivating Cattle camphor mushroom in the market involves utilizing chopped and preserved logs from Cinnamomum camphora trees for cultivation in a regulated environment. The harvested Cattle camphor mushroom from the preserved logs closely resemble wild Cattle camphor mushroom in terms of their active ingredients and appearance. However, since Cinnamomum camphora trees are endangered conservation plants and grow slowly, they have been legislatively regulated by the Taiwanese government to prevent logging. Under various constraints, the cost of obtaining Cinnamomum camphora tree logs has become extremely high, exceeding what the academic and industrial sectors can afford. Consequently, this has impacted the supply of Cattle camphor mushroom raw materials in the market, leading to an unmet demand.

Our revolutionary change to the current cultivating situation

Our patented cultivation technology can replace the traditional method of cultivating Cattle camphor mushroom on Cinnamomum camphora tree logs. Our harvested Cattle camphor mushroom exhibits potency comparable to that of wild-grown Cattle camphor mushroom. Our cultivation technology reduced cultivation costs, increased production capacity, and the ability to be reused, thus possessing the capability to fill the market demand gap.

Cultivation materials and environmental conditions

●	Porous carrier: Manufactured from porcelain clay, forming a porous elongated cubic body with tiny micropores distributed on both the exterior and interior surfaces, used for absorbing cultivation nutrient solution.

●	Fungi cultivating box: A device for cultivating Cattle camphor mushroom mycelium, consisting of a box body, a box lid, a fixing device, a binding device, and a cultivation porous carrier placed inside the box.

●	Liquid culture medium/nutrient solution: Utilized for cultivating Cattle camphor mushroom, comprising nutrients such as extracts of Cattle camphor mushroom leaves and branches, glucose and sucrose as carbon sources, and yeast extract as a nitrogen source, mixed in certain proportions to form the Cattle camphor mushroom cultivation nutrient solution.

●	Cover membrane: After the cultivation porous carrier is soaked and dried with nutrient solution, a membrane-forming treatment is conducted using a mixture of food additives, Cattle camphor mushroom extract, and sugars to form a thin film outside the nutrient layer, isolating it from external contact. Composition of the membrane-forming nutrient solution: Food additive polyethylene glycol heated to a liquid state accounting for 50%, a mixture of Cattle camphor mushroom powder and mycelial extract accounting for 25%, and a mixture of glucose and sucrose accounting for 5:1.

●	Antrodia cinnamom strains: The nutrient solution is placed in a sterile culture dish in a sterile room, and then Antrodia cinnamom strains are inoculated into the culture dish. The culture dish is maintained in an environment at 12~26°C for 1~3 months to obtain Antrodia cinnamom strains.

●	Production Environment: The workshop area and physical space of the production site should be adapted to the production capacity, facilitating equipment installation, cleaning and disinfection, material storage, and personnel operations. Establish a sound hygiene management system, strengthen health and hygiene management of production personnel, maintain high cleanliness of the production workshop, and properly handle waste disposal.

Cultivation process of Cattle camphor mushroom:

●	Soak the cultivation porous carrier in liquid culture medium and dry it at 35~45°C to solidify the cultivation nutrient solution into a nutrient layer, forming around the surface and micropores of the porous carrier.

●	Apply a membrane-forming nutrient solution coating onto the nutrient layer of the porous carrier, allowing the coating to cool and form a membrane around the surface and micropores of the porous carrier.

●	Sterilize the prepared carrier and membrane with gamma radiation.

●	Fix the sterilized porous carrier inside the fungi cultivating box, maintaining a certain distance between the porous carrier and the inner wall of the cultivation box.

●	Inject sterile water into the space at the bottom of the porous carrier and the box, ensuring it meets the requirements of Grade III water standards specified in GB/T6682, with the water level not reaching the bottom of the porous carrier.

●	Sterilize the prepared cultivating box with gamma radiation.

●	Inoculate Cattle camphor mushroom onto the surface and micropores of the porous carrier.

●	Seal the cultivating box after inoculation and place it in a cultivation chamber with the internal temperature maintained at 25~28°C and humidity at 60%~80%. Condensed water vapor on the box lid drips onto the porous carrier, simulating the natural growth environment of Cattle camphor mushroom in the wild.

●	During cultivation, regularly replenish the cultivation nutrient solution to the porous carrier using a syringe to provide necessary nutrients for growth.

●	After approximately 3 months, Cattle camphor mushroom mycelium grows on the nutrient layer of the porous carrier and the membrane. Due to the higher nutrient concentration in the micropores, mycelium also grows along the surface of the carrier.

●	After approximately 8 months, Cattle camphor mushroom fruiting bodies begin to form around the surface of the porous carrier.

●	Continue to cultivate the harvested Cattle camphor mushroom fruiting bodies in a sealed environment with constant temperature and humidity. Gravity and growth habits cause water and nutrients to flow downward, with water vapor condensing on the lid and dripping onto the fruiting bodies. The composition of the nutrient layer and membrane promotes growth, resulting in fruiting bodies containing triterpenoid active ingredients reaching wild levels.

Harvest period

●	Cattle camphor mushroom undergoes a growth period from inoculation to approximately 12 to 18 months, during which it transitions from an initial white color to yellow, red, and finally deep red. Once the thickness reaches 2cm or more, it is ready for harvesting.

●	After the initial harvest, subsequent harvests can be conducted annually or biennially. The longer the duration between harvests, the larger the fruiting bodies of Cattle camphor mushroom tend to be. Depending on the harvesting schedule, Cattle camphor mushroom is typically classified as one-year-old, two-year-old, three-year-old, five-year-old, or multi-year-old.

Storage

●	Dry Cattle camphor mushroom should be stored in a cool, dry place away from light to prevent damage. It should be protected from pests and rodents, and during the summer, it should be stored in a refrigerated environment.

●	Freshly harvested and packaged Cattle camphor mushroom should be stored at or below 0℃.

●	It should not be stored together with items that are toxic, harmful, have strong odors, or are susceptible to mold and insect infestation.

We have entered into an agreement with Sin-Ding TW Co. Ltd. and acquired cultivation mediums which includes the Porous carrier with the Antrodia cinnamom strains, the liquid culture medium, and cultivating box for growing Cattle camphor mushroom. As of the date of this annual report, we have acquired 10,000 cultivation mediums from Sin-Ding and we are in the process actively cultivating and nurturing our own raw materials. We expect to harvest the Cattle camphor mushroom in 2025. Once those Cattle camphor mushroom are harvested, we will become the primary source of raw materials. Our future plan involves collaborating with Sin-Ding for OEM production for our products.

Sales and Marketing

Our current marketing channels include online e-commerce platforms in Taiwan, physical chain stores, collaboration with major retail brands in Hong Kong, and partnerships with large retail channels in China. Our physical chain stores include Taipei Zhongxiao Store, Taipei Dihua Store, and Kaohsiung Sanfeng Store in Taiwan. We plan to expand our product offerings with diversified Cattle camphor mushroom specialty items and establish an online presence in Hong Kong, China, Japan, and the United States through e-commerce platforms. Additionally, we aim to deepen collaboration with raw material agents, health food manufacturers, and biotech pharmaceutical companies to further penetrate the market and broaden our reach.

Discontinued Business

As a result of the September Transaction, the Company spin off its then subsidiaries, Cordyceps Sunshine HK and Chengdu Skyherb, and thus the Cordyceps business has been ceased.

Our discontinued product is Cordyceps, Ophiocordyceps Sinensis, a valuable Chinese medicinal material with a long history of application in China. Based on some relevant documents and our own industry experience, we briefly introduce the product as follows:

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

Our Research and Breeding Center

This breeding center has the capacity to cultivate 4.5 million Cordyceps larvae per year currently. We cultivated 5 million, 1.08 million, and 2.70 million Cordyceps larvae for the year ended December 31, 2023, 2022 and 2021, respectively.

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

Sales and Marketing

Currently, our sales heavily depend on our connections with Cordyceps distributors and retail customers in Mainland China. This is a relatively small network since there is not many distributors, dealers, and retail customers in the Cordyceps industry. As of December 31, 2023, 2022 and 2021, we had sixteen, three, and five Cordyceps distributors and more than three hundred, five, ten retail customers respectively, all of which are in Taiwan and Mainland China. Generally, distributors purchase larger quantities of products continuously, while retailers purchase smaller quantities. We plan to engage more qualified distributors and retailers and to sign long-term cooperation agreements with them in order to strengthen our distribution network.

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

The Company sold cordyceps products and Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party of the Company, in the amounts of $121,811 and $53,304 for the years ended December 31, 2023 and 2022 respectively.

In the year ended December 31, 2022, we derived all our revenue from product sales of $448,785.

In the year ended December 31, 2022, the Company sold newly developed products processed with cordyceps of $53,304 to Gasar Biotechnology Co., Ltd, a related party of the Company.

In the year ended December 31, 2021, we derived all our revenue from product sales of $879,318.

The Company sold cordyceps of $182,775 to Chengdu Zangqingyuan Herb Co., Ltd., a related party of the Company, in the year ended December 31, 2021. The Company sold cordyceps of $93,012 to Foshan Xiongluyu Tea Co., Ltd., a related party of the Company, in the year ended December 31, 2021.

As a result, for the year ended December 31, 2023, and 2022, we derived sales of 13.8% and 100.0% from related parties, respectively. There is no sales for year of 2021.

Going Concern Matter

The financial statements have been prepared by our auditor, TPS Thayer, LLC, “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

According to our auditor, TPS Thayer, LLC, the following factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company generated net income of $823,860, and incurred loss of $720,093 and $491,006 for the years ended December 31, 2023, 2022, and 2021, respectively.

●	As of December 31, 2023, the Company had an accumulated deficit of $400,715.

●	The Company generated cash inflow of $324,689 and incur negative operating cash flow of $321,378, and $365,363 for the years ended December 31, 2023, 2022 and December 31, 2021, respectively.

●	The Company showed negative working capital of $2,597,947, and $2,019,578, as of December 31, 2023, and 2022.

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

The Cattle camphor mushroom, a unique and prized medicinal fungus indigenous to Taiwan, boasts a culinary legacy deeply rooted in Taiwanese culture for over a century.

In 2002, the Taiwanese government introduced a subsidy initiative aimed at bolstering key industries, with a particular focus on funding research related to the Cattle camphor mushroom within the biotechnology sector.

The significance of the Cattle camphor mushroom industry in Taiwan parallels that of Korean ginseng and Chinese Cordyceps. However, the endangered status of the Cinnamomum kanehirae tree, essential for the mushroom’s growth, has led to its inclusion in Taiwan’s regulatory framework. Consequently, restrictions on its development have hindered its expansion and global recognition, resulting in relatively lower visibility compared to Korean ginseng and Chinese Cordyceps. In Taiwan, academic research on Cattle camphor mushroom is extensive and rich, as evidenced by the National Digital Library of Theses and Dissertations. Similarly, the United States’ PubMed database and China’s CNIPA database contain numerous research papers and patents related to Cattle camphor mushroom.

The demand for Cattle camphor mushroom has experienced remarkable growth, driven by various factors. With increasing globalization and the spread of traditional Chinese medicine practices, awareness of the medicinal benefits of Cattle camphor mushroom has expanded globally. As a revered component of traditional Chinese medicine, heightened exposure to these practices has spurred demand for Cattle camphor mushroom products.

This surge in demand has led to challenges such as overharvesting of wild stocks and subsequent shortages in supply. While the primary markets for Cattle camphor mushroom are in Taiwan and other Asian regions, emerging interest from international markets, including the United States, Europe, and Australia, is contributing to its growing demand worldwide.

According to industry reports by Chinese Association of Traditional Chinese Medicine, Analysis of the Cattle camphor mushroom Industry in 2023, the market demand within China is 2812.13 tons in 2023 and is expected to reach 4341.34 tons by 2027, with an annual growth rate of range from 9-12%. Despite this growth, there remains a considerable gap between supply and demand, highlighting the substantial market opportunity for Cattle camphor mushroom products.

Suppliers and Customers

Suppliers

The following table sets forth information as to the suppliers that accounted for 10% or more of the Company’s purchase for the periods presented.

	For the year ended December 31, 2023		For the year ended December 31, 2022
	Amount	%	Amount	%
Supplier A – Sin-Ding TW Co. Ltd.	$116,146	100.00%	$13,746	100.00%

Customers

The following table sets forth information as to the customers that accounted for 10% or more of the Company’s revenue for the periods presented.

	For the year ended December 31, 2023		For the year ended December 31, 2022
	Amount	%	Amount	%
Customer A - related party	$121,811	14.49%	$53,304	100.00%

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Cordyceps Sunshine Biotech Holdings Co., Ltd. Taiwan Branch	Taiwan
Taiwanofungus Biotech Co. Ltd.	Hong Kong

Taiwanofungus Biotech Co. Ltd. was incorporated on August 17, 2023 under the laws of Hong Kong and is currently not actively engaging in any business.

The following diagram illustrates the corporate structure of Cordyceps Sunshine Biotech Holdings Co., Ltd. as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Cordyceps Sunshine Taiwan Branch currently has three leased properties:

Leased Properties

No.	Property Location	Material Lease Term	Functions
1	6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our executive office under a lease that expires on December 31, 2025. The annual rent is NTD146,000 (approximately USD21,150).	Office

2	1st Fl., 2rd Fl., No. 276, Section 1, Dihua Street, Datong District, Taipei City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our executive office under a lease that expires on April 30, 2026. The annual rent is NTD70,000 (approximately USD2,147).	Office

3	No. 33, Lane 240, Section 3, Funong Road, Xinqun Village, Luodong Township, Yilan County, Taiwan	Cordyceps Sunshine Taiwan Branch expects to sign a lease in July 2024.	Cultivation Factory

Intellectual Property

Trademarks

Company has obtained the trademark(s) as below.

No.	Trademark	Registration Code	Registered Country	Registered Date	Category	Owner
1		02164806	ROC	September 4, 2021	Class 5	Cordyceps Sunshine Biotech Holdings Co., Ltd.

2		02166572	ROC	September 4, 2021	Class 35	Cordyceps Sunshine Biotech Holdings Co., Ltd.

Class 5: medical and nutritional products; traditional Chinese medicine; herbal medicine; weight loss medicine; human medicin; protein nutritional supplements; plant fiber nutritional supplements; antioxidant nutritional supplements; vitamin and mineral supplements; fiber dietary supplements; general nutritional supplements; medical dietary products, drinks, and foods; plant extract supplements; herbal tea supplements; meal replacement supplements; by-products of food processing for medical use; enzyme supplements; and herbal nutritional supplements.

Class 35: Retail and wholesale distribution of medicines; retail and wholesale distribution of Western medicine; retail and wholesale distribution of traditional Chinese medicine; retail and wholesale distribution of nutritional supplements; retail and wholesale distribution of beverages; import and export agency services; quoting prices for various products from domestic and foreign manufacturers; bidding for various products from domestic and foreign manufacturers; marketing of various products from domestic and foreign manufacturers; providing consulting services for business franchising and chain store management.

Patents

Cordyceps Sunshine Taiwan Branch is licensed by Yen Hung Liu, one of our founders and directors, to use the following six patents.

No.	Patent Name	Patent Code	Registered Country	Expiration Date	Category
1	Porous Carrier for Cultivating Antrodia Cinnamomea	M591990	Taiwan	December 16, 2029	Utility Models
2	Fungal Cultivation Box	M611401	Taiwan	January 5, 2031	Utility Models
3	Carrier for Use as a Culture Medium	M617740	Taiwan	May 3, 2031	Utility Models
4	Method for Cultivating Antrodia Cinnamomea and Porous Carrier for Cultivating Antrodia Cinnamomea	I735106	Taiwan	December 16, 2039	Inventions
5	Method for Cultivating Antrodia Cinnamomea and Porous Carrier for Cultivating Antrodia Cinnamomea	ZL 2020 1 0042692.1	PRC	January 14, 2040	Inventions
6	Method for Cultivating Antrodia Cinnamomea and Porous Carrier for Cultivating Antrodia Cinnamomea	7430356	Japan	October 26, 2040	Inventions

On February 5, 2024, Cordyceps Sunshine Taiwan Branch entered into an exclusive licensing agreement with Mr. Yen Hung Liu, pursuant to which Mr. Liu agreed to grant Cordyceps Sunshine Taiwan Branch exclusive rights to use the six cultivation technologies that Mr. Liu developed as listed above. According to this licensing agreement, Cordyceps Sunshine Taiwan Branch is allowed to use these technologies globally beginning on February 5, 2024 until the expiration date of each patent. Cordyceps Sunshine Taiwan Branch agreed to pay a licensing fee to Mr. Liu under this agreement.

These four cultivation technologies reflect the four important processes of cultivation of Cattle camphor mushroom , which runs through the whole production process of cultivation of Cattle camphor mushroom.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Seasonality

We believe our operation and sales of Cordyceps and Cattle camphor mushroom do not experience seasonality.

Insurance

We do not have any business liability, interruption or litigation insurance coverage for our operations in Taiwan. Therefore, we are subject to business and product liability exposure. See “Risk Factors — Risks Relating to Our Business and Industry — Our sales and reputation may be affected by product liability claims, litigation, product recalls, or adverse publicity in relation to our products.”

Regulations

Regulation in Taiwan

Regulation on Cattle camphor mushroom

In Taiwan, Cattle camphor mushroom falls under the category of food products. These products are governed by the Food Safety and Hygiene Management Act, last amended on June 12, 2019. According to this act, specific labeling requirements for product packaging include: (i) a warning message in Chinese stating, “For infants, pregnant women, and breastfeeding mothers, please consult a physician or medical professional before consuming this product,” and (ii) clear indication on the packaging of the parts of the Cattle camphor mushroom used as raw materials, whether they are the fruiting body or mycelium, and their cultivation method.

Regulation on Consumer Protection

The current primary regulation protecting consumers’ rights in Taiwan is Consumer Protection Law, latest amended on February 5, 2005 (the “CP Law”), with a view to better regulate the conduct of business operators and enforce consumer protection. The Industry Competent Authority at various levels of the administration is responsible for the enforcement and supervision on any consumer protection related matters with Consumer Protection Officer in place.

Pursuant to the CP Law, business operators providing goods and services shall prioritize consumer rights, particularly with regard to consumers’ health and safety, provide sufficient instruction on the goods and services offered, maintain fairness of the trade and take any other necessary precautions to protect consumers’ rights. In addition, business operators who design, produce and manufacture goods or provide services shall guarantee that the goods or services offered should meet the safety criteria which is reasonably expected from the technological and professional perspective at the time of launching such goods or offering services in the market. In case of intentionally wrongdoings of the business operators, punitive damages up to three times of the actual damage may be imposed against such business operators.

Regulation on Food Sanitation Management

The current primary regulation governing food sanitation in Taiwan is the Food Sanitation Management Act, latest amended on August 8, 2012 (the “FSM Act”). The Department of Health at various levels of the administration is responsible for the management and supervision on any food sanitation related matters.

Under this FSM Act, any business operators of food or food additives must obtain and maintain the proper licenses from relevant government authorities before they could manufacture, process, deploy, package, transform, store, sell, import and export food or food additives. The licenses generally have a valid duration from one year to five years. After receiving the application, the relevant government agency issues the licenses, and the application for extension must be filed for approval within three months before expiration. The FSM Act also set forth specific rules demanding the compliance with good hygienic practices and safety control system of food or food additives by the business operators.

Regulation on Company Administration

The current primary regulation governing companies in Taiwan is the Company Law, latest amended on December 29th, 2021, by Legislative Yuan, which provided the fundamental framework for regulating companies. The Ministry of Economic Affairs at various levels of the administration is responsible for the management and supervision on any companies related matters.

Under the Company Law, a company refers to any profit-driven juridical association, organized, registered and established in accordance with this Company Law. Under the Company Law, companies have been divided into four categories: unlimited liability company, limited liability company, joint liability company and company limited by shares.

Under the Company Law, a company cannot be established unless properly registered with Ministry of Economic Affairs, and prior to such registration, no business or other legal act can be conducted in the name of a company. In addition, the capital amount of a company must be fully contributed by its shareholders of their own fund at the time of its establishment, rather than paid by installment or through external financing. Furthermore, the capital contribution must be audited and certified by accountants.

A limited liability company is a company organized by more than one shareholder, where the shareholders are only liable to the extent of their contributed capital to the company. Director(s) of a limited liability company is responsible for the management and operation of the company and subject to duty of care and duty of loyalty while executing his business judgment with respect to the operation of the company.

Regulation on Foreign Exchange

Foreign exchange regulation in Taiwan is primarily governed by the Ordinance of Foreign Exchange Administration, latest amended on April 29, 2009 (the “Foreign Exchange Ordinance”). Under the Foreign Exchange Ordinance, foreign exchange refers to foreign currency, bills and marketable securities. The authority managing the administration of foreign exchange is Ministry of Finance of Republic of China, while the authority managing the practical operation of foreign exchange business is Central Bank of Republic of China. The Foreign Exchange Ordinance also specifies the allocated power of Ministry of Finance and Central Bank, respectively. To the extent that any foreign exchange receipts, payments or transactions reaches the threshold of $17,212 (NT$500,000) or equivalent in foreign currency, it must be reported to the Central Bank or its designated authorities. Upon incurrence of any of the following events, the State Council of Republic of China may determine and announce that for a period of time, to close the foreign exchange market, suspend or restrict all or partial foreign exchange payment, order a mandatory sale or deposit of all or partial foreign exchange into a designed bank, or dispose in any other manner as it deems necessary:

-	the disorder in domestic or international economy to the detriment of the stability of Taiwan’s economy; or

-	Taiwan suffers serious trade deficit.

Regulation on Foreign Investment

The current principal regulation governing foreign investment is Foreign Investment Regulation latest amended on November 19, 1997 (the “Investment Regulation”). Under the Investment Regulation, investment refers to any activities involving (1) holding share capital of a company incorporated in Taiwan; (2) establishing branches, wholly-owned or partnership enterprises in Taiwan; or (3) providing more than one-year term loan to the above-mentioned investee enterprises. The authority in charge of foreign investment is Ministry of Economic Affairs of Republic of China. The industries in Taiwan are categorized into permitted, restricted and prohibited foreign investment areas. Investors may apply for settlement of exchange in accordance with the annual yield of their investment or the allocation of surplus.

With respect to foreign investment in the food industry, unless such investment is made from the People’s Republic of China, there’s no restriction under Investment Regulation. Since the Company falls into the food industry, the Company and prospective investors in this offering will not be affected by Investment Regulation.

Eminent domain

When the investment made by an investor constitutes less than 45% of the total amount of capital of the investee enterprise, and the investee enterprise has been expropriated or acquired by the government for the purpose of national defense, reasonable government compensation shall be paid to the investors. However, if the capital contribution made by the investor constitutes equal to or more than 45% of the total amount of capital of the investee enterprise and continues remaining above 45% for two decades since its establishment, then the government may not exercise its eminent domain power over such investee enterprise.

Regulations on Tax

The current principal regulations governing tax in Taiwan include the following:

-	Income Tax Law, latest amended on January 3rd, 2024;

-	The Implementation Rules of Income Tax Law, latest amended on February 21th, 2022;

-	Value-Added and Non-Value-Added Business Tax Law, latest amended on December 6th, 2023; and

-	The Implementation Rules of Value-Added And Non-Value-Added Business Tax Law, latest amended on June 25th, 2018.

Under the Income Tax Law, there are two kinds of income tax, comprehensive income tax for individuals and income tax for enterprises operating for profit, respectively.

Individuals who have income with a source within Taiwan must pay comprehensive income tax on their income sourced within Taiwan; while non-resident individuals having income with a source within Taiwan, except otherwise provided in the Income Tax Law, shall pay tax based on the amount attributable to the sources of their income.

The enterprise with head office located in Taiwan shall pay profit-seeking income tax on its global income both within and outside Taiwan; while the enterprises with head office outside Taiwan shall only pay profit-seeking income tax on its business income sourced from within Taiwan.

-	Rate of income tax. The individual comprehensive income tax exemption threshold is NT$138,000 ($4,182) per person per year. When the cumulative increase in the consumer price index exceeds three percent compared to the index in the previous adjustment year, the income tax exemption amount shall be adjusted accordingly. The adjustment is calculated in increments of one thousand yuan. If the adjustment amount is less than one thousand yuan, it shall be rounded to the nearest hundred yuan. Any income beyond such exemption threshold is subject to a progressive tax rate ranging from 5% to 40%.

-	With respect to enterprise operating for profit, the exemption threshold is NT$120,000 ($3,672). Any income beyond such exemption threshold is subject to 20% tax rate on its taxable income.

-	Sale of goods or service, import of goods in Taiwan shall be subject to Value-Added or Non-Value-Added Business Tax.

-	Rate of business tax. The rate of business tax, except otherwise stipulated in the relevant tax law, ranges from 5% to 10% with the current tax rate being implemented is 5% as determined by the State Council of Taiwan.

Regulations in PRC (Discontinued Business)

Regulation on Cordyceps

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

According to the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment related Foreign Exchange Administration (“Circular 13”), the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment, including the registration of PRC residents who engage in overseas investment and financing and inbound investment via special purpose vehicles under the Circular 37, is directly reviewed and handled by banks, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration through local banks. The Circular 13 also simplified handling formalities for certain direct investment-related foreign exchange business, for example, simplifying the administration of the confirmation and registration of foreign investors’ contribution under Idirect investment, canceling the filing of overseasItment foreign exchange, and canceling annual inspection of the direct investment-related foreign exchange.

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

PRC Taxation and Foreign exchange

Under the Enterprise Income Tax Law or EIT Law amended on December 29, 2018, and the Implementation Regulations on the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. A uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises and foreign enterprises that have established production and operation facilities in the PRC.

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

According to the Customs Law of the PRC last amended on April 29, 2021, and the Administrative Provisions of the Customs of the PRC on the Registration of Customs Declaration Entities effective as of July 1, 2018, the import and export of goods are subject to the customs ‘control. Consignees of import goods and consignors of export goods have the obligation to make true declarations to the customs. Duties shall be levied by the customs in respect of the goods allowed to be imported and exported. Consignees of import goods and consignors of export goods are required to be registered with the local customs.

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

5.A. Operating Results.

We focus on the cultivating and sales of cordyceps products and Cattle camphor mushroom products. The results of operations are shown as follows.

	For years ended December 31,			2023 VS 2022		2022 VS 2021
	2023	2022	2021	Amount	%	Amount	%
	$	$	$	$		$
Revenue - third parties	760,722	-	-	760,722	N/A	-	N/A
Revenue - related parties	121,811	53,304	-	68,507	128.52%	53,304	N/A
Total net revenues	882,533	53,304	-	829,229	1555.66%	53,304	N/A
Cost of revenues - third parties	86,240	-	-	86,240	N/A	-	N/A
Cost of revenues - related parties	29,906	13,746	-	16,160	117.56%	13,746	N/A
Total cost of revenues	116,146	13,746	-	102,400	744.94%	13,746	N/A
Gross profit	766,387	39,558	-	726,829	1837.38%	39,558	N/A
Operating expenses:
Research and development	-	118,444	25,052	(118,444)	N/A	93,392	372.79%
Professional fees	238,139	165,202	80,558	72,937	44.15%	84,644	105.07%
Payroll and employee benefit	109,295	47,782	-	61,513	128.74%	47,782	N/A
General and administrative expenses	193,569	123,251	13,777	70,318	57.05%	109,474	794.61%
Total operating expenses	541,003	454,679	119,387	86,324	18.99%	335,292	280.84%
Income (loss) from operations	225,384	(415,121)	(119,387)	640,505	-154.29%	(295,734)	247.71%
Other income(expense)
Interest income	7	10	7	(3)	N/A	3	N/A
Interest expense	(26,535)	-	-	(26,535)	N/A	-	N/A
Other income(expense)	459	-	-	459	N/A	-	N/A
Total other expense	(26,069)	10	7	(26,079)	N/A	3	N/A
Income(loss) before income taxes provisions	199,315	(415,111)	(119,380)	614,426	-148.01%	(295,731)	247.72%
Income tax provisions	(42,221)	-	-	(42,221)	N/A	-	N/A
Net income(loss) from continued operations	241,536	(415,111)	(119,380)	656,647	-158.19%	(295,731)	247.72%
Discontinued operation
Loss from discontinued operation, net of income tax	(282,761)	(304,982)	(371,626)	22,221	-7.29%	66,644	-17.93%
Gain from sale of discontinued operation, net of income tax	865,085	-	-	865,085	N/A	-	N/A
Gain (loss) from discontinued operation, net of income tax	582,324	(304,982)	(371,626)	887,306	-290.94%	66,644	-17.93%

Net income(loss)	823,860	(720,093)	(491,006)	1,543,953	-215.84%	(229,087)	46.66%

Third parties revenue of $760,722 as of December 31, 2023 was comprised of cordyceps products and Cattle camphor mushroom products sales of $606,615, cultivation training income of $154,107. Cultivation training income was one time transactions. And the Company does not consider cultivation training service or office rent service a reportable segment.

The Company sold cordyceps products and Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party of the Company, in the amounts of $121,811, $53,304 and $0 for the years ended December 31, 2023, 2022 and 2021 respectively.The related party sales increase by $68,507,or 128.52%, for the year ended December 31,2023.

The Company expanded and developed many third parties company or individual customers, as third party sales accounted for 86.20% of the total sales for the current year, and no third party sales generated both for the years ended December 31, 2022 and 2021.

Cost of goods sold

Total cost of revenue of $116,146 and $13,746 for the years of 2023 and 2022 represents the goods purchasing cost from Taiwan Xinding Biological Research and Development Co., Ltd.

The related party cost of revenue increase by $16,160,or 117.56%, for the year ended December 31,2023.

Gross margin

Our gross margin for third party sales was $674,482, or 88.66% for the year ended December 31, 2023, and no third party revenue generated for the year ended December 31, 2022 and 2021.

Our gross margin for related party sales was $91,905, or 75.45%, and $39,558,or 74.21% for the year ended December 31, 2023 and 2022.

The higher gross margin for third party sales was due to the cultivation training service income in the amount of $154,107 generated in 2023, which had an higher gross margin.

Professional fees

Professional fees, representing the SEC lawyer fee, audit fee and accounting fee, increased from $80,558 for the year of 2021 to $165,202 for the year of 2022 and continued to &238,139 for the year 0f 2023, due to the need for more complex professional services.

We anticipate that our support personnel costs, professional fees, as well as public company filing compliance, will continue to increase as we are a reporting company in the United States.

Payroll and employee benefit

Payroll and employee benefit increased from $47,782 to $109,295, by $61,513, or 128.74% from year of 2022 to year of 2023. The increase was due to more employees hired for the year of 2023.

Other General and administrative expense

Our general and administrative expense increased continuously from $$13,777 for the year of 2021 to $123,251 for the year of 2022 and continued to $193,569 for the year of 2023, representing an increase of $109,474, or 794.61% and an increase of $70,318 or 57.05%. The increase was due to the larger operations scale for the past three years.

Net income (loss)

The Company generated net income of $241,536 and net loss of $415,111 and $119,380 from continued operations for the years ended December 31, 2023 ,2022 and 2021 respectively, representing an increase in net income of $656,647 and an increase in net loss of $295,731. The significant turnaround from loss to profit was mainly a result of an increase in gross margin of $726,829 for the year ended December 31, 2023.

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

Impact of Covid-19

As a result of the COVID- 19 outbreak in December 2019 and continuing through 2020,2021 and 2022, the Company’s businesses, results of operations, financial position and cash flows were adversely affected in 2022 with potential continuing impacts on subsequent periods, including but not limited to the material adverse impact on the Company’s revenues as result of the suspension of operations and decline in demand by the Company’s customers.

Though the global outbreak and spread of the novel strain of coronavirus (COVID- 19) came to en end in November 2022, we are still taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, other business partners, our manufacturing capabilities and capacity and our distribution channels) posed by its spread and the governmental and community reactions thereto.

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

For 2024, we expect our main growth will be from our products sales in Taiwan. The demand for our products and services appears to be strengthening, from which we expect to generate more positive cash flow.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and services.

Cash flows

	For year ended December 31, 2023	For year ended December 31, 2022	For year ended December 31, 2021
Net cash provided by (used in) operating activities from continuing operations	$196,140	$(394,851)	(140,647)
Net cash provided by operating activities from discontinued operations	128,549	73,473	(224,716)
Net cash used in investing activities from continuing operations	(207,374)	-	(100,000)
Net cash provided by investing activities from discontinued operations	85,816	(475)	(10,815)
Net cash provided by (used in) financing activities from continuing operations	14,643	309,263	328,258
Net cash used in financing activities from discontinued operations	(274,271)	(63,476)	246,246
Effect on changes in foreign exchange rate	55,738	(7,518)	1,064
Net increase in cash, and cash equivalents	$(759)	$(83,584)	99,390

As of December 31, 2023, we had $330,973 in current assets and $2,928,920 in current liabilities and the working capital deficit is $2,597,947. In addition, we had total shareholders ’ deficit of $78,731 as of December 31, 2023.

As of December 31, 2022, we had $501,552 in current assets and $2,521,130 in current liabilities and the working capital deficit is $2,019,578. In addition, we had total shareholders ’ equity of negative $951,334 as of December 31, 2022.

As of December 31, 2021, we had $1,130,828 in current assets and $2,921,526 in current liabilities and the working capital deficit is $1,790,698. In addition, we had total shareholders ’ equity of negative $275,813 as of December 31, 2021.

Operating activities:

We had net cash flow of $ $324,689 provided by operating activities for the year ended December 31, 2023. which was mainly resulted from our net income of $241,536, property depreciation of $56,757, amortization from operating lease right of use asset in the amount of $86,216, an increase of $114,360 in account payable & accrued liability, and the cash flow provided by discontined operation of $128,549, offset by an increase in inventory of $192,634 due to the increase in sales, an increase in other receivable of $13,870, and an increase in operating lease liability of $72,808.

We had a negative cash flow from operations of $321,378 for the year ended December 31, 2022, which was mainly resulted from our net loss of $415,111, an increase of $4,230 in prepayment, a decrease of $56,666 in operating lease liability due to the payment of rent, offset by the cash provided by discontinued operation of $73,473, amortization from operating lease right of use asset in the amount of $56,666 and depreciation of $24,490.

We had a negative cash flow from operations of $365,363 for the year ended December 31, 2021, which was mainly resulted from our net loss of $119,380, the cash used in discontiuned operation of $224,716, a decrease of $4,932 in operating lease liability due to the payment of rent, and an increase of $10,452 in other receivable, a decrease of $10,815 in interest expense accrued for related parties, offset by amortization from operating lease right of use asset in the amount of $4,932.

Investment activities:

We had net cash flow of $ $121,558 used in investment activities for the year ended December 31, 2023. Which was the cash outflow for purchasing property and equipment, offset by cash provided by discontinued operation of $85,816.

We had a negative cash flow from investment of $475 for the year ended December 31, 2022, which was resulted from the discontinued operations.

We had net cash flow of $ $110,815 used in investment activities for the year ended December 31, 2021. Which was the cash outflow for purchasing property and equipment, and the cash used in discontinued operation of $10,815

Financing activities:

We had a negative cash flow from financing activity of $259,628 during the year ended December 31, 2023, which was resulted from discontinued operations of $274,271 and the payment to related party of $14,643.

We had a positive cash flow from financing activity of $245,787 for the year ended December 31, 2022, which was resulted from proceeds from related parties of $304,471 offset the cash used in discontinued operation of $63,476.

We had a positive cash flow from financing activity of $574,504 for the year ended December 31, 2021, which was resulted from proceeds from related parties of $178,607, proceeds from common stock subscription of $232,400, and the cash provided by discontinued operation of $246,246, offset by repayment to related parties of $82,749.

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

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2023,2022 and 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934.

Contractual Obligations and Commitments

As of December 31, 2023,2022 and 2021, we did not have any contractual obligations.

5.E. Critical Accounting Policies.

Our significant accounting policies are described in the notes to our financial statements for the years ended December 31, 2023, 2022 and 2021., and are included elsewhere in this annual statement.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officer and director as of the date hereof:

Name	Age	Position(s)
Szu Hao Huang	44	Director, CEO and CFO
Yenhung Liu	53	Director

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

Compensation of Director and Executive Officer

For the fiscal year ended December 31, 2023, 2022, and 2021, we paid $25,502, $0, and $0 as compensation to our CEO, CFO and Directors.

Clawback Policy adopted by the Board

On November 30, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

6.D. Employees

As of the date of this annual report, we have 15 full time employees on our payroll, among which 2 are in general administration, 1 is in operation management, and 12 are in sales and marketing.

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

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares’ underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. As of the date of this annual report, we have a total of 92 shareholders of record, 4 of which hold beneficial ownership of 5% or more, and none of which is located in the United States.

	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares
	Number	Percent
Director and Executive Officer:
Szu Hao Huang(1)	65,847,400	59.3%
Yenhung Liu(1)	0	0%
5% Shareholder:
Dalan Vincent Holdings Limited(1)	65,847,400	59.3%
AJRD Holdings Limited(2)	19,999,000	18%
Silver Spring Asia Holdings Limited(3)	7,000,000	6.3%

(1)	Dalan Vincent Holdings Limited is a company incorporated in the British Virgin Islands. Szu Hao Huang owns 50% of the equity interest in Dalan Vincent Holdings Limited. Yen Hung Liu holds 50% of the equity interest in Dalan Vincent Holdings Limited. According to the acting-in-concert agreement between Szu Hao Huang and Yen Hung Liu dated September 30, 2021, Mr. Huang has the power to direct the voting and disposition of the ordinary shares held by Dalan Vincent Holdings Limited.

(2)	Shih Han Huang beneficially owns 19,999,000 ordinary shares indirectly through AJRD Holdings Limited, a company incorporated under the laws of the British Virgin Islands and of which Ms. Huang has voting and dispositive control.

(3)	Hsiao Ling Lee beneficially owns 7,000,000 ordinary shares indirectly through Silver Spring Asia Holdings Limited, a company incorporated under the laws of the British Virgin Islands and of which Ms. Lee has voting and dispositive control.

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

(1) Due to related parties

In 2022, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds bore an interest rate of 4.125%, was non-secured, due on demand. In 2022, Mr. Huang agreed to offset his advances to the Company  with the Company’s advance to Gasar Biotechnology Co., Ltd, and accordingly the balance due to Mr. Szuhao Huang was $14,202,and $0,as of December 31, 2023 and 2022 respectively.

(2) Sales to related parties

The Company sold newly developed products processed with cordyceps of $121,811, $ $53,304 and $0 to Gasar Biotechnology Co., Ltd.for the yeas ended December 31, 2023,2022 and 2021 respectively.The related cost of revenue was $29,906, $13,746 and $0 for the years ended December 31, 2023, 2022 and 2021 respectively.

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

9.C. Markets

The holders of our ordinary shares may offer all or part of the shares for resale from time to time through public or private transactions, at a fixed price of $0.02 per share until the ordinary shares are listed on a national securities exchange or quoted on either the OTC Pink, administrated by the OTC Markets Group, Inc. (“OTC Markets”), at which time they may be sold at prevailing market prices or in privately negotiated transactions. There has been no trading for the ordinary shares as of the date of this annual report.

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

10.D. Exchange controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

Foreign exchange regulation in Taiwan is primarily governed by the Ordinance of Foreign Exchange Administration, latest amended on April 29, 2009 (the “Foreign Exchange Ordinance”). Under the Foreign Exchange Ordinance, foreign exchange refers to foreign currency, bills and marketable securities. The authority managing the administration of foreign exchange is Ministry of Finance of Republic of China, while the authority managing the practical operation of foreign exchange business is Central Bank of Republic of China. The Foreign Exchange Ordinance also specifies the allocated power of Ministry of Finance and Central Bank, respectively. To the extent that any foreign exchange receipts, payments or transactions reaches the threshold of $17,212 (NT$500,000) or equivalent in foreign currency, it must be reported to the Central Bank or its designated authorities. Upon incurrence of any of the following events, the State Council of Republic of China may determine and announce that for a period of time, to close the foreign exchange market, suspend or restrict all or partial foreign exchange payment, order a mandatory sale or deposit of all or partial foreign exchange into a designed bank, or dispose in any other manner as it deems necessary:

-	the disorder in domestic or international economy to the detriment of the stability of Taiwan’s economy; or

-	Taiwan suffers serious trade deficit.

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

Taiwan Taxation

The current principal regulations governing tax in Taiwan include the following:

-	Income Tax Law, latest amended on January 3rd, 2024;

-	The Implementation Rules of Income Tax Law, latest amended on February 21th, 2022;

-	Value-Added and Non-Value-Added Business Tax Law, latest amended on December 6th, 2023; and

-	The Implementation Rules of Value-Added And Non-Value-Added Business Tax Law, latest amended on June 25th, 2018.

Under the Income Tax Law, there are two kinds of income tax, comprehensive income tax for individuals and income tax for enterprises operating for profit, respectively.

Individuals who have income with a source within Taiwan must pay comprehensive income tax on their income sourced within Taiwan; while non-resident individuals having income with a source within Taiwan, except otherwise provided in the Income Tax Law, shall pay tax based on the amount attributable to the sources of their income.

The enterprise with head office located in Taiwan shall pay profit-seeking income tax on its global income both within and outside Taiwan; while the enterprises with head office outside Taiwan shall only pay profit-seeking income tax on its business income sourced from within Taiwan.

-	Rate of income tax. The individual comprehensive income tax exemption threshold is NT$138,000 ($4,182) per person per year. When the cumulative increase in the consumer price index exceeds three percent compared to the index in the previous adjustment year, the income tax exemption amount shall be adjusted accordingly. The adjustment is calculated in increments of one thousand yuan. If the adjustment amount is less than one thousand yuan, it shall be rounded to the nearest hundred yuan. Any income beyond such exemption threshold is subject to a progressive tax rate ranging from 5% to 40%.

-	With respect to enterprise operating for profit, the exemption threshold is NT$120,000 ($3,672). Any income beyond such exemption threshold is subject to 20% tax rate on its taxable income.

-	Sale of goods or service, import of goods in Taiwan shall be subject to Value-Added or Non-Value-Added Business Tax.

-	Rate of business tax. The rate of business tax, except otherwise stipulated in the relevant tax law, ranges from 5% to 10% with the current tax rate being implemented is 5% as determined by the State Council of Taiwan.

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

Based upon our income and assets and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2023 and 2022, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and 2022 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Some of our revenues and expenses are denominated in RMB and some are in NTD. In our consolidated financial statements, our financial information that uses RMB and NTD as the functional currency has been translated into U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

TPS Thayer, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2023. Audit services provided by TPS Thayer, LLC for fiscal years ended December 31, 2023 included the examination of the consolidated financial statements of the Company. Keith K Zhen CPA was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2022 and 2021. Audit services provided by Keith K Zhen CPA for fiscal years ended December 31, 2022 and 2021 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

TPS Thayer, LLC is the independent registered certified public accounting firm to audit the books and accounts of our Company for the fiscal year ended December 31, 2023. Keith K Zhen CPA is the independent registered certified public accounting firm to audit the books and accounts of our Company and subsidiaries for the fiscal years ended December 31, 2022 and 2021. The following table presents the aggregate fees billed for professional services rendered to us for the fiscal years ended December 31, 2023, 2022 and 2021 by TPS Thayer, LLC and Keith K Zhen CPA, respectively.

Year Ended December 31,
Services	2023
US$
Audit Fees(1) - TPS Thayer, LLC	70,000
Total	70,000

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Keith K Zhen CPA, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2021	2022
	US$	US$
Audit Fees(1) - Keith K Zhen CPA	80,000	80,000
Total	80,000	80,000

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

Item 16F. Change in Registrant’s Certifying Accountant

March 2024 Change of Auditor

On March 18, 2024, Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”) notified its independent registered public accounting firm, KCCW Accountancy Corp. its decision to dismiss KCCW Accountancy Corp. as the Company’s auditor. The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company. During September 28, 2023 and through March 18, 2024, the date of dismissal, (a) there were no disagreements with KCCW Accountancy Corp. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KCCW Accountancy Corp., would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On March 18, 2024, the Board of Directors of the Company approved and ratified the appointment of TPS Thayer, LLC as its new independent registered public accounting firm to audit the Company’s financial statements. During the two most recent fiscal years ended December 31, 2023 and 2022 and any subsequent interim periods through the date hereof prior to the engagement of TPS Thayer, LLC, neither the Company, nor someone on its behalf, has consulted TPS Thayer, LLC regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

September 2023 Change of Auditor

On September 28, 2023, Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”) notified its independent registered public accounting firm, Keith K Zhen CPA its decision to dismiss Keith K Zhen CPA as the Company’s auditor. The reports of Keith K Zhen CPA on the financial statements of the Company for the fiscal years ended December 31, 2022, 2021 and 2020 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2022, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company. During the Company’s most recent fiscal year ended December 31, 2022 and through September 28, 2023, the date of dismissal, (a) there were no disagreements with Keith K Zhen CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Keith K Zhen CPA, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On September 28, 2023, the Board of Directors of the Company approved and ratified the appointment of KCCW Accountancy Corp. as its new independent registered public accounting firm to audit the Company’s financial statements. During the two most recent fiscal years ended December 31, 2022 and 2021 and any subsequent interim periods through the date hereof prior to the engagement of KCCW Accountancy Corp., neither the Company, nor someone on its behalf, has consulted KCCW Accountancy Corp. regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

Item 16K. Cybersecurity

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for regularly conducting data protection impact assessments on information systems, monitoring the information about the security vulnerabilities of our systems, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing data security emergency response plans and adopting remedial measures, and informing our board of directors of material cybersecurity threats and incidents.

Our audit committee has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to our board of directors for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our audit committee.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Cordyceps Sunshine Biotech Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

2.1*	Description of Securities

4.1	Form of Private Placement Subscription Agreement for Regulation S investors (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.2	Employment Agreement by and between the Registrant and Szu Hao Huang dated May 6, 2020 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.3	Director Offer Letter with Yenhung Liu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.4*	Translation of Patent Exclusive Licensing Agreement

4.5*	Translation of Purchase Agreement for Cattle Camphor Mushroom Carrier Assets

4.6*	Translation of Office Lease Agreement (6F, No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City)

4.7*	Translation of Office Lease Agreement (1st and 2nd Floor, No. 276, Section 1, Dihua Street, Datong District, Taipei City)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1*	Consent of Keith K Zhen CPA

97.1*	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cordyceps Sunshine Biotech Holdings Co., Ltd.

By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Chief Executive Officer

Date: July 5, 2024

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

FINANCIAL REPORT

As of December 31, 2023 and 2022, and

For the years ended December 31, 2023, 2022 and 2021

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion

Critical Audit Matters

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

Our audit procedures related to the Company’s identification of related parties and related party transactions included the following, among others:

●	Inquired with executive officers, key members of management, the Board of Directors and others within the Company regarding related party relationships and transactions;

●	Read agreements and contracts with and between related parties and, in certain cases third parties, and evaluated whether authorization and approvals were obtained and the terms and other information about transactions are consistent with explanations from inquiries and other audit evidence obtained about the business purpose of the transactions;

●	Analyzed the general ledger detail and inspected journal entries to identify potential additional transactions with related parties;

●	Compared the Company’s reconciliation of applicable accounts to related parties’ records of transactions and balances;

●	Received confirmations from related parties, and, in certain cases third parties, and compared responses to the Company’s records;

●	Performed the following procedures to identify information related to potential additional transactions between the Company and related parties that may also include third parties:

●	Read the Company’s minutes from meetings of the Board of Directors and related committees of the Board of Directors;

●	Inspected annual questionnaires completed by the Company’s directors and officers;

●	Read publicly available sources including the Company’s public filings and press releases as well as certain analyst and industry reports

/S/ Keith K Zhen CPA
Keith K Zhen CPA

PCAOB ID 6673

Brooklyn, NY

May 15, 2023 (July 5, 2024 as to the effects of the discontinued operations as described in Note 4)

We have served as the Company’s auditor since 2022. In 2023, we became the predecessor auditor

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cordyceps Sunshine Biotech Holding Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cordyceps Sunshine Biotech Holding Co., Ltd. (the Company) as of December 31, 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity (deficit), and statements of cash flows for the year then ended, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Comparative Information

The consolidated financial statements of the Company as of December 31, 2022 and 2021 and for the years then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on July 5, 2024

We have served as the Company’s auditor since 2024

/s/ TPS Thayer LLC
Sugar Land, TX
July 5, 2024

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	December 31,	December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$15,278	$6,628
Advances and prepayments to suppliers	-	4,101
Consummative biological assets	195,359	-
Other receivable	120,336	9,502
Assets of discontinued operations - current	-	481,321
Total current assets	330,973	501,552

Property, plant and equipment, net	2,814,766	75,510
Operating lease right of use asset, net	233,697	178,166
Deferred tax assets	42,818	-
Assets of discontinued operations - non-current	-	1,349,625
Total assets	3,422,254	2,104,853

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liability	2,808,409	-
Operating lease liabilities - current	106,309	57,109
Due to related parties	14,202	-
Other current liabilities	-	1,378,277
Liabilities of discontinued operations - current	-	1,085,744
Total current liabilities	2,928,920	2,521,130
Long term loan payable	431,079	414,000
Operating lease liabilities - noncurrent	140,986	121,057
Liabilities of discontinued operations - noncurrent	-	-
Total liabilities	3,500,985	3,056,187

Commitments and Contingencies	-	-

Stockholders’ equity (deficit)
Ordinary shares (par value $0.0001, 500,000,000 shares authorized; 111,120,000 shares issued and outstanding as of December 31, 2023 and 2022)	11,112	11,112
Additional paid-in capital	221,288	221,288
Accumulated deficit	(400,715)	(1,224,575)
Accumulated other comprehensive income	89,584	40,841
Total stockholders’ equity (deficit)	(78,731)	(951,334)
Total liabilities and stockholders’ equity (deficit)	$3,422,254	$2,104,853

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2023	2022	2021

Revenue - product sales	$606,615	$—	$—
Revenue - training	154,107	-	-
Revenue - related parties	121,811	53,304	—
Total revenues	882,533	53,304	—
Cost of revenues - third parties	86,240	—	—
Cost of revenues - related parties	29,906	13,746	—
Total cost of revenues	116,146	13,746	—
Gross profit	766,387	39,558	—
Operating expenses:
Research and development	—	118,444	25,052
Professional fees	238,139	165,202	80,558
Payroll and employee benefit	109,295	47,782	—
Other general and administrative expenses	193,569	123,251	13,777
Total operating expenses	541,003	454,679	119,387
Income (loss) from operations	225,384	(415,121)	(119,387)
Other income(expense)
Interest income	7	10	7
Interest expense	(26,535)	—	—
Other income(expense)	459	—	—
Total other expense	(26,069)	10	7
Income(loss) before income taxes provisions	199,315	(415,111)	(119,380)
Income tax provisions	(42,221)	—	—
Net income(loss) from continuing operations	241,536	(415,111)	(119,380)

Discontinued operation
Loss from discontinued operation, net of income tax	(282,761)	(304,982)	(371,626)
Gain from sale of discontinued operation, net of income tax	865,085	—	—
Gain (loss) from discontinued operation, net of income tax	582,324	(304,982)	(371,626)

Net income(loss)	823,860	(720,093)	(491,006)
Other comprehensive income (loss)
Foreign currency translation adjustment	48,743	44,572	(4,395)
Total comprehensive income(loss)	$872,603	$(675,521)	$(495,401)

Earnings (loss) per common share
Continuing operations - Basic and Diluted	0.00	(0.00)	(1.19)
Discontinued operations - Basic and Diluted	0.01	(0.00)	(3.72)
Net income (loss) per common share - Basic and diluted	$0.01	$(0.01)	$0.00

Weighted average common shares outstanding, Basic and diluted	111,120,000	104,417,534	100,000

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Common	Shares Subscription	Additional paid-in	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Shareholders’ Equity
	No.of shares	Amount	Stock	Receivable	capital	Deficit)	Income (Loss)	(Deficit)
		$	$	$	$	$	$	$
Balance, December 31, 2020	100,000,000	$10,000	$-	$(10,000)	$-	$(13,476)	$664	$(12,812)
Receipt of share subscription receivable				10,000				10,000
Proceeds from share subscription			222,400					222,400
Net loss						(491,006)		(491,006)
Foreign currency translation adjustment							(4,395)	(4,395)
Balance, December 31, 2021	100,000,000	$10,000	$222,400	$-	$-	$(504,482)	$(3,731)	$(275,813)
Issuance of ordinary shares for share subscription previously received	11,120,000	1,112	(222,400)		221,288			-
Net loss						(720,093)		(720,093)
Foreign currency translation adjustment							44,572	44,572
Balance, December 31, 2022	111,120,000	$11,112	$-	$	$221,288	$(1,224,575)	$40,841	$(951,334)

Net loss						823,860		823,860
Foreign currency translation adjustment							48,743	48,743
Balance, December 31, 2023	111,120,000	$11,112	$-	$	$221,288	$(400,715)	$89,584	$(78,731)

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income (loss)	$241,536	$(415,111)	$(119,380)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	56,757	24,490	-
Amortization of operating lease right of use asset	86,216	56,666	4,932
Deferred income taxes	(42,221)	-	-
Changes in assets and liabilities:
Inventories	(192,634)	-	-
Advances to suppliers and other current assets	-	(4,230)	-
Other receivable	(13,870)	-	(10,452)
Operating lease liability	(72,808)	(56,666)	(4,932)
Accounts payable and accrued liability	114,360	-	-
Interest expense accrued	18,804	-	(10,815)
Net cash provided by (used in) operating activities from continuing operations	$196,140	$(394,851)	(140,647)
Net cash provided by (used in) operating activities from discontinued operations	128,549	73,473	(224,716)
Net cash provided by (used in) operating activities	324,689	(321,378)	(365,363)

Cash flows from investing activities
Purchase of property and equipment	(207,374)	-	(100,000)
Net cash used in investing activities from continuing operations	$(207,374)	$-	(100,000)
Net cash provided by(used in) investing activities from discontinued operations	85,816	(475)	(10,815)
Net cash used in investing activities	(121,558)	(475)	(110,815)

Cash flows from financing activities
Proceeds from common stock subscription	-	-	232,400
Proceeds from related party	14,643	309,263	178,607
Repayment to related parties	-	-	(82,749)
Net cash provided by financing activities from continuing operations	$14,643	$309,263	328,258
Net cash provided by (used in) financing activities from discontinued operations	(274,271)	(63,476)	246,246
Net cash provided by(used in) financing activities	(259,628)	245,787	574,504

Effect on changes in foreign exchange rate	55,738	(7,518)	1,064
Net increase in cash, and cash equivalents	(759)	(83,584)	99,390
Cash, and cash equivalents, beginning of period	16,100	99,684	294

Cash, and cash equivalents, end of period	$15,341	$16,100	99,684
Less:Cash from discontinued operation	63	9,472	197
Cash from continued operation, end of period	15,278	6,628	99,487
	-	-
Supplemental cash flow information
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

Non-cash investing and financing activities:
Recognition of ROU assets and lease liabilities	$163,656	$-	$261,351
Termination of ROU assets and lease liabilities	$-	$19,873	$-

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 1 - ORGANIZATION

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotec Co., Ltd (“Cordyceps Sunshine HK”) in Hongkong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China (“PRC”). On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China (“Taiwan”). On August 17, 2023, Cordyceps Sunshine Cayman established a 100% owned subsidiary, Taiwanofungus Biotech Company Limited.(“Taiwanofungus HK”)in Hongkong. Taiwanofungus HK was not actively engaged in any business so far.

Discontinued Operations: On September 28, 2023, The Company entered into a share purchase agreement with Mr.Xusheng Niu, Cordyceps Sunshine HK,and Chengdu Skyherb. Pursuant to the Agreement, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in the Cordyceps Sunshine HK, in exchange for cancelling the debt in a total amount of $1,152,328.5 (RMB8,411,156.95) . The Debt was resulted from several loan agreements entered into by the Company and Mr. Niu since June 29, 2020. Upon the closing of the Transaction, Sunshine HK,and Chengdu Skyherb were spined off from the Company, and Mr. Niu agreed to release the Company from the obligation to repay the Debt and the Debt shall be deemed paid in full.

The Company realized a gain of $865,085 from the disposal of 100% equity of Cordyceps Sunshine HK, including its subsidiary, Chengdu Skyherb, offset by loss from discontinued operations of $282,761 in the year ended December 31, 2023. As the result, total gain from discontinued operation for the year ended December 31, 2023 amounted $582,324. The Company reclassified Cordyceps Sunshine HK and its subsidiary as discontinued operation and recorded a net gain of $582,324 from discontinued operation in the year ended December 31, 2023.

The following diagram illustrates the corporate structure of the Company after giving effect to the Transaction:

Cordyceps Sunshine Cayman, its Taiwan branch and its subsidiary, Taiwanofungus HK, are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

The Company specializes in cultivating Chinese rare medicinal herb, Cattle camphor mushroom raw material and sell of its finished products.

Cattle camphor mushroom, Antrodia Cinnamomum, also known as Taiwanofungus, is referred to as Taiwanofungus on product packaging for easier recognition.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company,and its Taiwan branch,. All significant intercompany accounts and transactions have been eliminated.

Certain amounts in the prior year’s consolidated financial statements and notes have been revised to conform to the current year presentation. These reclassifications had no impact on the reported results of operations and cash flows.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Company maintains its books and records in its functional currencies. Transactions denominated in currencies other than the functional currencies are translated into the functional currencies at the exchange rates prevailing at the dates of the transactions. At the period end, transactions denominated in currencies other than the functional currencies are translated into the functional currencies at the exchange rates prevailing at the balance sheet date The resulting exchange differences are recorded in the statements of operations.

The reporting currency of the Company is the United States Dollars (“USD”), and the accompanying consolidated financial statements have been expressed in USD. In accordance with ASC Topic 830- 30, “Translation of Financial Statements”, assets and liabilities of the Company whose functional currency is not USD are translated into USD, using the exchange rate on the balance sheet date. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive gain (loss) within the statements of changes in shareholders ’ deficit.

The exchange rates used for foreign currency translation were as follows:

(1) USD$1 = HKD

	Balance Sheet
Period Covered	Date Rates	Average Rates

Year ended December 31, 2023	7.8087	7.8297
Year ended December 31, 2022	7.8015	7.8306
Year ended December 31, 2021	7.7996	7.7727

(2) USD$1 = RMB

	Balance Sheet
Period Covered	Date Rates	Average Rates

Year ended September 30, 2023	6.8972	6.7290
Year ended December 31, 2022	6.8972	6.7290
Year ended December 31, 2021	6.3726	6.4508

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through local authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

(3) USD$1 = TWD

	Balance Sheet
Period Covered	Date Rates	Average Rates

Year ended December 31, 2023	30.7127	31.1471
Year ended December 31, 2022	30.7300	29.7963
Year ended December 31, 2021	27.7400	27.9366

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statements of Cash Flows

In accordance with FASB ASC 830-230, “Statement of Cash Flows”, cash flows from the Company’s operations are calculated based upon the functional currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, estimated life and impairment of long-lived assets, , contingencies, valuation of inventories and income taxes including the valuation allowance for deferred tax assets.

While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Reclassification of prior year presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations and cash flows. A reclassification has been made to the Consolidated Balance Sheet as of December 31, 2022 to reclassify short term loan of $414,000 to long term loan payable due to amendments of the loan agreements.

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

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. For certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable, long term loan and other payables , the carrying amounts approximate their fair values due to the short maturities.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all other highly liquid instruments with original maturities of three months or less.

Accounts Receivable and allowance for Credit Losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2021 using a modified retrospective approach. The Company also adopted this guidance to other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible. In circumstances in which the Company receives payment for accounts receivable that have previously been written off, the Company reverses the allowance and bad debt.The allowance for doubtful receivables was $0 as of December 31, 2023 and 2022.

Consumptive biological assets

The consumptive biological assets refer to the taiwanofungus held for sale, or taiwanofungus cultivate medium to be harvested as taiwanofungus products in the future.

The prepared taiwanofungus cultivate medium is enclosed in a cultivation carrier at the beginning of the cultivation process. Then no materials need to be added until the taiwanofungus grows and matures  in the cultivate medium. So the inventoried cost amounts mainly includes the Taiwanofungus cultivate medium that was prepared by the suppliers, director cost, electricity, and rental of the cultivation site, etc.

The consumptive biological assets consisting of raw materials, work-in-process, and finished goods are stated at the lower of cost or net realizable value utilizing the weighted average method.

The determination of net realizable value of long-term taiwanofungus cultivation costs is based upon quarterly reviews of costs incurred and estimated costs to complete the cultivating process. When costs incurred and the estimate to complete exceed the net realizable value of taiwanofungus cultivated, a loss provision is recorded.

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

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Buildings and cultivation facilities	20 years (by local laws)
Machinery and equipment	3- 10 years
Office equipment and furniture	The less of 5 years or lease term

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

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2023. The Company recorded a fixed asset impairment of $1,177 for the discontinued operation in the year ended December 31, 2022.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets incurred in the years ended December 31, 2023, and 2022.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research & Development Expenses

Research and development expenses relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred in accordance with the FASB ASC 730, “Research and Development.” Research and development costs in continued operation were $0, $118,444 and $25,052 for the years ended December 31, 2023, 2022 and 2021.

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. The component of accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments. The accumulated other comprehensive income was $89,584 and $40,841 as of December 31, 2023 and 2022.

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

Revenue for the sale of products is derived from contracts with customers, which primarily include the sale of taiwanofungus products. The Company’s sales arrangements do not contain variable consideration. Instead, the Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied, and control of the products has been transferred to the customer. For the vast majority of the Company’s product sales, the performance obligations and control of the products transfer to the customer when products are delivered and customer acceptance is made.

Revenue is recognized for sales of taiwanofungus at the point in time when the taiwanofungus are delivered to or picked up by, and accepted by customers. Costs accumulated during the taiwanofungus cultivating process are recognized as inventory; and charged to cost of goods sold upon taiwanofungus delivery to or pick up by customers.

The Company’s return policy allows for the return of damaged or defective products, and the Company absorbs the shipping fee for the return. The Management believes the return is immaterial because the customers inspect and accept the goods upon delivery or pick up. There were no return for the years ended December 31, 2023, and 2022.

Payments for taiwanofungus sales received in advance in accordance to the contract is recognized as deferred revenues when received.

Income Taxes

The Company is subject to the Provisional Regulations on Income Tax of Taiwan. The Company’s operations in producing and selling taiwanofungus are subject to the 20% enterprise income tax.

The Company accounts for income taxes under the provision of FASB ASC 740- 10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti- dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2023, 2022 and 2021, the Company had no dilutive stocks.

Concentration of Credit Risk

Financial instruments the Company holds that are subject to concentrations of credit risk are cash, notes receivables and accounts receivable arising from its normal business activities. The Company places its cash and restricted cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the credit status of its customers and, based upon factors surrounding the credit risks, establishes an allowance, if required, for uncollectible accounts. The company believes its accounts receivable and others receivable credit risk exposure beyond such allowance is limited.

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

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC 280. The Company operates exclusively in one business and industry segment: cultivating and sales of Chinese rare medicinal herb, taiwanofungus raw material and its finished products.

Recently Issued Accounting Pronouncements

On October 1st, 2022, the Company adopted ASU No. 2021-10, Government Assistance (Topic 832): This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Company adopted the ASU prospectively on October 1st, 2022. Adoption of this ASU did not have a material impact on our consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently assessing the impact and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and cash flows.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 3 - GOING CONCERN

The financial statements have been prepared “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern. Though the Company generated net income of $823,860 for the year ended December 31, 2023. But the Company incurred net loss of $720,093 for the year ended December 31, 2022. And as of December 31, 2023, the Company had an accumulated deficit of $400,715. In addition, the Company has relatively limited operating history. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, The Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources by obtaining capital from the senior management, principal stockholders, and private placement sufficient to meet its minimal operating expenses and seeking third party equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 - DISCONTINUED OPERATIONS

As discussed in Note 1, on September 28, 2023, Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”), entered into a share purchase agreement (the “Agreement”) with Mr. Xusheng Niu (“Mr. Niu”), Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong), a company incorporated under the laws of Hong Kong (the “Target”), and Chengdu Skyherb Biotechnology Co., Ltd. (China), a wholly foreign-owned enterprise formed under the laws of the People’s Republic of China and a wholly-owned subsidiary of the Target. Pursuant to the Agreement, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in the Target, in exchange for cancelling the debt (the “Transaction”) in a total amount of $1,152,328.5 (RMB8,411,156.95) (the “Debt”). The Debt was resulted from several loan agreements entered into by the Company and Mr. Niu since June 29, 2020. Pursuant to those loan agreement, Mr. Niu borrowed and made payments to fund the Company. Upon the closing of the Transaction, Mr. Niu agreed to release the Company from the obligation to repay the Debt and the Debt shall be deemed paid in full.

The carrying amount of the major classes of assets and liabilities of discontinued operation as of December 31, 2023 and 2022 consist of the following:

	September 30,	December 31,
	2023	2022
Assets of discontinued operation:
Current Assets:
Cash and cash equivalents	$63	$9,472
Accounts receivable, net	2,790	149,510
Others receivable	3,189	3,378
Advances and prepayments to suppliers	3,860	5,431
Inventory	45,803	313,530
Subtotal current assets from discontinued operation	55,705	481,321
Property, plant and equipment, net (Note 6)	1,180,994	1,349,625
Total assets from discontinued operation	$1,236,699	$1,830,946

Liabilities of discontinued operation:
Current Liabilities:
Accounts payable	$785,166	$751,135
Accounts payable - related party	-	263,628
Accrued expenses	63,887	62,754
Other current liabilities	100,402	8,227
Subtotal current liabilities	949,455	1,085,744
Total liabilities of discontinued operation	$949,455	$1,085,744

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 4 - DISCONTINUED OPERATIONS (continued)

The summarized operating result of discontinued operations included in the Company’s consolidated statements of operations consist of the following:

	For the nine months ended	For the Year ended
	September 30,	December 31,	December 31,
	2023	2022	2021

Sales	$299,881	$395,481	$879,318
Costs of goods sold	349,810	501,711	1,055,530
Gross Profit (Loss)	(49,929)	(106,230)	(176,212)
Selling expenses	-	3,441	27,298
General and administrative expenses	232,890	117,910	154,283
Total Operating Expenses	232,890	121,351	181,581
Other income (expenses)	58	(76,609)	(13,482)
Lose before Income Tax	(282,761)	(304,190)	(371,275)
Income Tax Expense	-	792	351
Loss from discontinued operation	$(282,761)	(304,982)	(371,626)
Gain from disposal, net of tax	865,085	-	-
Total gain (loss) from discontinued operations, net of income taxes	$582,324	$(304,982)	$(371,626)

The Company realized a gain of $865,085 from the disposal of 100% equity of Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong), including its subsidiary, Chengdu Skyherb Biotechnology Co., Ltd. (China), offset by loss from discontinued operations of $282,761 in the year ended December 31, 2023. As the result, total gain from discontinued operation for the year ended December 31, 2023 amounted $582,324. The Company reclassified Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong) and its subsidiary as discontinued operation and recorded a net gain of $582,324 from discontinued operation in the year ended December 31, 2023.

Note 5 - OTHER RECEIVABLE

The following is the breakdown of other receivable

	December 31,	December 31,
	2023	2022
Deposit	$14,066	$9,502
Deductible input business tax	106,270	-
Total	120,336	9,502

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 6 - PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2023	2022
Cultivation facilities	$2,734,357	$-
Vehicles	48,515	-
Office equipment and furniture	113,597	100,000
Total	2,896,469	100,000
Less: Accumulated depreciation	(81,703)	(24,490)
Total property, plant and equipment, net	$2,814,766	$75,510

Depreciation expense charged to operations was $56,757 and 24,490 for the years ended December 31, 2023 and 2022,

Note 7 - ACCOUNT PAYABLE AND ACCRUED LIABILITY

Out of the total balance of $2,808,409, the account payable balance of $2,781,520 represents the payable to Taiwan Xinding Biological Research and Development Co., Ltd, for the purchase of Cultivation facilities. Total value of the purchased Cultivation facilities was $3,076,235.

Note 8 - OTHER CURRENT LIABILITIES

The other current liabilities of $1,378,277 as of December 31, 2022 represents the balance due to Mr Xusheng Niu.

On July 5, 2023, the Company entered into an agreement with Mr. Xusheng Niu, and its subsidiary, Chengdu Skyherb, on transferring all of the account records of borrowing and repayment transactions and realated interest between Mr. Xusheng Niu and Chengdu Skyherb, from Chengdu Skyherb to Cordyceps Sunshine Cayman. According to the agreement, Cordyceps Sunshine Cayman replaced Chengdu Skyherb in assuming all previous debts and claims with Mr. Xusheng Niu.

On September 28, 2023, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong), in exchange for cancelling the debt in a total amount of $1,152,328.5 (RMB8,411,156.95). Pls refer to Note 4 for detail.

Note 9 - RELATED PARTY TRANSACTIONS

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

(1) Due to related parties

Due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds were interest free before January 1, 2023 ,non-secured, due on demand. In 2022, Mr. Huang agreed to offset his advances to the Company with the Company’s advance to Gasar Biotechnology Co., Ltd. According to the supplementary agreement, these funds bore an interest rate of 4.125% from January 1, 2023.The balance due to Mr. Szuhao Huang was $14,202,and $0, as of December 31, 2023 and 2022 respectively.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 9 - RELATED PARTY TRANSACTIONS (continued)

(2) Sales to related parties

The Company sold newly developed products processed with cordyceps and taiwanofungus of $121,811, $ $53,304 and $0 to Gasar Biotechnology Co., Ltd. For the years  ended December 31, 2023, 2022 and 2021 respectively. The related cost of revenue was $29,906, $13,746 and $0 for the years ended December 31, 2023, 2022 and 2021 respectively.

Note 10 - LEASES

The Company has operating leases for corporate offices and employees ’ accommodation. These leases have remaining lease terms of 36 months to 49 months. The Company has elected to not recognize lease assets and liabilities for leases with a term less than twelve months.

The Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate. The Company determines the incremental borrowing rates for these leases based primarily on lease terms were 4.75% in PRC, 3.22% and 3.94% in Taiwan.

Amortization expense charged to operations was $86,216, $56,666 and $4,932 for the years ended December 31, 2023,2022 and 2021.

The components of lease costs, lease term and discount rate with respect of corporate offices and employees’ accommodation leases with an initial term of more than 12 months are as follows:

	For years ended December 31,
	2023	2022	2021
Operating lease cost	$77,468	$52,507	$4,452

	December 31, 2023	December 31, 2022	December 31, 2021
Weighted Average Remaining Lease Term - Operating leases	2.17	3.00	4.00
Weighted Average Discount Rate - Operating leases	3.22%	3.22%	3.22%

As of December 31, 2023, the future maturity of lease liabilities is as follows:

For the year ended December 31,	Amount
2024	$106,309
2025	110,853
2026	30,133
2027	-
Thereafter	-
Total lease payment at Present Value	$247,295

Note 11 - LONG-TERM LOANS PAYABLE

In June 2020 through September 2020, Cordyceps Sunshine Cayman entered into loan agreements to borrow totally $414,000 from six individuals to finance its operation. These loans were non-interest bearing, non-secured, and had a term of one year which was subsequently extended to June 30, 2025. The outstanding balance of these loans amounted to $431,079, and $414,000 as of December 31, 2023 and 2022, respectively .

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 12 - INCOME TAXES

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

Taiwan Branch had net taxable operating losses of approximately $437,550 carried forward for 2023.

Detail of net operating loss carry forward from Cordyceps Taiwan is as follows:

Year	Amount
2021	63,864
2022	373,686
NOL Total Balance	437,550

As of December 31, 2023, the Company had net taxable operating losses of approximately $226,444 carried forward for the future years. The Taiwan Income Tax allows the enterprises to offset their future taxable income with taxable operating losses carried forward in a 10 year period.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the years ended
	December 31,
	2023	2022
Net income before provision for income taxes	$226,444	$(304,982)
Taiwan statutory tax rate	20%	20%
Income tax at statutory tax rate	45,289	-
Income tax expense(benefit)	$(42,221)	$-
Effective tax rates	-19%	0%

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

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC and Taiwan government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC and Taiwan after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC and Taiwan entities’ tax filings results are subject to examination. It is therefore uncertain as to whether the PRC and Taiwan tax authority may take different views about the Company’s PRC and Taiwan entities ’tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2023, 2022 and 2021.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 13 - CONCENTRATIONS, RISKS AND UNCERTAINTIES

Concentration

The Company offers taiwanofungus products for sale while depends on limited suppliers for materials. Accordingly, the Company has a concentration risk related to its customers and suppliers. Failure to maintain existing relationships with the customers and suppliers or to establish new relationships in the future could negatively affect the Company’s ability to generate revenue and obtain materials in a timely manner.

The concentration on customers ’ sales is as follows:

	For the year ended December 31, 2023		For the year ended December 31, 2022
	Amount	%	Amount	%
Customer A - related party	$121,811	14.49%	$53,304	100.00%

The concentration on suppliers ‘purchases is as follows:

	For the year ended December 31, 2023		For the year ended December 31, 2022
	Amount	%	Amount	%
Supplier A	$116,146	100.00%	$13,746	100.00%

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. The Company held cash and cash equivalents which were deposited in financial institutions located in Mainland China, and each bank account is insured by the local government authority with the maximum limit of RMB 500,000 (equivalent to approximately $71,821). The Company also held cash and cash equivalents which were deposited in financial institutions located in Taiwan, and each bank account is insured by the local government authority with the maximum limit of TWD 3,000,000 (equivalent to approximately $108, 147).To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in PRC and Taiwan. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC and Taiwan as well as by the general state of economy of PRC and Taiwan. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti- inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

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

Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID- 19 outbreak and spread, which could significantly disrupt the Company’s operations.

Note 14 - SUBSEQUENT EVENTS

The Company follows the guidance in FASB ASC 855- 10 for the disclosure of subsequent events. The Company evaluated subsequent events through the July 5, 2024, the financial statements were issued and determined the Company did not have any material subsequent event.