Form 20-F/A
period 2023-12-31
Cordyceps Sunshine Biotech Holdings Co., Ltd.
filed 2024-10-28
CIK 1885680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

☐ Yes  ☐ No

Explanatory Note

The purpose of this Amendment No. 1 to the Annual Report on Form 20-F of Cordyceps Sunshine Biotech Holdings Co., Ltd. for the year ended December 31, 2023 filed with the Securities and Exchange Commission on July 5, 2024 (the “Form 20-F”), is to (i) provide additional disclosure regarding the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023, and (ii) clarify and correct a few operation results for the years ended December 31, 2023, 2022 and 2021.

Except for the description above, no other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

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

3.D. Risk Factors

Risk Factor Summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Doing Business in Taiwan

Risks and uncertainties record to doing business in Taiwan, beginning on page 4 of this annual report, include but are not limited to the following:

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

Risks Relating to Doing Business in China

Risks and uncertainties record to doing business in China, beginning on page 5 of this annual report, include but are not limited to the following:

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

Risks Relating Our Ordinary Shares

Risks and uncertainties relating to the offering our ordinary shares, beginning on page 16 of this annual report, include but are not limited to the following:

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

Our PRC legal advisor has advised us that, based on its understanding of the current PRC laws and regulations, we may not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of the ordinary shares on the OTC Markets under the M&A Rules because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; (ii) Chengdu Skyherb is no longer a subsidiary to the Company. However, our PRC legal advisor has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal advisor.

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

We and our then PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our then PRC subsidiaries. In addition, as of the date of this annual report, we and our then PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our then PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Ordinary Shares.

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

Sales and Marketing

Our current marketing channels include online e-commerce platforms and physical chain stores in Taiwan, collaboration with major retail brands in Hong Kong, and partnerships with large retail channels in China. Our physical chain stores include Taipei Zhongxiao Store, Taipei Dihua Store, and Kaohsiung Sanfeng Store in Taiwan. Currently, our main operations of the new business are in Taiwan. We plan to expand our product offerings with diversified Cattle camphor mushroom specialty items and establish an online presence in Hong Kong, China, Japan, and the United States through e-commerce platforms. Additionally, we aim to deepen collaboration with raw material agents, health food manufacturers, and biotech pharmaceutical companies to further penetrate the market and broaden our reach.

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

Sales and Marketing

Before we spun off our then-subsidiaries Cordyceps Sunshine HK and Chengdu Skyherb, our sales heavily depended on our connections with Cordyceps distributors and retail customers in Mainland China. This is a relatively small network since there is not many distributors, dealers, and retail customers in the Cordyceps industry. As of December 31, 2023, 2022 and 2021, we had sixteen, three, and five Cordyceps distributors and more than three hundred, five, ten retail customers respectively, all of which are in Taiwan and Mainland China. Generally, distributors purchase larger quantities of products continuously, while retailers purchase smaller quantities. In September 2023, we spun off our then-subsidiaries Cordyceps Sunshine HK and Chengdu Skyherb as a result of a share purchase agreement, and thus, currently, we do not have any sales/revenues derived from Cordyceps.

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

According to the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), planting and cultivation of traditional Chinese medicine herbs falls within the Encouraging Catalogue. Our then PRC subsidiary was mainly engaged in cultivation and sales of Cordyceps, which fall into the “permitted” category under the Negative List and the Catalogue.

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

Under the then corporate structure, our income may rely on dividend payments from our then PRC subsidiaries. Under existing PRC foreign exchange regulations, the distribution of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE if certain procedural requirements are complied with. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our then PRC subsidiaries in China may be used to pay dividends to our company. We cannot assure you whether fluctuations in RMB exchange rate may be a disadvantage to us.

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

Revenue

Revenue - third parties of $760,722 during the year ended December 31, 2023 was comprised of Cattle camphor mushroom products sales of $606,615 and cultivation training income of $154,107. Cattle camphor mushroom products mainly consist of Taiwanofungus Oral Pill and Taiwanofungus Double A Oral shot, of which the sales revenue amounted to $326,814 and $250,994, respectively. Total revenues from these major types of products accounted for approximately 95% of the total sales of Cattle camphor mushroom products. Cultivation training income was a one-time transaction, and the Company does not consider cultivation training service or office rent service a reportable segment.

The Company sold Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party, in the amount of $121,811, $53,304 and $0 for the years ended December 31, 2023, 2022, and 2021, respectively. The related party sales increased by $68,507, or 128.52%, for the year ended December 31, 2023. The Cattle camphor mushroom products sold to the related party mainly consist of Taiwanofungus Oral Pill and Taiwanofungus Double A Oral shot for the years ended December 31, 2023 and 2022.

The Company expanded and developed many third party company or individual customers, as third party sales accounted for 86.20% of the total sales for the current year, and no third party sales generated for the years ended December 31, 2022 or 2021.

The Company sold cordyceps products in the amount of $299,881, $395,481, and $879,318 for the years ended December 31, 2023, 2022, and 2021, respectively, which were reported in discontinued operations.

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

Research and development

Research and development expenses decreased from $118,444 to $0 from the year ended December 31, 2022 to the year ended December 31, 2023. Research and development expenses for the year ended December 31, 2022 mainly consist of research and development expenses on cordyceps products, which were not recorded under Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong).

In 2023, our products primarily consist of Cattle mushroom products. We did not incur research and development expenses on Cattle mushroom products in 2023 because Cattle mushroom products have been popular in Taiwan and worldwide. Therefore, we were able to enter the market of Cattle mushroom products in the year of 2023 without research and development activities.

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

The COVID-19 pandemic has led government and other authorities to impose measures intended to control its spread, including restrictions on freedom of movement, gatherings of large numbers of people, and temporary closure of business operations. With respect to our business, the primary adverse result of the COVID-19 pandemic has been a serious interruption from time to time of temporary closure of business operations. Without the COVID-19 pandemic, we expected our sales revenue for the year ended December 31, 2022 might have increased by 20% compared to the year ended December 31, 2021, but it actually decreased by approximately 55%.

Though the global outbreak and spread of the novel strain of coronavirus (COVID- 19) came to end in November 2022, we are still taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, other business partners, our manufacturing capabilities and capacity and our distribution channels) posed by its spread and the governmental and community reactions thereto.

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

Although we believe all our related party transactions, including all payments by our then PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Cordyceps Sunshine Biotech Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

2.1*	Description of Securities

4.1	Form of Private Placement Subscription Agreement for Regulation S investors (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.2	Employment Agreement by and between the Registrant and Szu Hao Huang dated May 6, 2020 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.3	Director Offer Letter with Yenhung Liu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.4*	Translation of Patent Exclusive Licensing Agreement

4.5*	Translation of Purchase Agreement for Cattle Camphor Mushroom Carrier Assets

4.6*	Translation of Office Lease Agreement (6F, No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City)

4.7*	Translation of Office Lease Agreement (1st and 2nd Floor, No. 276, Section 1, Dihua Street, Datong District, Taipei City)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

11.2*	Insider Trading Policies

12.1+	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2+	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1+	Consent of Keith K Zhen CPA

23.2+	Consent of TPS Thayer LLC

97.1*	Executive Compensation Recovery Policy

101.INS+	Inline XBRL Instance Document.

101.SCH+	Inline XBRL Taxonomy Extension Schema Document.

101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB+	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104+	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed

**	Furnished with this annual report on Form 20-F/A

+	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cordyceps Sunshine Biotech Holdings Co., Ltd.

By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Chief Executive Officer

Date: October 28, 2024

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

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring net losses with significant accumulated deficit, and negative cash flows from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC and Taiwan government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC and Taiwan after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC and Taiwan entities’ tax filings results are subject to examination. It is therefore uncertain as to whether the PRC and Taiwan tax authority may take different views about the Company’s PRC and Taiwan entities ‘tax filings, which may lead to additional tax liabilities.

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