Form 20-F
period 2024-12-31
Cordyceps Sunshine Biotech Holdings Co., Ltd.
filed 2025-06-13
CIK 1885680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 111,120,000 Ordinary Shares issued and outstanding as of December 31, 2024.

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

☐ Yes ☐ No

i

INTRODUCTION

Professional terms in the annual report are defined as follows:

●	“Cattle camphor mushroom” also known as Antrodia Cinnamomum, or Taiwanofungus, is a species of fungus indigenous to Taiwan, which grows on the endemic aromatic tree Cinnamomum kanehirae, causing a brown heart rot.

●	“Cordyceps” is a fungus that lives on certain caterpillars and is usually formed by stipe (defined below) and stroma (defined below)

●	“Cordycepin” shall refer to a compound which is extracted from Cordyceps.

●	“Deep processing” shall refer to the processing of Cordyceps as raw material into finished Chinese medicinal material products or other Cordyceps products that can be consumed by customers.

●	“Hyphae” shall refer to a long, branched filamentous structure in filamentous fungi. It is the structural unit of most fungi, which refers to the description of the state of fungi in the process of spread.

●	“Mycelium” means a large number of hyphae filling with a carrier.

●	“Ordinary Shares” as of the date hereof refers to the Company’s single class Ordinary Shares of par value $0.0001 per Ordinary Share.

●	“R.O.C.” or “Taiwan” refers to Taiwan, the Republic of China.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

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

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and Industry, beginning on page 4 of this annual report, include but are not limited to the following:

●	Our current business is significantly based on a few products, which currently accounts for most of our revenues, and we may not be able to generate significant revenue if this product fails.

●	Our sales and reputation may be affected by product liability claims, product recalls, pests contamination risks, or adverse publicity in relation to our products.

●	Our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

●	We had only one major supplier who supplied us the raw materials for our products for the fiscal year ended December 31, 2024 and 2023.

●	We may require substantial additional funding in the future for our ability to continue as a going concern. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.

Risks Relating to Our Ordinary Shares

Risks and uncertainties relating to our ordinary shares, beginning on page 7 of this annual report, include but are not limited to the following:

●	The highly concentrated ownership and voting power of the Company may impact shareholders’ interests in the Company.

●	There has been no public market for our ordinary shares, an active trading market for our ordinary shares may not develop, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

●	We have incurred increased costs as a result of being a public company, we will incur more cost after we cease to qualify as an “emerging growth company.”

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	The market price for the ordinary shares may be volatile.

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

Most of our sales for the fiscal years ended December 31, 2024, 2023 and 2022 came from a few products, the Cattle camphor mushroom and the Cordyceps, and our business may suffer a material adverse impact if our manufacture and sale of the Cattle camphor mushroom is disrupted due to supply chain disruption, extreme weather conditions, change in demand, heightened regulatory requirements. If we experience difficulties or obstacles in the manufacture and sale of the Cattle camphor mushroom, we may not be able to generate significant revenues or any revenue at all, our business may fail, and you may lose all or part of your investment in our company.

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

We consider our major customers in each period to be those that accounted for more than 10% of our revenue in such period. We had one major customer, who accounted for 29.81% of our revenue for the fiscal year ended December 31, 2024, among which one related party customer accounted for 4.22% of the revenue. We had one major customer, who accounted for 14.37% of our revenue for the fiscal year ended December 31, 2023, among which one related party customer accounted for 14.37% of the revenue. We had one major customer, who accounted for 100.00% of our revenue for the fiscal year ended December 31, 2022, among which one related party customer accounted for 100.00% of the revenue.

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

According to our auditor, KCCW Accountancy Corp., the following factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company generated net loss of $226,258, net income of $751,609 and net loss of $720,093 for the years ended December 31, 2024, 2023, and 2022, respectively.

●	As of December 31, 2024, the Company had an accumulated deficit of $699,224.

●	The Company generated operating cash inflow of $312,006, $359,724 and incur negative operating cash flow of $321,378 for the years ended December 31, 2024, 2023, and 2022, respectively.

●	The Company showed negative working capital of $4,385,043 and $2,638,968 as of December 31, 2024 and 2023, respectively.

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

We had only one major supplier who supplied us the raw materials for our products for the fiscal year ended December 31, 2024, 2023 and 2022.

We consider our major suppliers in each period to be those that accounted for more than 10% of our purchase in such period. We had one major third party supplier, who accounted for 100.00% of our supply for the fiscal year ended December 31, 2024, 2023 and 2022.

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

We have incurred increased costs as a result of being a public company, we will incur more cost after we cease to qualify as an “emerging growth company.”

We have become a public company and incurred significant legal, accounting and other expenses that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, imposes various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with increased disclosure requirements.

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

We can give no assurance that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. We currently plan to satisfy our cash requirements for the next 12 months through earning from our subsidiaries and borrowings from our related parties or companies affiliated with our related parties. We believe we can satisfy our cash requirements so long as it is able to obtain financing from these affiliated parties. The related parties and affiliates are as follows: (1) Mr. Szu Hao Huang, Director and CEO of the Company, (2) Mr. Yenhung Liu, Director of the Company, and (3) Gasar Biotechnology Co., Ltd, a company which legal representative is Mr. Szu Hao Huang.

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

For the year ended December 31, 2024, we generated revenue of $1,253,484 was all from the sale of Cattle camphor mushroom products.

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

Sales and Marketing

In the year ended December 31, 2024, we derived all our revenue from product sales of $1,253,484.

In the year ended December 31, 2023, we derived our revenue from product sales of $728,426.

The Company sold Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party of the Company, in the amounts of $52,943, $126,856 and $53,304 for the years ended December 31, 2024, 2023 and 2022, respectively.

As a result, for the year ended December 31, 2024, 2023, and 2022, we derived sales of 4.22%, 14.37% and 100.0% from related parties, respectively.

Going Concern Matter

The financial statements have been prepared “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

According to our auditor, KCCW Accountancy Corp., the following factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company generated net loss of $226,258, net income of $751,609 and net loss of $720,093 for the years ended December 31, 2024, 2023 and 2022, respectively.

●	As of December 31, 2024, the Company had an accumulated deficit of $699,224.

●	The Company generated operating cash inflow of $312,006 and $359,724 and incur negative operating cash flow of $321,378 for the years ended December 31, 2024, 2023 and 2022, respectively.

●	The Company showed negative working capital of $4,385,043 and $2,638,968 as of December 31, 2024 and 2023, respectively

In order to continue as a going concern, we will need, among other things, additional capital resources. Our plan is to obtain capital from management to meet our minimal operating expenses and seek third party equity and/or debt financing. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. For more information, see “Item 3. Key Information - D. - Risk Factors - Risks relating to our business and industry - We may require substantial additional funding in the future for our ability to continue as a going concern. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.”

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

Suppliers and Customers

Suppliers

The following table sets forth information as to the suppliers that accounted for 10% or more of the Company’s purchase for the periods presented.

	For the year ended		For the year ended		For the year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	Amount %		Amount %		Amount %
Supplier A	$347,004	100.00%	$116,146	100.00%	$13,746	100.00%

Customers

The following table sets forth information as to the customers that accounted for 10% or more of the Company’s revenue for the periods presented.

	For the year ended		For the year ended		For the year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	Amount	%	Amount	%	Amount	%
Customer A - related party	$52,943	4.22%	$126,856	14.37%	$53,304	100.00%
Customer B - third party	373,715	29.81%	61,154	6.93%	-	-%

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Cordyceps Sunshine Biotech Holdings Co., Ltd. Taiwan Branch	Taiwan
Taiwanofungus Biotech Co. Ltd.	Hong Kong

Taiwanofungus Biotech Co. Ltd. was incorporated on August 17, 2023 under the laws of Hong Kong and is currently not actively engaging in any business.

The following diagram illustrates the corporate structure of Cordyceps Sunshine Biotech Holdings Co., Ltd. as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Cordyceps Sunshine Taiwan Branch currently has three leased properties:

Leased Properties

No.	Property Location	Material Lease Term	Functions
1	6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our executive office under a lease that expires on December 31, 2025. The monthly rent is NTD146,000 (approximately USD4,547).	Office

2	1st Fl., 2rd Fl., No. 276, Section 1, Dihua Street, Datong District, Taipei City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our Retail store under a lease that expires on April 30, 2026. The monthly rent is NTD70,000 (approximately USD2,180).	Retail store

3	No. 118, Sanfeng Central St., Sanmin Dist., Kaohsiung City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our retail store under a lease that expires on April 30, 2026. From May 1, 2023 to April 30, 2024, the monthly rent is NTD35,000 (approximately USD1,090). From May 1, 2024 to April 30, 2026, the rent is paid quarterly at NTD102,000 every three months (approximately USD3,177).	Retail store

Intellectual Property

Trademarks

Company has obtained the trademark(s) as below.

No.	Trademark	Registration Code	Registered Country	Registered Date	Category	Owner
1		02164806	ROC	September 4, 2021	Class 5	Cordyceps Sunshine Biotech Holdings Co., Ltd.

2		02166572	ROC	September 4, 2021	Class 35	Cordyceps Sunshine Biotech Holdings Co., Ltd.

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

Insurance

We do not have any business liability, interruption or litigation insurance coverage for our operations in Taiwan. Therefore, we are subject to business and product liability exposure. See “Item 3. Key Information - D. - Risk Factors - Risks Relating to Our Business and Industry - Our sales and reputation may be affected by product liability claims, litigation, product recalls, or adverse publicity in relation to our products.”

Regulations

Regulation in Taiwan

Regulation on Cattle camphor mushroom

In Taiwan, Cattle camphor mushroom falls under the category of food products. These products are governed by the Act Governing Food Safety and Sanitation. According to this act, specific labeling requirements for product packaging include: (i) a warning message in Chinese stating, “For infants, pregnant women, and breastfeeding mothers, please consult a physician or medical professional before consuming this product,” and (ii) clear indication on the packaging of the parts of the Cattle camphor mushroom used as raw materials, whether they are the fruiting body or mycelium, and their cultivation method.

Regulation on Consumer Protection

The current primary regulation protecting consumers’ rights in Taiwan is Consumer Protection Act (the “CP Act”), with a view to better regulate the conduct of business operators and enforce consumer protection. The Industry Competent Authority at various levels of the administration is responsible for the enforcement and supervision on any consumer protection related matters with Consumer Protection Officer in place.

Pursuant to the CP Act, business operators providing goods and services shall prioritize consumer rights, particularly with regard to consumers’ health and safety, provide sufficient instruction on the goods and services offered, maintain fairness of the trade and take any other necessary precautions to protect consumers’ rights. In addition, business operators who design, produce and manufacture goods or provide services shall guarantee that the goods or services offered should meet the safety criteria which is reasonably expected from the technological and professional perspective at the time of launching such goods or offering services in the market. In case of intentionally wrongdoings of the business operators, punitive damages up to three times of the actual damage may be imposed against such business operators.

Regulation on Food Sanitation Management

The current primary regulation governing food sanitation in Taiwan is the Act Governing Food Safety and Sanitation (the “AGFSS”). The Department of Health at various levels of the administration is responsible for the management and supervision on any food sanitation related matters.

Under this AGFSS, any business operators of food or food additives must obtain and maintain the proper licenses from relevant government authorities before they could manufacture, process, deploy, package, transform, store, sell, import and export food or food additives. The licenses generally have a valid duration from one year to five years. After receiving the application, the relevant government agency issues the licenses, and the application for extension must be filed for approval within three months before expiration. The AGFSS t also set forth specific rules demanding the compliance with good hygienic practices and safety control system of food or food additives by the business operators.

Regulation on Company Administration

The current primary regulation governing companies in Taiwan is the Company Act, by Legislative Yuan, which provided the fundamental framework for regulating companies. The Ministry of Economic Affairs at various levels of the administration is responsible for the management and supervision on any companies related matters.

Under the Company Act, a company refers to any profit-driven juridical association, organized, registered and established in accordance with this Company Act. Under the Company Act, companies have been divided into four categories: unlimited liability company, limited liability company, joint liability company and company limited by shares.

Under the Company Act, a company cannot be established unless properly registered with Ministry of Economic Affairs, and prior to such registration, no business or other legal act can be conducted in the name of a company. In addition, the capital amount of a company must be fully contributed by its shareholders of their own fund at the time of its establishment, rather than paid by installment or through external financing. Furthermore, the capital contribution must be audited and certified by accountants.

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

Regulation on Foreign Exchange

Foreign exchange regulation in Taiwan is primarily governed by the Foreign Exchange Regulation Act (the “FECA”). Under the FECA, foreign exchange refers to foreign currency, bills and marketable securities. The authority managing the administration of foreign exchange is Ministry of Finance of Republic of China, while the authority managing the practical operation of foreign exchange business is Central Bank of Republic of China. The FECA also specifies the allocated power of Ministry of Finance and Central Bank, respectively. To the extent that any foreign exchange receipts, payments or transactions reaches the threshold of $15,249 (NT$500,000) or equivalent in foreign currency, it must be reported to the Central Bank or its designated authorities. Upon incurrence of any of the following events, the Executive Yuan of Republic of China may determine and announce that for a period of time, to close the foreign exchange market, suspend or restrict all or partial foreign exchange payment, order a mandatory sale or deposit of all or partial foreign exchange into a designed bank, or dispose in any other manner as it deems necessary:

-	When the domestic or foreign economic disorder might endanger the stability of the domestic economy; or

-	When the Republic of China’s balance of payments suffers a severe deficit.

Regulation on Foreign Investment

The current principal regulation governing foreign investment is Statute For Investment By Foreign Nationals (the “SIFN”). Under the SIFN, investment refers to any activities involving (1) holding shares issued by Taiwan company, or contributing to the capital of Taiwan company; (2) establishing a branch office, a proprietary business or a partnership in the territory of the Taiwan; or (3) providing loan(s) to the invested business referred to in the preceding two Paragraphs for a period exceeding one year. The authority in charge of foreign investment is Ministry of Economic Affairs of Republic of China. The industries in Taiwan are categorized into permitted, restricted and prohibited foreign investment areas. Investors may apply for settlement of exchange in accordance with the annual yield of their investment or the allocation of surplus.

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

Regulations on Tax

The current principal regulations governing tax in Taiwan include the following:

-	Income Tax Act;

-	The Implementation Rules of Income Tax Act;

-	Value-Added and Non-Value-Added Business Tax Act; and

-	The Implementation Rules of Value-Added And Non-Value-Added Business Tax Act.

Under the Income Tax Act, there are two kinds of income tax, individual income tax and profit-seeking enterprise income tax, respectively.

For any individual having income from sources in the Taiwan, the individual income tax shall be levied in accordance with this Act on his income derived from sources in the Taiwan.; Unless otherwise provided in this Act, in the case of an individual who is a nonresident in the Taiwan but who has derived income from sources in the Taiwan, income tax payable by him on all such income shall be withheld and paid at the respective sources.

The enterprise with head office located in Taiwan shall pay profit-seeking income tax on its global income both within and outside Taiwan; while the enterprises with head office outside Taiwan shall only pay profit-seeking income tax on its business income sourced from within Taiwan.

-	Rate of income tax. The individual comprehensive income tax exemption threshold is NT$145,500 ($4,437) per person per year. When the cumulative increase in the consumer price index exceeds three percent compared to the index in the previous adjustment year, the income tax exemption amount shall be adjusted accordingly. The adjustment is calculated in increments of one thousand yuan. If the adjustment amount is less than one thousand yuan, it shall be rounded to the nearest hundred yuan. Any income beyond such exemption threshold is subject to a progressive tax rate ranging from 5% to 40%.

-	With respect to enterprise operating for profit, the exemption threshold is NT$120,000 ($3,660). Any income beyond such exemption threshold is subject to 20% tax rate on its taxable income.

-	Sale of goods or service, import of goods in Taiwan shall be subject to Value-Added or Non-Value-Added Business Tax.

-	Rate of business tax. The rate of business tax, except as otherwise prescribed by Value-added and Non-value-added Business Tax Act, ranges from 5% to 10% with the current tax rate being implemented is 5% as determined by the Executive Yuan of Taiwan.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report.

5.A. Operating Results.

We focus on the cultivating and sales of Cattle camphor mushroom products. The results of operations are shown as follows.

	For the years ended December 31,			2024 VS 2023		2023 VS 2022
	2024	2023	2022	Amount	%	Amount	%
	$	$	$	$		$
Revenue - third parties	1,200,541	755,677	-	444,864	58.87%	755,677	N/A
Revenue - related parties	52,943	126,856	53,304	(73,913)	-58.27%	73,552	137.99%
Total revenue	1,253,484	882,533	53,304	370,951	42.03%	829,229	1555.66%
Operating costs - third parties	719,724	116,146	13,746	603,578	519.67%	102,400	744.94%
Total operating costs	719,724	116,146	13,746	603,578	519.67%	102,400	744.94%
Gross profit	533,760	766,387	39,558	(232,627)	-30.35%	726,829	1837.38%
Operating expenses
Research and development expenses	-	-	118,444	-	-	(118,444)	-100.00%
General and administrative expenses	717,673	538,554	336,235	179,119	33.26%	202,319	60.47%
(Loss) income from operations	(183,913)	227,833	(415,121)	(411,746)	-180.72%	642,954	-154.88%
Non-operating income (expense)
Interest income (expense), net	(17,055)	(39,770)	10	22,715	-57.12%	(39,780)	-397800.00%
Gain on disposal of assets	4,328	-	-	4,328	N/A	-	N/A
Other income	5,339	2,752	-	2,587	94.00%	2,752	N/A
Total non-operating income, net	(7,388)	(37,018)	10	29,630	-80.04%	(37,028)	-370280.00%
(Loss) income before income taxes	(191,301)	190,815	(415,111)	(382,116)	-200.25%	605,926	-145.97%
Income tax expense	34,957	21,530	-	13,427	62.36%	21,530	N/A
Net (loss) income from continuing operations	(226,258)	169,285	(415,111)	(395,543)	-233.66%	584,396	-140.78%
Discontinued Operation
Loss from discontinued operation, net of income tax	-	(282,761)	(304,982)	282,761	-100.00%	22,221	-7.29%
Gain from sale of discontinued operation, net of income tax	-	865,085	-	(865,085)	-100.00%	865,085	N/A
Gain from discontinued operation, net of income tax	-	582,324	(304,982)	(582,324)	-100.00%	887,306	-290.94%
Net (Loss) Income	(226,258)	751,609	(720,093)	(977,867)	-130.10%	1,471,702	-204.38%

Third parties revenue of $1,200,541 as of December 31, 2024, all of which were sales of Cattle camphor mushroom products.

The Company sold Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party of the Company, in the amounts of $52,943 and $126,856 for the years ended December 31, 2024 and 2023, respectively. The related party sales decrease by $73,913 or 58.27% for the years ended December 31, 2024 and 2023, respectively. The Company sold cordyceps products to Gasar Biotechnology Co., Ltd, a related party of the Company, in the amounts of $53,304 for the year ended December 31, 2022. The related party sales increased by $73,552, or 137.99% for the years ended December 31, 2023 and 2022, respectively.

The Company expanded and developed many third-party companies or individual customers, as third party sales accounted for 95.78% and 85.64% of the total sales for the years ended December 31, 2024 and 2023, respectively. And no third party sales generated for the year ended December 31, 2022.

Cost of revenue

Total cost of revenue of $719,724, $116,146 and $13,746 for the years of 2024, 2023 and 2022, respectively. Cost of revenue represents the goods purchasing cost. The cost of revenue increased by $603,578 or 519.67% and $102,400 or 744.94%, primarily due to a significant rise in third parties sales revenue in 2024 and 2023, respectively.

Gross profit

Our gross profit was $533,760 or 42.58%, $766,387, or 86.84% and $39,588, or 74.21% for the year ended December 31, 2024, 2023 and 2022, respectively.

Operating expenses

Research and development expenses decreased from $118,444 to $0 from the year ended December 31, 2022 to the year ended December 31, 2023, primarily because all Cattle mushroom products sold in 2023 were developed by our partner suppliers, and no research and development activities were conducted during the year.

General and administrative expenses increased continuously from $538,554 for the year of 2023 to $717,673 for the year of 2024, representing an increase of an increase of $179,119 or 33.26%. The increase was due to the addition of retail store sales in 2024, which led to higher personnel costs and related operating expenses. In addition, professional service fees also increased as a result of the expanded scale of operations.

General and administrative expenses increased continuously from $336,235 for the year of 2022 to $538,554 for the year of 2023, representing an increase of an increase of $202,319 or 60.17%. This is mainly due to the increase in professional fees and the increase in the number of employees.

Net income (loss)

For the year ended December 31, 2024, the Company’s continuing operations shifted from a net profit of $169,285 in 2023 to a net loss of $226,258, representing a decrease of $395,543 or 233.66%. Although revenue began to increase in 2023, turning around from a net loss of $415,111 in 2022 to a profit, the return to a net loss in 2024 was primarily due to higher depreciation expenses resulting from the purchase of cultivation facilities and increased operating expenses incurred during the early stage of business expansion.

Factors Affecting Our Results of Operations

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

Depreciation. Our depreciation expenses are mainly driven by the net value of cultivation facilities and other equipment. Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life from 3 years to 10 years. Any change of the depreciation accounting policy or impairment of our property may affect our operating results.

Prevailing salary levels. Our cost of revenues is impacted by prevailing salary levels. Although we have not been subject to significant wage inflation in Taiwan, a significant increase in the market rate for wages could harm our operating results and our operating margin. Our ability to attract, retain, and expand our senior management and our professional and technical staff is an important factor in determining our future success. The market for qualified scientists and researchers is competitive. From time to time, it may be difficult to attract and retain qualified individuals with the required expertise at a fair wage. An increase in compensation of our scientists and researchers may increase our operating cost.

5.B. Liquidity and Capital Resources.

Other than our growing experience and skills in Cattle camphor mushroom products and the growing demand for our products and services for the domestic and oversea markets, both of which we believe may increase our liquidity if they continue, we are not aware of any trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

For 2025, we expect our main growth will be from our products sales in Taiwan. The demand for our products and services appears to be strengthening, from which we expect to generate more positive cash flow.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and services.

Working Capital Summary

	December 31, 2024	December 31, 2023
Current assets	$601,602	$327,175
Current liabilities	4,986,645	2,966,143
Working Capital	$(4,385,043)	$(2,638,968)
Total deficit	$(375,543)	$(151,796)

As of December 31, 2024, we had $601,602 in current assets and $4,986,645 in current liabilities and the working capital deficit is $4,385,043. In addition, we had total shareholders’ deficit of $375,543 as of December 31, 2024.

As of December 31, 2023, we had $327,175 in current assets and $2,966,143 in current liabilities and the working capital deficit is $2,638,968. In addition, we had total shareholders’ deficit of $151,796 as of December 31, 2023.

Working Capital for both 2024 and 2023 was negative, mainly because we signed a cultivation facilities purchase agreement in 2023. According to the agreement, the cultivation facilities are to be delivered in batches during 2023 and 2024, resulting in a significant increase in payable. As our business expansion has shown initial results, sales revenue in 2024 has already increased compared to 2023. The negative Working Capital was mainly caused by the increase in capital expenditures.

Cash flows

	For the years ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities from continuing operations	$312,006	$321,833	$(394,851)
Net cash provided by operating activities from discontinued operations	-	37,891	73,473
Net cash used in investing activities from continuing operations	(305,637)	(319,487)	-
Net cash provided by (used in) investing activities from discontinued operations	-	(333)	(475)
Net cash provided by financing activities from continuing operations	-	14,643	309,263
Net cash used in financing activities from discontinued operations	-	(46,851)	(63,476)
Effect of exchange rate changes on cash and cash equivalents	7,811	(692)	(7,518)
Net increase (decrease) in cash and cash equivalents	$14,180	$7,004	$(83,584)

Operating activities:

Although we incurred a net loss for the year ended December 31, 2024, we had net cash flow of $312,006 provided by operations activities for the year ended December 31, 2024, which was mainly resulted from our property depreciation of $407,265, operating lease expense in the amount of $90,609, an increase of $104,608 in account payable, an increase of $193,434 in due to related parties and an increase of $89,329 in other payable, offset by an increase in consumptive biological assets $124,572 and an increase in prepaid taxes of $103,847.

We had net cash flow of $359,724 provided by operating activities for the year ended December 31, 2023. which was mainly resulted from our net income of $169,285, property depreciation of $56,757, operating lease expense in the amount of $81,203, an increase of $182,849 in account payable, and the cash flow provided by discontinued operation of $37,891, offset by an increase in consumptive biological assets of $192,634 due to the increase in sales and payment for operating lease liability of $80,540.

We had a negative cash flow from operations of $321,378 for the year ended December 31, 2022, which was mainly resulted from our net loss of $415,111, an increase of $4,230 in prepaid expenses, a decrease of $56,666 in operating lease liability due to the payment of rent, offset by the cash provided by discontinued operation of $73,473, amortization from operating lease right of use asset in the amount of $56,666 and depreciation of $24,490.

Investment activities:

We had net cash flow of $ $305,637 used in investment activities for the year ended December 31, 2024. Which was the cash outflow of $349,237 for purchasing property and equipment and proceeds from sale of fixed asset of $43,600.

We had net cash flow of $ $319,820 used in investment activities for the year ended December 31, 2023. Which was the cash outflow of $319,487 for purchasing property and equipment and the cash used in discontinued operation of $333.

We had a negative cash flow from investment of $475 for the year ended December 31, 2022, which was resulted from the discontinued operations.

Financing activities:

We had a negative cash flow from financing activity of $32,208 during the year ended December 31, 2023. Which proceeds from related party of $14,643, offset by cash used in discontinued operations of $46,851.

We had a positive cash flow from financing activity of $245,787 for the year ended December 31, 2022, which was resulted from proceeds from related parties of $304,471 offset the cash used in discontinued operation of $63,476.

The Company currently plans to satisfy its cash requirements for the next 12 months through earning and borrowings from its related parties or companies affiliated with its related parties and believes it can satisfy its cash requirements so long as it is able to obtain financing from these affiliated parties. The Company expects that money earned and borrowed will be used during the next 12 months to satisfy the Company’s operating costs, professional fees and for general corporate purposes. There is no written funding agreement between the Company and its related parties.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2024, 2023 and 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934.

Contractual Obligations and Commitments

As of December 31, 2024, 2023, and 2022, we did not have any contractual obligations.

5.E. Critical Accounting Policies.

Our significant accounting policies are described in the notes to our financial statements for the years ended December 31, 2024, 2023, and 2022, and are included elsewhere in this annual statement.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officer and director as of the date hereof:

Name	Age	Position(s)
Szu Hao Huang	46	Director, CEO and CFO
Yenhung Liu	54	Director

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

Compensation of Director and Executive Officer

For the fiscal year ended December 31, 2024, 2023, and 2022, we paid $33,634, $25,502 and $0 as compensation to our CEO, CFO and Directors.

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

6.D. Employees

As of the date of this annual report, we have 13 full time employees on our payroll, among which 2 are in general administration, 2 are in accounting, 2 are in operation management, 1 is in research and development, and 6 are in sales and marketing.

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

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements.”

Other Related Party Transactions

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Mr. Szu Hao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director of the Company
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu
Gasar Biotechnology Co., Ltd	A company managed by Mr. Szu Hao Huang
Dalan Vincent Holdings Limited	A company managed by Mr. Szu Hao Huang

(1)	Due to related parties

	December 31,	December 31,
	2024	2023
Mr. Szu Hao Huang	$119,889	$36,302
Dalan Vincent Holdings Limited	99,975	-
Total	$219,864	$36,302

The amounts of due to related parties described above were for working capital purposes, payable on demand, and bear no interest.

(2)	Sales to related parties

	Year Ended December 31,
	2024	2023	2022
Gasar Biotechnology Co., Ltd.	$52,943	$126,856	$53,304

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

Foreign exchange regulation in Taiwan is primarily governed by the Foreign Exchange Regulation Act (the “FECA”). Under the FECA, foreign exchange refers to foreign currency, bills and marketable securities. The authority managing the administration of foreign exchange is Ministry of Finance of Republic of China, while the authority managing the practical operation of foreign exchange business is Central Bank of Republic of China. The FECA also specifies the allocated power of Ministry of Finance and Central Bank, respectively. To the extent that any foreign exchange receipts, payments or transactions reaches the threshold of $15,249 (NT$500,000) or equivalent in foreign currency, it must be reported to the Central Bank or its designated authorities. Upon incurrence of any of the following events, the Executive Yuan of Republic of China may determine and announce that for a period of time, to close the foreign exchange market, suspend or restrict all or partial foreign exchange payment, order a mandatory sale or deposit of all or partial foreign exchange into a designed bank, or dispose in any other manner as it deems necessary:

-	When the domestic or foreign economic disorder might endanger the stability of the domestic economy; or

-	When the Republic of China’s balance of payments suffers a severe deficit.

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

Taiwan Taxation

The current principal regulations governing tax in Taiwan include the following:

-	Income Tax Act;

-	The Implementation Rules of Income Tax Act;

-	Value-Added and Non-Value-Added Business Tax Act; and

-	The Implementation Rules of Value-Added And Non-Value-Added Business Tax Act,.

Under the Income Tax Act, there are two kinds of income tax, individual income tax and profit-seeking enterprise income tax, respectively.

For any individual having income from sources in the Taiwan, the individual income tax shall be levied in accordance with this Act on his income derived from sources in the Taiwan.; Unless otherwise provided in this Act, in the case of an individual who is a nonresident in the Taiwan but who has derived income from sources in the Taiwan, income tax payable by him on all such income shall be withheld and paid at the respective sources.

The enterprise with head office located in Taiwan shall pay profit-seeking income tax on its global income both within and outside Taiwan; while the enterprises with head office outside Taiwan shall only pay profit-seeking income tax on its business income sourced from within Taiwan.

-	Rate of income tax. The individual comprehensive income tax exemption threshold is NT$145,500 ($4,437) per person per year. When the cumulative increase in the consumer price index exceeds three percent compared to the index in the previous adjustment year, the income tax exemption amount shall be adjusted accordingly. The adjustment is calculated in increments of one thousand yuan. If the adjustment amount is less than one thousand yuan, it shall be rounded to the nearest hundred yuan. Any income beyond such exemption threshold is subject to a progressive tax rate ranging from 5% to 40%.

-	With respect to enterprise operating for profit, the exemption threshold is NT$120,000 ($3,660). Any income beyond such exemption threshold is subject to 20% tax rate on its taxable income.

-	Sale of goods or service, import of goods in Taiwan shall be subject to Value-Added or Non-Value-Added Business Tax.

-	Rate of business tax. The rate of business tax, except as otherwise prescribed by Value-added and Non-value-added Business Tax Act, ranges from 5% to 10% with the current tax rate being implemented is 5% as determined by the Executive Yuan of Taiwan.

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

Based upon our income and assets and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2024 and 2023, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and 2023 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Some of our revenues and expenses are denominated some are in NTD. In our consolidated financial statements, our financial information that uses NTD as the functional currency has been translated into U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

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

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information - B. Memorandum and Articles of Association” for a description of the rights of securities holders.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

KCCW Accountancy Corp. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024 and 2023. Audit services provided by KCCW Accountancy Corp. for fiscal years ended December 31, 2024 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

KCCW Accountancy Corp. is the independent registered certified public accounting firm to audit the books and accounts of our Company for the fiscal year ended December 31, 2024 and 2023. TPS Thayer, LLC is the independent registered certified public accounting firm to audit the books and accounts of our Company for the fiscal year ended December 31, 2023.

	Year Ended December 31,
Services	2024	2023
	US$	US$
Audit Fees (1) - KCCW Accountancy Corp.	42,500	42,500
Audit Fees (1) - TPS Thayer, LLC	-	70,000
Total	42,500	112,500

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

Item 16F. Change in Registrant’s Certifying Accountant

December 2024 Change of Auditor

On December 2, 2024, Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”) notified its independent registered public accounting firm, TPS Thayer, LLC its decision to dismiss TPS Thayer, LLC as the Company’s auditor. The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company. During March 18, 2024 and through December 2, 2024, the date of dismissal, (a) there were no disagreements with TPS Thayer, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of TPS Thayer, LLC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On December 2, 2024, the Board of Directors of the Company approved and ratified the appointment of KCCW Accountancy Corp. as its new independent registered public accounting firm to audit the Company’s financial statements. During the two most recent fiscal years ended December 31, 2023 and 2022 and any subsequent interim periods through the date hereof prior to the engagement of KCCW Accountancy Corp., neither the Company, nor someone on its behalf, has consulted KCCW Accountancy Corp. regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Cordyceps Sunshine Biotech Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

2.1+	Description of Securities

4.1	Form of Private Placement Subscription Agreement for Regulation S investors (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.2	Employment Agreement by and between the Registrant and Szu Hao Huang dated May 6, 2020 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.3	Director Offer Letter with Yenhung Liu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.4	Translation of Patent Exclusive Licensing Agreement (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

4.5	Translation of Purchase Agreement for Cattle Camphor Mushroom Carrier Assets (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

4.6**	Translation of Office Lease Agreement (6F, No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City)

4.7	Translation of Office Lease Agreement (1st and 2nd Floor, No. 276, Section 1, Dihua Street, Datong District, Taipei City) (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

4.8+	Translation of Office Lease Agreement (No. 118, Sanfeng Central St, Sanmin District, Kaohsiung City, Taiwan)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

12.1+	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2+	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1+	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2+	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1+	Consent of Keith K Zhen CPA

23.2+	Consent of KCCW Accountancy Corp.

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

101.INS+	Inline XBRL Instance Document.

101.SCH+	Inline XBRL Taxonomy Extension Schema Document.

101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB+	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104+	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed
**	Furnished with this annual report on Form 20-F
+	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cordyceps Sunshine Biotech Holdings Co., Ltd.

By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Chief Executive Officer

Date: June 13, 2025

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

FINANCIAL REPORT

As of December 31, 2024, 2023 and 2022, and

For the years ended December 31, 2024, 2023 and 2022

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

May 15, 2023 (July 5, 2024 as to the effects of the discontinued operations as described in Note 4)

We have served as the Company’s auditor since 2022. In 2023, we became the predecessor auditor

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Cordyceps Sunshine Biotech Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cordyceps Sunshine Biotech Holding Co., Ltd. (the “Company”) as of December 31, 2024 and 2023, the related statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company incurred losses from operations and has an accumulated deficit and significant working capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 3. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Long-lived Assets for impairment – Cultivation Facilities

As discussed in Note 2 and 7 to the consolidated financial statements, the Company assessed $4.3 million of long-lived assets associated with its cultivation facilities for recoverability. The Company performed a recoverability assessment in which the carrying value was compared to estimated undiscounted cash flows over the remaining useful life of the primary assets. Key assumptions in the analysis include revenue projections, including the estimated quantity of production of taiwanofungus products and the market price.

We identified the valuation of long-lived assets for the cultivation facilities as a critical audit matter because of the significant assumptions management makes in determining the estimate, including revenue and cash flow projections. Auditing management’s assumptions of revenue and cash flow projections involved a high degree of auditor judgment and increased audit effort, and changes in these assumptions could have a significant impact on the Company’s primary assets and potential impairment charge.

Our audit procedures related to the Company’s valuation of long-lived assets associated with the cultivation facilities included the following, among others:

●	We obtained an understanding of management’s process for developing the future undiscounted cash flows and the significant assumptions.

●	We evaluated management’s application of the relevant accounting guidance.

●	We tested the reasonableness of the significant assumptions used by management to develop the forecasted results for cultivation facilities and the underlying data supporting the significant assumptions and estimates.

/s/ KCCW Accountancy Corp.

We have served as the Company’s auditor since 2024.

Diamond Bar, California

June 13, 2025

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	December 31,	December 31,
	2024	2023
Assets		(Restated)
Current assets
Cash and cash equivalents	$37,284	$23,104
Accounts receivable	305	-
Consumptive biological assets	304,971	195,359
Prepaid taxes	201,232	106,270
Other current assets	57,810	2,442
Total current assets	601,602	327,175
Property and equipment, net	3,909,599	2,814,766
Operating lease right-of-use assets	99,328	195,775
Other assets	13,175	14,066
Total assets	$4,623,704	$3,351,782

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	$276,125	$185,434
Accrued expenses	32,410	26,889
Income tax payable	24,006	21,835
Other payable	3,893,843	2,605,592
Due to related parties	219,864	36,302
Other current liabilities	5,226	-
Operating lease liabilities – current portion	87,016	90,091
Long-term loans payable– current portion	448,155	-
Total current liabilities	4,986,645	2,966,143
Long-term loans payable	-	431,079
Operating lease liabilities – noncurrent portion	12,602	106,356
Total Liabilities	4,999,247	3,503,578

Commitments and contingencies

Stockholders’ deficit
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 111,120,000 shares issued and outstanding as of both December 31, 2024 and 2023	11,112	11,112
Additional paid-in capital	221,288	221,288
Accumulated deficit	(699,224)	(472,966)
Accumulated other comprehensive income	91,281	88,770
Total stockholders’ deficit	(375,543)	(151,796)

Total liabilities and stockholders’ deficit	$4,623,704	$3,351,782

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

	Year Ended December 31,
	2024	2023	2022
	(Restated)
Revenue
Revenue - products sales	$1,200,541	$601,570	$-
Revenue - training	-	154,107	-
Revenue - related parties	52,943	126,856	53,304
Total revenue	1,253,484	882,533	53,304

Cost of revenue - third parties	719,724	116,146	13,746
Total cost of revenue	719,724	116,146	13,746

Gross profit	533,760	766,387	39,558

Operating expenses
Research and development expenses	-	-	118,444
General and administrative expenses	717,673	538,554	336,235
Total operating expenses	717,673	538,554	454,679

(Loss) income from operations	(183,913)	227,833	(415,121)

Non-operating income (expense)
Interest income (expense), net	(17,055)	(39,770)	10
Gain on disposal of fixed assets	4,328	-	-
Other income	5,339	2,752	-
Total non-operating expense, net	(7,388)	(37,018)	10
(Loss) income before income taxes	(191,301)	190,815	(415,111)
Income tax expense	34,957	21,530	-
Net (loss) income from continuing operations	(226,258)	169,285	(415,111)

Discontinued Operation
Loss from discontinued operation, net of income tax	-	(282,761)	(304,982)
Gain from sale of discontinued operation, net of income tax	-	865,085	-
Gain (loss) from discontinued operation, net of income tax	-	582,324	(304,982)

Net (loss) income	(226,258)	751,609	(720,093)
Foreign currency translation	2,511	47,929	44,572
Comprehensive (loss) income	$(223,747)	$799,538	$(675,521)

Earnings (loss) per common share
Continuing operations - basic and diluted	(0.00)	0.00	(0.00)
Discontinued operations - basic and diluted	-	0.01	(0.00)
Net (loss) income per common share - basic and diluted	$(0.00)	$0.01	$(0.01)

Weighted average number of common shares outstanding:
Basic and diluted	111,120,000	111,120,000	104,417,534

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Common	Additional		Accumulated Other
	Number of		Stock to	paid-in	Accumulated	Comprehensive
	shares	Amount	be issued	capital	Deficit	income (loss)	Total

Balance, December 31, 2021	100,000,000	$10,000	$222,400	$-	$(504,482)	$(3,731)	$(275,813)
Issuance of ordinary shares for share subscription previously received	11,120,000	1,112	(222,400)	221,288	-	-	-
Net loss	-	-	-	-	(720,093)	-	(720,093)
Foreign currency translation	-	-	-	-	-	44,572	44,572
Balance at December 31, 2022	111,120,000	11,112	-	221,288	(1,224,575)	40,841	(951,334)
Net income (restated)	-	-	-	-	751,609	-	751,609
Foreign currency translation (restated)	-	-	-	-	-	47,929	47,929
Balance at December 31, 2023 (restated)	111,120,000	11,112	-	221,288	(472,966)	88,770	(151,796)
Net loss	-	-	-	-	(226,258)	-	(226,258)
Foreign currency translation	-	-	-	-	-	2,511	2,511
Balance at December 31, 2024	111,120,000	$11,112	$-	$221,288	$(699,224)	$91,281	$(375,543)

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2024	2023	2022
	(Restated)
Cash Flows from Operating Activities
Net (loss) income	$(226,258)	169,285	(415,111)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	407,265	56,757	24,490
Amortization	16,793	-	-
Operating lease expense	90,609	81,203	56,666
Gain on disposal of assets	(4,328)	-	-
Non-cash interest expense	17,078	33,241	-
Net changes in operating assets and liabilities:
Decrease (increase) in other receivables	2,336	(2,408)	-
Increase in consumptive biological assets	(124,572)	(192,634)	-
Increase in prepaid expenses	(27,182)	-	-
Increase in prepaid taxes	(103,847)	(104,788)	-
Increase in other current assets	(48,646)	(449)	(4,230)
Increase in accounts payable	104,608	182,849	-
Increase in accrued expenses	7,377	26,514	-
Increase in due to related parties	193,434	-	-
Increase in other payable	89,329	131,273	-
Increase in income taxes payable	3,629	21,530	-
Increase in other current liabilities	5,336	-	-
Payment for operating lease liabilities	(90,955)	(80,540)	(56,666)
Net cash provided by (used in) operating activities from continuing operations	312,006	321,833	(394,851)
Net cash provided by operating activities from discontinued operations	-	37,891	73,473
Net cash provided by (used in) operating activities	312,006	359,724	(321,378)

Cash Flows from Investing Activities
Purchase of property and equipment	(349,237)	(319,487)	-
Proceeds from sale of fixed asset	43,600	-	-
Net cash used in investing activities from continuing operations	(305,637)	(319,487)	-
Net cash used in investing activities from discontinued operations	-	(333)	(475)
Net cash used in investing activities	(305,637)	(319,820)	(475)

Cash Flows from Financing Activities
Proceeds from related parties	-	14,643	309,263
Net cash provided by financing activities from continuing operations	-	14,643	309,263
Net cash used in financing activities from discontinued operations	-	(46,851)	(63,476)
Net cash provided by (used in) financing activities	-	(32,208)	245,787

Effect of exchange rate changes on cash and cash equivalents	7,811	(692)	(7,518)

Net increase (decrease) in cash and cash equivalents	14,180	7,004	(83,584)

Cash and Cash Equivalents
Beginning of period	23,104	16,100	99,684
Ending of period	37,284	23,104	16,100
Less: Cash from discontinued operation	-	-	9,472
Cash from continuing operation, end of period	$37,284	$23,104	$6,628

Supplemental Disclosure of Cash Flows
Cash paid during the period for:
Interest	$150	$-	$-
Income taxes	$20,885	$-	$-

Non-cash investing and financing activities:
Recognition of lease assets and liabilities	$-	$114,712	$-
Termination of lease assets and liabilities	$-	$-	$19,873
Accrued liability for property and equipment	$1,394,768	$2,437,980	$-
Sale of subsidiaries in exchange for debt cancellation	$-	$1,152,329	$-

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

Discontinued Operations: On September 28, 2023, the Company entered into a share purchase agreement with Mr.Xusheng Niu, Cordyceps Sunshine HK, and Chengdu Skyherb. Pursuant to the Agreement, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in the Cordyceps Sunshine HK, in exchange for cancelling the debt (the “Debt”) in a total amount of $1,152,328.5 (RMB8,411,156.95). The Debt was resulted from several loan agreements entered into by the Company and Mr. Niu since June 29, 2020. Upon the closing of the Transaction, Sunshine HK, and Chengdu Skyherb were spined off from the Company, and Mr. Niu agreed to release the Company from the obligation to repay the Debt and the Debt shall be deemed paid in full.

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

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company, its Taiwan branch and its subsidiary, Taiwanofungus HK. All significant intercompany accounts and transactions have been eliminated.

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

The exchange rates used for foreign currency translation were as follows:

(1) USD$1 = HKD

	Balance Sheet
Period Covered	Date Rates	Average Rates

Nine months ended September 30, 2023	7.8308	7.8348
Year ended December 31, 2022	7.8015	7.8306

(2) USD$1 = RMB

	Balance Sheet
Period Covered	Date Rates	Average Rates

Nine months ended September 30, 2023	7.2755	7.0272
Year ended December 31, 2022	6.8972	6.7290

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through local authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

(3) USD$1 = TWD

	Balance Sheet
Period Covered	Date Rates	Average Rates

Year ended December 31, 2024	32.7900	32.1100
Year ended December 31, 2023	30.7127	31.1471
Year ended December 31, 2022	30.7300	29.7963

Statements of Cash Flows

In accordance with FASB ASC 830-230, “Statement of Cash Flows”, cash flows from the Company’s operations are calculated based upon the functional currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, estimated life and impairment of long-lived assets, contingencies, valuation of inventories and income taxes including the valuation allowance for deferred tax assets.

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

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. For certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable, long-term loan and other payables, the carrying amounts approximate their fair values due to the short maturities.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all other highly liquid instruments with original maturities of three months or less.

Accounts Receivable and allowance for Credit Losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses. The Company adopted ASU No. 2016-13, ”Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2021 using a modified retrospective approach. The Company also adopted this guidance to other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible. In circumstances in which the Company receives payment for accounts receivable that have previously been written off, the Company reverses the allowance and bad debt. The allowance for doubtful receivables was $0 as of December 31, 2024 and 2023.

Consumptive biological assets

The consumptive biological assets refer to the taiwanofungus held for sale, or taiwanofungus cultivate medium to be harvested as taiwanofungus products in the future.

The prepared taiwanofungus cultivate medium is enclosed in a cultivation carrier at the beginning of the cultivation process. No materials need to be added until the taiwanofungus grows and matures in the cultivate medium. The inventory cost amounts mainly consist of the Taiwanofungus cultivation medium that was prepared by the suppliers.

The consumptive biological assets consisting of raw materials, are stated at the lower of cost or net realizable value utilizing the weighted average method.

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

Property, Plant and Equipment

Property and equipment primarily consist of cultivation facilities, office equipment and furniture. Cultivation facilities, office equipment and furniture tare stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Buildings and cultivation facilities	10 years
Office equipment and furniture	The less of 5 years or lease term

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2024 and 2023. The Company recorded a fixed asset impairment of $1,177 for the discontinued operation in the year ended December 31, 2022.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets incurred for the years ended December 31, 2024, 2023, and 2022.

Research & Development Expenses

Research and development expenses relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred in accordance with the FASB ASC 730, “Research and Development.” Research and development costs in continued operation were $0, $0, and $118,444 for the years ended December 31, 2024, 2023, and 2022, respectively.

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. The component of accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments. The accumulated other comprehensive income was $91,281 and $88,770 as of December 31, 2024 and 2023, respectively.

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

Revenue for the sale of products, primarily includes the sale of taiwanofungus products. The Company’s sales arrangements do not contain variable consideration. The Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied, and control of the products has been transferred to the customer. For the vast majority of the Company’s product sales, the performance obligations and control of the products transfer to the customer when products are delivered and customer acceptance is made.

The Company’s return policy allows for the return of damaged or defective products, and the Company absorbs the shipping fee for the return. The Management believes the return is immaterial because the customers inspect and accept the goods upon delivery or pick up. There were no return for the years ended December 31, 2024, 2023, and 2022.

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

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti- dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2024, 2023 and 2022, the Company had no dilutive stocks.

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

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker (CODM). In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. ASU 2023-07 will be effective for annual reporting periods beginning after December 15, 2023, and interim periods within annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe that the adoption this ASU will have a material impact on the Company’s consolidated financial statement presentation or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires disclosures of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. This ASU will be effective for annual reporting periods beginning after December 15, 2024. Early adoption is permitted. ASU 2023-09 will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the statement of operations. The guidance in this ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its financial statements and disclosures.

Note 3 - GOING CONCERN

The financial statements have been prepared “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern. The Company incurred net loss of $226,258 for the year ended December 31, 2024. As of December 31, 2024, the Company had an accumulated deficit of $699,224. In addition, the Company has relatively limited operating history. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

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

The carrying amount of the major classes of assets and liabilities of discontinued operation as of December 31, 2023 and 2022 consist of the following:

	September 30,	December 31,
	2023	2022
Assets of discontinued operation:
Current Assets:
Cash and cash equivalents	$63	$9,472
Accounts receivable, net	2,790	149,510
Others receivable	3,189	3,378
Advances and prepayments to suppliers	3,860	5,431
Inventory	45,803	313,530
Subtotal current assets from discontinued operation	55,705	481,321
Property, plant and equipment, net	1,180,994	1,349,625
Total assets from discontinued operation	$1,236,699	$1,830,946

Liabilities of discontinued operation:
Current Liabilities:
Accounts payable	$766,138	$751,135
Accounts payable - related party	-	263,628
Accrued expenses	82,915	62,754
Other current liabilities	100,402	8,227
Subtotal current liabilities	949,455	1,085,744
Total liabilities of discontinued operation	$949,455	$1,085,744

The summarized operating result of discontinued operations included in the Company’s consolidated statements of operations consist of the following:

	For the nine months ended	For the Year ended
	September 30,	December 31,
	2023	2022

Sales	$299,881	$395,481
Costs of goods sold	349,810	501,711
Gross Profit (Loss)	(49,929)	(106,230)
Selling expenses	-	3,441
General and administrative expenses	232,890	117,910
Total Operating Expenses	232,890	121,351
Other income (expenses)	58	(76,609)
Loss before income tax	(282,761)	(304,190)
Income tax expense	-	792
Loss from discontinued operation	$(282,761)	(304,982)
Gain from disposal, net of tax	865,085	-
Total gain (loss) from discontinued operations, net of income taxes	$582,324	$(304,982)

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

Note 5 - CONSUMPTIVE BIOLOGICAL ASSETS

The following is the breakdown of consumptive biological assets:

	December 31,	December 31,
	2024	2023
Consumptive biological assets	$304,971	$195,359

Consumptive biological assets consist of the nutrient solutions for cultivating Taiwanofungus.

Note 6 - PREPAID TAXES

Prepaid taxes as of December 31, 2024 and 2023, consist of prepaid value added tax (“VAT”) in the amount of $201,232 and $106,270, respectively, which can be used to offset VAT payable when the Company incurs sales.

Note 7 - PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2024	2023
Cultivation facilities	$4,268,969	$2,734,357
Vehicles	-	48,515
Office equipment and furniture	112,735	113,597
Total	4,381,704	2,896,469
Less: Accumulated depreciation	(472,105)	(81,703)
Total property, plant and equipment, net	$3,909,599	$2,814,766

Depreciation expense charged to operations was $407,265 and $56,757 for the years ended December 31, 2024 and 2023, respectively.

Note 8 - LEASE

The Company has no finance leases. The Company’s leases primarily include office and retail store. The Company’s operating leases have remaining lease terms of up to approximately 1.17 years.

	December 31, 2024	December 31, 2023
ASSETS
Operating lease right-of-use assets	$99,328	$195,775
LIABILITIES
Operating lease liabilities - current	87,016	90,091
Operating lease liabilities - noncurrent	12,602	106,356

Supplemental Information

The following provides details of the Company’s lease expenses:

	Year Ended December 31,
	2024	2023	2022
Operating lease expenses	$90,609	$81,203	$52,507

Other information related to leases is presented below:

	Year Ended December 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities
Operating cash flows from operating leases	$90,955	$80,540	$56,666
Weighted Average Remaining Lease Term:
Operating leases	1.17 years	2.17 years	3.00 years

Weighted Average Discount Rate:
Operating leases	3.22%	3.22%	3.22%

The minimum future annual payments under non-cancellable leases during the next five years and thereafter, at rates now in force, are as follows:

Operating leases
2025	$88,947
2026	12,687
Total future minimum lease payments, undiscounted	101,634
Less: Imputed interest	(2,016)
Present value of future minimum lease payments	$99,618

Note 9 - ACCOUNT PAYABLE

The Company had accounts payable of $276,125 and $185,434 as of December 31, 2024 and 2023, respectively.

Accounts payable are payable for the purchase of consumptive biological assets.

Note 10 - OTHER PAYABLE

Other payable consisted of the following at December 31, 2024 and 2023:

	December 31,	December 31,
	2024	2023
Payable for cultivation facilities purchase	$3,865,755	$2,596,086
Other	28,088	9,506
Total	$3,893,843	$2,605,592

Note 11- RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Mr. Szu Hao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director of the Company
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu
Gasar Biotechnology Co., Ltd.	A company managed by Mr. Szu Hao Huang,
Dalan Vincent Holdings Limited	A company managed by Mr. Szu Hao Huang,

Due to related parties

	December 31,	December 31,
	2024	2023
Mr. Szu Hao Huang	$119,889	$36,302
Dalan Vincent Holdings Limited	99,975	-
Total	$219,864	$36,302

The amounts of due to related parties described above were for working capital purposes, payable on demand, and bear no interest.

Sales to related parties

	Year Ended December 31,
	2024	2023	2022
Gasar Biotechnology Co., Ltd.	$52,943	$126,856	$53,304

Note 12 - LONG-TERM LOANS PAYABLE

In June 2020 through September 2020, Cordyceps Sunshine Cayman entered into loan agreements to borrow totally $414,000 from six individuals to finance its operation. These loans were non-interest bearing, non-secured, and matured from June 30, 2025 to September 30, 2025. In 2023, the Company and the six individuals entered into supplemental agreements, pursuant to which the interest rate was amended to 4.125% per annum for the period from January 1, 2023 through the maturity dates.

The outstanding balance of these loans, classified as the current portion, amounted to $448,155 as of December 31, 2024.

The outstanding balance of these loans amounted to $431,079 as of December 31, 2023.

Note 13 - INCOME TAXES

Cayman Islands

Under the current laws of Cordyceps Sunshine Cayman is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

Taiwan, Republic of China

Cordyceps Sunshine Biotech Holdings Co., Ltd. is incorporated in the Cayman Islands, and has established a branch in Taiwan. It is a branch office of a foreign company and is not an independent legal entity, subject to the provisions of the Value-Added and Non-Value-Added Business Tax Act and Income Tax Act. The applicable value-added business tax rate is 5%, and the applicable income tax rate is 20%.

The components of the provision for income taxes for the year ended December 31, 2024, 2023, and 2022 consisted of the following:

	For the Year Ended December 31,
	2024	2023	2022
Current:
Taiwan	$34,957	$21,530	$-
Total current	34,957	21,530	-
Deferred:
Taiwan	-	-	-
Total deferred	-	-	-
Total income tax expense	$34,957	$21,530	$-

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	2024	2023	2022
Statutory income tax (benefit) expense*	(15.52)%	24.38%	(18.82)%
Temporary differences	33.78%	(13.10)%	-%
Valuation allowance	0.01%	-%	18.82%
Total	18.27%	11.28%	-%

*	The basis for computing the applicable tax rate are the rates applicable in the respective countries where the Company’s branch and entities operate.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2024, 2023 and 2022.

Note 14 - CONCENTRATIONS, RISKS AND UNCERTAINTIES

Concentration

The Company offers Taiwanofungus products for sale while depends on limited suppliers. Accordingly, the Company has a concentration risk related to its customers and suppliers. Failure to maintain existing relationships with the customers and suppliers or to establish new relationships in the future could negatively affect the Company’s ability to generate revenue and obtain materials in a timely manner.

The concentration on customers’ sales is as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	Amount	%	Amount	%	Amount	%
Customer A - related party	$52,943	4.22%	$126,856	14.37%	$53,304	100.00%
Customer B - third party	373,715	29.81%	61,154	6.93%	-	-%

The concentration on suppliers ‘purchases is as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	Amount %		Amount %		Amount %
Supplier A	$347,004	100.00%	$116,146	100.00%	$13,746	100.00%

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. The Company also held cash and cash equivalents which were deposited in financial institutions located in Taiwan, and each bank account is insured by the local government authority with the maximum limit of TWD 3,000,000 (equivalent to approximately $91,491).To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and the Company also continually monitors their credit worthiness. As of December 31, 2024 and 2023, the Company had no cash in excess of the insured amount. The Company has not experienced any losses in such accounts.

The Company’s operations are carried out in Taiwan. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the Taiwan as well as by the general state of economy of PRC and Taiwan. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti- inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

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

Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Note 15 - SUBSEQUENT EVENTS

The Company follows the guidance in FASB ASC 855- 10 for the disclosure of subsequent events. The Company evaluated subsequent events through the June 13, 2025, the financial statements were issued and determined the Company did not have any material subsequent event.