Form 20-F/A
period 2023-12-31
Cordyceps Sunshine Biotech Holdings Co., Ltd.
filed 2025-09-23
CIK 1885680

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

☐ Yes  ☐ No

Explanatory Note

The purpose of this Amendment No. 2 to the Annual Report on Form 20-F of Cordyceps Sunshine Biotech Holdings Co., Ltd. for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2024 (the “Form 20-F”), is to clarify and correct a few operation results for the year ended December 31, 2023.

Except for the description above, no other changes have been made to the Form 20-F. This Amendment No. 2 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F. Accordingly, this Amendment No. 2 should be read in conjunction with the original Form 20-F and the subsequent Amendment No. 1 to the Form 20-F filed with the SEC on October 28, 2024.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 2 also includes as exhibits the certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

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

Each of KCCW Accountancy Corp., the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2023 included elsewhere in this annual report, and Keith K Zhen CPA, the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2022 and 2021, included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess auditors with applicable professional standards. KCCW Accountancy Corp. is headquartered in Los Angeles, California, and is subject to inspection by the PCAOB on a regular basis. Keith K Zhen CPA is headquartered in Brooklyn, New York and has been inspected by the PCAOB on a regular basis. Therefore, we believe that, as of the date of this annual report, our auditors are not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

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

We rely on a limited number of key clients for our business, therefore, we are subject to significant client and industry concentration risk. If we cannot retain existing clients or attract new clients, our business and results of operations could suffer.

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

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company generated net income of $751,609 and incurred loss of $720,093 and $491,006 for the years ended December 31, 2023, 2022, and 2021, respectively.

●	As of December 31, 2023, the Company had an accumulated deficit of $472,966.

●	The Company generated cash inflow of $359,724 and incur negative operating cash flow of $321,378 and $365,363 for the years ended December 31, 2023, 2022 and 2021, respectively.

●	The Company showed negative working capital of $2,638,968, and $2,019,578 as of December 31, 2023, and 2022.

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

For the year ended December 31, 2023, we generated revenue of $728,426 of Cattle camphor mushroom products sales.

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

Sales and Marketing

Before we spun off our then-subsidiaries Cordyceps Sunshine HK and Chengdu Skyherb, our sales heavily depended on our connections with Cordyceps distributors and retail customers in Mainland China. This is a relatively small network since there is not many distributors, dealers, and retail customers in the Cordyceps industry. As of December 31, 2023, 2022 and 2021, we had sixteen, three and five Cordyceps distributors and more than three hundred, five, ten retail customers respectively, all of which are in Taiwan and Mainland China. Generally, distributors purchase larger quantities of products continuously, while retailers purchase smaller quantities. In September 2023, we spun off our then-subsidiaries Cordyceps Sunshine HK and Chengdu Skyherb as a result of a share purchase agreement, and thus, currently, we do not have any sales/revenues derived from Cordyceps.

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

In the years ended December 31, 2023, 2022 and 2021, we derived our revenue from sales of Cattle camphor mushroom products of $728,426, $53,304 and $0, respectively.

We derived our revenue from sales of cordyceps products sale of $299,881, $395,481, and $879,318, during the nine months before the September Transaction and the years ended December 31, 2022 and 2021, respectively. These sales were reported in discontinued operations.

The Company sold Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party of the Company, in the amounts of $126,856, $53,304, and $0 for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company sold cordyceps of $182,775 to Chengdu Zangqingyuan Herb Co., Ltd., a related party of the Company, in the year ended December 31, 2021. The Company sold cordyceps of $93,012 to Foshan Xiongluyu Tea Co., Ltd., a related party of the Company, in the year ended December 31, 2021.

As a result, for the years ended December 31, 2023 and 2022, we derived sales of Cattle camphor mushroom products of 14.37% and 100.00% from related parties, respectively. There were no sales of Cattle camphor mushroom products to related party in 2021.

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

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company generated net income of $751,609, and incurred loss of $720,093 and $491,006 for the years ended December 31, 2023, 2022, and 2021, respectively.

●	As of December 31, 2023, the Company had an accumulated deficit of $472,966.

●	The Company generated cash inflow of $359,724 and incur negative operating cash flow of $321,378 and $365,363 for the years ended December 31, 2023, 2022, and 2021, respectively.

●	The Company showed negative working capital of $2,638,968, and $2,019,578, as of December 31, 2023 and 2022.

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

Suppliers and Customers

Suppliers

The following table sets forth information as to the suppliers that accounted for 10% or more of the Company’s purchase for the periods presented.

	For the year ended		For the year ended		For the year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	Amount %		Amount %		Amount %
Supplier A	$116,146	100.00%	$13,746	100.00%	$-	-%

Customers

The following table sets forth information as to the customers that accounted for 10% or more of the Company’s revenue for the periods presented.

	For the year ended		For the year ended		For the year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	Amount %		Amount %		Amount %
Customer A - related party	$126,856	14.37%	$53,304	100.00%	$-	-%

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Cordyceps Sunshine Biotech Holdings Co., Ltd. Taiwan Branch	Taiwan
Taiwanofungus Biotech Co. Ltd.	Hong Kong

Taiwanofungus Biotech Co. Ltd. was incorporated on August 17, 2023 under the laws of Hong Kong and is currently not actively engaging in any business.

The following diagram illustrates the corporate structure of Cordyceps Sunshine Biotech Holdings Co., Ltd. as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Cordyceps Sunshine Taiwan Branch currently has three leased properties:

Leased Properties

No.	Property Location	Material Lease Term	Functions
1	6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our executive office under a lease that expires on December 31, 2025. The monthly rent is NTD146,000 (approximately USD4,687).	Office

2	1st Fl., 2rd Fl., No. 276, Section 1, Dihua Street, Datong District, Taipei City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our executive office under a lease that expires on April 30, 2026. The monthly rent is NTD70,000 (approximately USD2,247).	Retail store

Intellectual Property

Trademarks

Company has obtained the trademark(s) as below.

No.	Trademark	Registration Code	Registered Country	Registered Date	Category	Owner
1		02164806	ROC	September 4, 2021	Class 5	Cordyceps Sunshine Biotech Holdings Co., Ltd.

2		02166572	ROC	September 4, 2021	Class 35	Cordyceps Sunshine Biotech Holdings Co., Ltd.

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

Under this AGFSS, any business operators of food or food additives must obtain and maintain the proper licenses from relevant government authorities before they could manufacture, process, deploy, package, transform, store, sell, import and export food or food additives. The licenses generally have a valid duration from one year to five years. After receiving the application, the relevant government agency issues the licenses, and the application for extension must be filed for approval within three months before expiration. The AGFSS also set forth specific rules demanding the compliance with good hygienic practices and safety control system of food or food additives by the business operators.

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

Regulation on Foreign Exchange

Foreign exchange regulation in Taiwan is primarily governed by the Ordinance of Foreign Exchange Regulation Act (the “FECA”). Under the FECA, foreign exchange refers to foreign currency, bills and marketable securities. The authority managing the administration of foreign exchange is Ministry of Finance of Republic of China, while the authority managing the practical operation of foreign exchange business is Central Bank of Republic of China. The FECA also specifies the allocated power of Ministry of Finance and Central Bank, respectively. To the extent that any foreign exchange receipts, payments or transactions reaches the threshold of $16,280 (NT$500,000) or equivalent in foreign currency, it must be reported to the Central Bank or its designated authorities. Upon incurrence of any of the following events, the Executive Yuan of Republic of China may determine and announce that for a period of time, to close the foreign exchange market, suspend or restrict all or partial foreign exchange payment, order a mandatory sale or deposit of all or partial foreign exchange into a designed bank, or dispose in any other manner as it deems necessary:

-	When the domestic or foreign economic disorder might endanger the stability of the domestic economy; or

-	When the Republic of China’s balance of payments suffers a severe deficit.

Regulation on Foreign Investment

The current principal regulation governing foreign investment is Statute For Investment By Foreign Nationals (the “providing loan(s) to the invested business referred to in the preceding two Paragraphs for a period exceeding one year”). Under the providing loan(s) to the invested business referred to in the preceding two Paragraphs for a period exceeding one year, investment refers to any activities involving (1) holding shares issued by Taiwan company, or contributing to the capital of Taiwan company; (2) establishing a branch office, a proprietary business or a partnership in the territory of the Taiwan; or (3) providing loan(s) to the invested business referred to in the preceding two Paragraphs for a period exceeding one year. The authority in charge of foreign investment is Ministry of Economic Affairs of Republic of China. The industries in Taiwan are categorized into permitted, restricted and prohibited foreign investment areas. Investors may apply for settlement of exchange in accordance with the annual yield of their investment or the allocation of surplus.

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

-	Rate of income tax. The individual comprehensive income tax exemption threshold is NT$138,000 ($4,493) per person per year. When the cumulative increase in the consumer price index exceeds three percent compared to the index in the previous adjustment year, the income tax exemption amount shall be adjusted accordingly. The adjustment is calculated in increments of one thousand yuan. If the adjustment amount is less than one thousand yuan, it shall be rounded to the nearest hundred yuan. Any income beyond such exemption threshold is subject to a progressive tax rate ranging from 5% to 40%.

-	With respect to enterprise operating for profit, the exemption threshold is NT$120,000 ($3,907). Any income beyond such exemption threshold is subject to 20% tax rate on its taxable income.

-	Sale of goods or service, import of goods in Taiwan shall be subject to Value-Added or Non-Value-Added Business Tax.

-	Rate of business tax. The rate of business tax, except as otherwise prescribed by Value-added and Non-value-added Business Tax Act, ranges from 5% to 10% with the current tax rate being implemented is 5% as determined by the Executive Yuan of Taiwan.

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

According to the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment related Foreign Exchange Administration (“Circular 13”), the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment, including the registration of PRC residents who engage in overseas investment and financing and inbound investment via special purpose vehicles under the Circular 37, is directly reviewed and handled by banks, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration through local banks. The Circular 13 also simplified handling formalities for certain direct investment-related foreign exchange business, for example, simplifying the administration of the confirmation and registration of foreign investors’ contribution under direct investment, canceling the filing of overseas investment foreign exchange, and canceling annual inspection of the direct investment-related foreign exchange.

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

5.A. Operating Results.

We focus on the cultivating and sales of cordyceps products and Cattle camphor mushroom products. The results of operations are shown as follows.

	For the years ended December 31,			2023 VS 2022		2022 VS 2021
	2023	2022	2021	Amount	%	Amount	%
	$	$	$	$		$
Revenue - third parties	755,677	-	-	755,677	N/A	-	N/A
Revenue - related parties	126,856	53,304	-	73,552	137.99%	53,304	N/A
Total revenue	882,533	53,304	-	829,229	1555.66%	53,304	N/A
Cost of revenue - third parties	116,146	13,746	-	102,400	744.94%	13,746	N/A
Total operating costs	116,146	13,746	-	102,400	744.94%	13,746	N/A
Gross profit	766,387	39,558	-	726,829	1837.38%	39,558	N/A
Operating expenses
Research and development expenses	-	118,444	25,052	(118,444)	-100.00%	93,392	372.79%
General and administrative expenses	538,554	336,235	94,335	202,319	60.17%	241,900	256.43%
Income (loss) from operations	227,833	(415,121)	(119,387)	642,954	-154.88%	(295,734)	247.71%
Non-operating(expense) income
Interest (expense) income, net	(39,770)	10	7	(39,780)	-397800.00%	3	42.86%
Other income	2,752	-	-	2,752	N/A	-	N/A
Total non-operating (expense) income, net	(37,018)	10	7	(37,028)	-370280.00%	3	42.86%
Income (loss) before income taxes	190,815	(415,111)	(119,380)	605,926	-145.97%	(295,731)	247.72%
Income tax expense	21,530	-	-	21,530	N/A	-	N/A
Net income (loss) from continuing operations	169,285	(415,111)	(119,380)	584,396	-140.78%	(295,731)	247.72%
Discontinued Operation
Loss from discontinued operation, net of income tax	(282,761)	(304,982)	(371,626)	22,221	-7.29%	66,644	-17.93%
Gain from sale of discontinued operation, net of income tax	865,085	-	-	865,085	N/A	-	N/A
Gain from discontinued operation, net of income tax	582,324	(304,982)	(371,626)	887,306	-290.94%	66,644	-17.93%
Net income (loss)	751,609	(720,093)	(491,006)	1,471,702	-204.38%	(229,087)	46.66%

Revenue

Revenue - third parties of $755,677 during the year ended December 31, 2023 was comprised of Cattle camphor mushroom products sales of $601,570 and cultivation training income of $154,107. Cultivation training income was a one-time transaction, and the Company does not consider cultivation training service or office rent service a reportable segment.

The Company sold Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party, in the amount of $126,856, $53,304, and $0 for the years ended December 31, 2023, 2022, and 2021, respectively. The related party sales increased by $73,552, or 137.99%, for the year ended December 31, 2023.

The Company expanded and developed many third party company or individual customers, as third party sales accounted for 85.63% of the total sales for the current year. There was no third party sales generated for the years ended December 31, 2022 and 2021.

The Company sold cordyceps products totaling $299,881 for the nine months ended September 30, 2023, and $395,481 and $879,318 for the years ended December 31, 2022 and 2021, respectively. These sales were reported in discontinued operations.

Cost of revenue

Total cost of revenue was of $116,146, $13,746 and $$0 for the years of 2023, 2022 and 2021, respectively. Cost of revenue represents the goods purchasing cost. The cost of revenue increased by $102,400 or 744.94%, primarily due to a significant rise in third parties’ sales revenue in 2023.

Gross profit

Our gross profit was $766,387 or 86.84% and $39,558, or 74.21% for the year ended December 31, 2023 and 2022, respectively.

Operating expenses

Research and development expenses decreased from $118,444 to $0 from the year ended December 31, 2022 to the year ended December 31, 2023, primarily because all Cattle mushroom products sold in 2023 were developed by our partner suppliers, and no research and development activities were conducted during the year.

General and administrative expenses increased continuously from $336,235 for the year of 2022 to $538,554 for the year of 2023, representing an increase of $202,319, or 60.17%. This is mainly due to the increase in professional fees and the increase in the number of employees.

Net income (loss)

The Company generated net income of $169,285 and net loss of $415,111 and $119,380 from continued operations for the years ended December 31, 2023, 2022 and 2021, respectively, representing an increase in net income of $584,396 and an increase in net loss of $295,731. The significant turnaround from loss to profit was mainly a result of an increase in gross profit of $726,829 for the year ended December 31, 2023.

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

Depreciation. Our depreciation expenses are mainly driven by the net value of cultivation facilities, transportation equipment and other equipment. Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life from 3 years to 10 years. Any change of the depreciation accounting policy or impairment of our property may affect our operating results.

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

Impact of Covid-19

As a result of the COVID- 19 outbreak in December 2019 and continuing through 2020, 2021 and 2022, the Company’s businesses, results of operations, financial position and cash flows were adversely affected in 2022 with potential continuing impacts on subsequent periods, including but not limited to the material adverse impact on the Company’s revenues as result of the suspension of operations and decline in demand by the Company’s customers.

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

5.B. Liquidity and Capital Resources.

Other than our growing experience in Cattle camphor mushroom products and the growing demand for our products and services for the domestic and oversea markets, both of which we believe may increase our liquidity if they continue, we are not aware of any trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

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

Working Capital Summary

	December 31, 2023	December 31, 2022
Current assets	$327,175	$501,552
Current liabilities	2,966,143	2,521,130
Working Capital	$(2,638,968)	$(2,019,578)
Total deficit	$(151,796)	$(951,334)

As of December 31, 2023, we had $327,175 in current assets and $2,966,143 in current liabilities and the working capital deficit is $2,638,968. In addition, we had total shareholders’ deficit of $151,796 as of December 31, 2023.

As of December 31, 2022, we had $501,552 in current assets and $2,521,130 in current liabilities and the working capital deficit is $2,019,578. In addition, we had total shareholders’ deficit of $951,334 as of December 31, 2022.

Working Capital for both 2023 and 2022 was negative. The working capital deficit for the fiscal year 2023 was due to the signing of an agreement for the purchase of cultivation facilities. According to the agreement, the cultivation facilities are to be delivered in batches during 2023 and 2024, resulting in accounts payable and, consequently, current liabilities in 2023.

Cash flows

	For the years ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities from continuing operations	$321,833	$(394,851)	$(140,647)
Net cash provided by (used in) operating activities from discontinued operations	37,891	73,473	(224,716)
Net cash used in investing activities from continuing operations	(319,487)	-	(100,000)
Net cash provided by (used in) investing activities from discontinued operations	(333)	(475)	(10,815)
Net cash provided by financing activities from continuing operations	14,643	309,263	328,258
Net cash (used in) provided by financing activities from discontinued operations	(46,851)	(63,476)	246,246
Effect of exchange rate changes on cash and cash equivalents	(692)	(7,518)	1,064
Net increase (decrease) in cash and cash equivalents	$7,004	$(83,584)	$99,390

Operating activities:

We had net cash flow of $ $321,833 provided by operating activities for the year ended December 31, 2023, which was mainly resulted from our net income of $169,285, property depreciation of $56,757, operating lease expense of $81,203, an increase of $182,849 in account payable, and the cash flow provided by discontinued operation of $37,891, offset by an increase in consumptive biological assets of $192,634 due to the increase in sales, an increase in prepaid taxes of $104,788, and payment for operating lease liability of $80,540.

We had a negative cash flow from operations of $321,378 for the year ended December 31, 2022, which was mainly resulted from our net loss of $415,111, an increase of $4,230 in prepaid expenses, a decrease of $56,666 in operating lease liability due to the payment of rent, offset by the cash provided by discontinued operation of $73,473, operating lease expense of $56,666 and depreciation of $24,490.

We had a negative cash flow from operations of $365,363 for the year ended December 31, 2021, which was mainly resulted from our net loss of $119,380, the cash used in discontinued operation of $224,716, a decrease of $4,932 in operating lease liability due to the payment of rent, and an increase of $10,452 in other receivable, a decrease of $10,815 in interest expense accrued for related parties, offset by operating lease expense of $4,932.

Investment activities:

We had net cash flow of $ $319,820 used in investment activities for the year ended December 31, 2023, which was due to the cash outflow of $319,487 for purchasing property and equipment and the cash used in discontinued operation of $333.

We had a negative cash flow from investment of $475 for the year ended December 31, 2022, which was resulted from the discontinued operations.

We had net cash flow of $ $110,815 used in investment activities for the year ended December 31, 2021, which was due to the cash outflow for purchasing property and equipment of $100,000, and the cash used in discontinued operation of $10,815.

Financing activities:

We had a negative cash flow from financing activity of $32,208 during the year ended December 31, 2023, which was resulted from the proceeds from related party of $14,643, offset by cash used in discontinued operations of $46,851.

We had a positive cash flow from financing activity of $245,787 for the year ended December 31, 2022, which was resulted from proceeds from related parties of $309,263, offset by the cash used in discontinued operation of $63,476.

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

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2023, 2022 and 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934.

Contractual Obligations and Commitments

As of December 31, 2023, 2022 and 2021, we did not have any contractual obligations.

5.E. Critical Accounting Policies.

Our significant accounting policies are described in the notes to our financial statements for the years ended December 31, 2023, 2022 and 2021, and are included elsewhere in this annual statement.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officer and director as of the date hereof:

Name	Age	Position(s)
Szu Hao Huang	45	Director, CEO and CFO
Yenhung Liu	53	Director

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

Compensation of Director and Executive Officer

For the fiscal year ended December 31, 2023, 2022, and 2021, we paid $25,502, $0 and $0 as compensation to our CEO, CFO and Directors.

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

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Related Party Transactions

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Mr. Szuhao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director of the Company
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu
Gasar Biotechnology Co., Ltd	A company managed by Mr. Szuhao Huang,
Foshan Xiongluyu Tea Co., Ltd.	A company whose legal representative is Mrs. Xiangtao Yao

(1)	Due to related parties

	December 31,	December 31,
	2023	2022
Mr. Szuhao Huang	$36,302	$-

The amounts due to related parties described above were for working capital purposes, payable on demand, and bear no interest.

(2)	Sales to related parties

	Year Ended December 31,
	2023	2022	2021
Gasar Biotechnology Co., Ltd.	$126,856	$53,304	$-

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

Foreign exchange regulation in Taiwan is primarily governed by the Foreign Exchange Regulation Act (the “FECA”). Under the FECA, foreign exchange refers to foreign currency, bills and marketable securities. The authority managing the administration of foreign exchange is Ministry of Finance of Republic of China, while the authority managing the practical operation of foreign exchange business is Central Bank of Republic of China. The FECA also specifies the allocated power of Ministry of Finance and Central Bank, respectively. To the extent that any foreign exchange receipts, payments or transactions reaches the threshold of $16,280 (NT$500,000) or equivalent in foreign currency, it must be reported to the Central Bank or its designated authorities. Upon incurrence of any of the following events, the Executive Yuan of Republic of China may determine and announce that for a period of time, to close the foreign exchange market, suspend or restrict all or partial foreign exchange payment, order a mandatory sale or deposit of all or partial foreign exchange into a designed bank, or dispose in any other manner as it deems necessary:

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

For any individual having income from sources in the Taiwan, the individual income tax shall be levied in accordance with this Act on his income derived from sources in the Taiwan; Unless otherwise provided in this Act, in the case of an individual who is a nonresident in the Taiwan but who has derived income from sources in the Taiwan, income tax payable by him on all such income shall be withheld and paid at the respective sources.

The enterprise with head office located in Taiwan shall pay profit-seeking income tax on its global income both within and outside Taiwan; while the enterprises with head office outside Taiwan shall only pay profit-seeking income tax on its business income sourced from within Taiwan.

-	Rate of income tax. The individual comprehensive income tax exemption threshold is NT$138,000 ($4,493) per person per year. When the cumulative increase in the consumer price index exceeds three percent compared to the index in the previous adjustment year, the income tax exemption amount shall be adjusted accordingly. The adjustment is calculated in increments of one thousand yuan. If the adjustment amount is less than one thousand yuan, it shall be rounded to the nearest hundred yuan. Any income beyond such exemption threshold is subject to a progressive tax rate ranging from 5% to 40%.

-	With respect to enterprise operating for profit, the exemption threshold is NT$120,000 ($3,907). Any income beyond such exemption threshold is subject to 20% tax rate on its taxable income.

-	Sale of goods or service, import of goods in Taiwan shall be subject to Value-Added or Non-Value-Added Business Tax.

-	Rate of business tax. The rate of business tax, except as otherwise prescribed by Value-added and Non-value-added Business Tax Act, ranges from 5% to 10% with the current tax rate being implemented is 5% as determined by the Executive Yuan of Taiwan.

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

Item 16C. Principal Accountant Fees and Services

KCCW Accountancy Corp. was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended December 31, 2023. Audit services provided by KCCW Accountancy Corp. for the fiscal year ended December 31, 2023 included the examination of the consolidated financial statements of the Company.

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

Year Ended December 31,
Services	2023
US$
Audit Fees (1) - KCCW Accountancy Corp.	42,500
Audit Fees(1) - TPS Thayer, LLC (2)	70,000
Total	112,500

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Keith K Zhen CPA, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2022	2021
	US$	US$
Audit Fees(1) - Keith K Zhen CPA	80,000	80,000
Total	80,000	80,000

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

Note 2: TPS Thayer, LLC was initially engaged as the Company’s independent registered public accounting firm to audit the consolidated financial statements for the fiscal year ended December 31, 2023. However, the Company elected not to use TPS Thayer, LLC’s audit report for inclusion in this Annual Report on 20-F/A. TPS Thayer, LLC was dismissed as the Company’s auditor on December 2, 2024.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

September 2023 Change of Auditor

On September 28, 2023, the Company notified its independent registered public accounting firm, Keith K Zhen CPA its decision to dismiss Keith K Zhen CPA as the Company’s auditor. The reports of Keith K Zhen CPA on the financial statements of the Company for the fiscal years ended December 31, 2022, 2021 and 2020 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2022, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company. During the Company’s most recent fiscal year ended December 31, 2022 and through September 28, 2023, the date of dismissal, (a) there were no disagreements with Keith K Zhen CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Keith K Zhen CPA, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Cordyceps Sunshine Biotech Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 269315), as amended, initially filed with the SEC on July 5, 2024)

4.1	Form of Private Placement Subscription Agreement for Regulation S investors (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.2	Employment Agreement by and between the Registrant and Szu Hao Huang dated May 6, 2020 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.3	Director Offer Letter with Yenhung Liu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.4	Translation of Patent Exclusive Licensing Agreement (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F (File No. 269315), as amended, initially filed with the SEC on July 5, 2024)

4.5	Translation of Purchase Agreement for Cattle Camphor Mushroom Carrier Assets (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 269315), as amended, initially filed with the SEC on July 5, 2024)

4.6	Translation of Office Lease Agreement (6F, No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City)(incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 269315), as amended, initially filed with the SEC on July 5, 2024)

4.7	Translation of Office Lease Agreement (1st and 2nd Floor, No. 276, Section 1, Dihua Street, Datong District, Taipei City) (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 269315), as amended, initially filed with the SEC on July 5, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our annual report on Form 20-F (File No. 269315), as amended, initially filed with the SEC on July 5, 2024)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 269315), as amended, initially filed with the SEC on July 5, 2024)

12.1+	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2+	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1+	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2+	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1+	Consent of Keith K Zhen CPA

23.2+	Consent of KCCW Accountancy Corp.

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 269315), as amended, initially filed with the SEC on July 5, 2024)

101.INS+	Inline XBRL Instance Document.

101.SCH+	Inline XBRL Taxonomy Extension Schema Document.

101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB+	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104+	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cordyceps Sunshine Biotech Holdings Co., Ltd.

By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Chief Executive Officer

Date: September 23, 2025

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

We have served as the Company’s auditor since 2022. In 2023, we became the predecessor auditor

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Cordyceps Sunshine Biotech Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cordyceps Sunshine Biotech Holding Co., Ltd. (the “Company”) as of December 31, 2023, the related statements of income and comprehensive income (loss), changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the consolidated financial statements as of and for the year ended December 31, 2023, as originally audited by a predecessor auditor and reported before restatement, have been restated to correct certain misstatements.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has an accumulated deficit and significant working capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 3. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Valuation of Long-lived Assets for impairment – Cultivation Facilities

As discussed in Note 2 and 7 to the consolidated financial statements, the Company assessed $2.7 million of long-lived assets associated with its cultivation facilities for recoverability. The Company performed a recoverability assessment in which the carrying value was compared to estimated undiscounted cash flows over the remaining useful life of the primary assets. Key assumptions in the analysis include revenue projections, including the estimated quantity of production of taiwanofungus products and the market price.

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

Diamond Bar, California

June 13, 2025

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	December 31, 2023	December 31, 2022
Assets	(Restated)
Current assets
Cash and cash equivalents	$23,104	$6,628
Advances and prepayments to suppliers	-	4,101
Consumptive biological assets	195,359	-
Prepaid taxes	106,270	-
Other current assets	2,442	9,502
Assets of discontinued operations - current	-	481,321
Total current assets	327,175	501,552
Property and equipment, net	2,814,766	75,510
Operating lease right-of-use assets	195,775	178,166
Other assets	14,066	-
Assets of discontinued operations - non-current	-	1,349,625
Total assets	$3,351,782	$2,104,853

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	$185,434	$-
Accrued expenses	26,889	-
Income tax payable	21,835	-
Other payable	2,605,592	-
Due to related parties	36,302	-
Operating lease liabilities - current portion	90,091	57,109
Other current liabilities	-	1,378,277
Liabilities of discontinued operations - current	-	1,085,744
Total current liabilities	2,966,143	2,521,130
Long-term loans payable	431,079	414,000
Operating lease liabilities - noncurrent portion	106,356	121,057
Total liabilities	3,503,578	3,056,187

Commitments and contingencies

Stockholders’ deficit
Ordinary shares, $0.0001 par value, 500,000,000 authorized, 111,120,000 shares issued and outstanding as of both December 31, 2023 and 2022	11,112	11,112
Additional paid-in capital	221,288	221,288
Accumulated deficit	(472,966)	(1,224,575)
Accumulated other comprehensive income	88,770	40,841
Total stockholders’ deficit	(151,796)	(951,334)

Total liabilities and stockholders’ deficit	$3,351,782	$2,104,853

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. Dollars, except for the number of shares)

	Year Ended December 31,
	2023	2022	2021
	(Restated)
Revenue
Revenue - products sales	$601,570	$-	$-
Revenue - training	154,107	-	-
Revenue - related parties	126,856	53,304	-
Total revenue	882,533	53,304	-

Cost of revenue - third parties	116,146	13,746	-
Total cost of revenue	116,146	13,746	-

Gross profit	766,387	39,558	-
Operating expenses
Research and development expenses	-	118,444	25,052
General and administrative expenses	538,554	336,235	94,335
Total operating expenses	538,554	454,679	119,387

Income (loss) from operations	227,833	(415,121)	(119,387)

Non-operating (expense) income
Interest (expense) income, net	(39,770)	10	7
Other income	2,752	-	-
Total non-operating (expense) income, net	(37,018)	10	7
Income (loss) before income taxes	190,815	(415,111)	(119,380)
Income tax expense	21,530	-	-
Net income (loss) from continuing operations	169,285	(415,111)	(119,380)

Discontinued operation
Loss from discontinued operation, net of income tax	(282,761)	(304,982)	(371,626)
Gain from sale of discontinued operation, net of income tax	865,085	-	-
Gain (loss) from discontinued operation, net of income tax	582,324	(304,982)	(371,626)

Net income (loss)	751,609	(720,093)	(491,006)
Foreign currency translation	47,929	44,572	(4,395)
Comprehensive income (loss)	$799,538	$(675,521)	$(495,401)

Earnings (loss) per common share
Continuing operations - basic and diluted	$0.00	$(0.00)	$(1.19)
Discontinued operations - basic and diluted	0.01	(0.00)	(3.72)
Net income (loss) per common share - basic and diluted	$0.01	$(0.01)	$(4.91)

Weighted average number of common shares outstanding:
Basic and diluted	111,120,000	104,417,534	100,000

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Common	Shares	Additional		Accumulated Other
	Number of shares	Amount	Stock to be issued	Subscription Receivable	paid-in capital	Accumulated Deficit	Comprehensive Income (Loss)	Total
Balance, December 31, 2020	100,000,000	$10,000	$-	$(10,000)	$-	$(13,476)	$664	$(12,812)
Receipt of share subscription receivable	-	-	-	10,000	-	-	-	10,000
Proceeds from share subscription	-	-	222,400	-	-	-	-	222,400
Net loss	-	-	-	-	-	(491,006)	-	(491,006)
Foreign currency translation	-	-	-	-	-	-	(4,395)	(4,395)
Balance, December 31, 2021	100,000,000	10,000	222,400	-	-	(504,482)	(3,731)	(275,813)
Issuance of ordinary shares for share subscription previously received	11,120,000	1,112	(222,400)	-	221,288	-	-	-
Net loss	-	-	-	-	-	(720,093)	-	(720,093)
Foreign currency translation	-	-	-	-	-	-	44,572	44,572
Balance, December 31, 2022	111,120,000	11,112	-	-	221,288	(1,224,575)	40,841	(951,334)
Net income (restated)	-	-	-	-	-	751,609	-	751,609
Foreign currency translation (restated)	-	-	-	-	-	-	47,929	47,929
Balance, December 31, 2023 (restated)	111,120,000	$11,112	$-	$-	$221,288	$(472,966)	$88,770	$(151,796)

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2023	2022	2021
	(Restated)
Cash Flows from Operating Activities
Net income (loss)	$169,285	(415,111)	(119,380)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	56,757	24,490	-
Operating lease expense	81,203	56,666	4,932
Non-cash interest expense	33,241	-	(10,815)
Net changes in operating assets and liabilities:
Increase in other receivables	(2,408)	-	(10,452)
Increase in consumptive biological assets	(192,634)	-	-
Increase in prepaid taxes	(104,788)	-	-
Increase in other current assets	(449)	(4,230)	-
Increase in accounts payable	182,849	-	-
Increase in accrued expenses	26,514	-	-
Increase in other payable	131,273	-	-
Increase in income taxes payable	21,530	-	-
Payment for operating lease liabilities	(80,540)	(56,666)	(4,932)
Net cash provided by (used in) operating activities from continuing operations	321,833	(394,851)	(140,647)
Net cash provided by (used in) operating activities from discontinued operations	37,891	73,473	(224,716)
Net cash provided by (used in) operating activities	359,724	(321,378)	(365,363)

Cash Flows from Investing Activities
Purchase of property and equipment	(319,487)	-	(100,000)
Net cash used in investing activities from continuing operations	(319,487)	-	(100,000)
Net cash used in investing activities from discontinued operations	(333)	(475)	(10,815)
Net cash used in investing activities	(319,820)	(475)	(110,815)

Cash Flows from Financing Activities
Proceeds from common stock subscription	-	-	232,400
Proceeds from related parties	14,643	309,263	178,607
Repayment to related parties	-	-	(82,749)
Net cash provided by financing activities from continuing operations	14,643	309,263	328,258
Net cash (used in) provided by financing activities from discontinued operations	(46,851)	(63,476)	246,246
Net cash (used in) provided by financing activities	(32,208)	245,787	574,504

Effect of exchange rate changes on cash and cash equivalents	(692)	(7,518)	1,064

Net increase (decrease) in cash and cash equivalents	7,004	(83,584)	99,390

Cash and Cash Equivalents
Beginning of period	16,100	99,684	294
Ending of period	$23,104	$16,100	$99,684
Less: Cash from discontinued operation	-	9,472	197
Cash from continuing operation, end of period	$23,104	$6,628	$99,487

Supplemental Disclosure of Cash Flows
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

Non-cash investing and financing activities
Recognition of lease assets and liabilities	$114,712	$-	$261,351
Termination of lease assets and liabilities	$-	$19,873	$-
Accrued liability for property and equipment	$2,437,980	$-	$-
Sale of subsidiaries in exchange for debt cancellation	$1,152,329	$-	$-

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

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company,and its Taiwan branch and its subsidiary, Taiwanofungus HK. All significant intercompany accounts and transactions have been eliminated.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. For certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable, long term loan and other payables, the carrying amounts approximate their fair values due to the short maturities.

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

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property and equipment primarily consist of cultivation equipment, office equipment, furniture, tools and vehicle. Cultivation equipment, office equipment, furniture, tools and vehicle are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Buildings and cultivation facilities	10 years
Office equipment and furniture	The less of 5 years or lease term
Vehicle	4 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the year ended December 31, 2023. The Company recorded a fixed asset impairment of $1,177 for the discontinued operation in the year ended December 31, 2022.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets incurred for the years ended December 31, 2023, 2022 and 2021.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development Expenses

Research and development expenses relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred in accordance with the FASB ASC 730, “Research and Development.” Research and development costs in continued operation were $0, $118,444, and $25,052 for the years ended December 31, 2023, 2022, and 2021, respectively.

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. The component of accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments. The accumulated other comprehensive income was $88,770 and $40,841 as of December 31, 2023 and 2022, respectively.

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

Revenue for the sale of products primarily include the sale of taiwanofungus products. The Company’s sales arrangements do not contain variable consideration. The Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied, and control of the products has been transferred to the customer. For the vast majority of the Company’s product sales, the performance obligations and control of the products transfer to the customer when products are delivered and customer acceptance is made.

The Company’s return policy allows for the return of damaged or defective products, and the Company absorbs the shipping fee for the return. The Management believes the return is immaterial because the customers inspect and accept the goods upon delivery or pick up. There were no return for the years ended December 31, 2023, 2022, and 2021.

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

Restatement of Consolidated Financial Statements

During the audit of the Company’s consolidated financial statements for the year ended December 31, 2024, the Company discovered that the previously filed consolidated financial statements for the year ended December 31, 2023 should no longer be relied upon and a restatement is required for the previously issued consolidated financial statements. The Company discovered certain errors and the restatement of financial statements was necessary to correct the following: (1) clerical error of operating lease right-of-use assets, lease liabilities, and the related lease expenses, payments, and non-cash disclosure ; (2) the estimate of income tax expense, payable, and deferred tax assets; (3) the classification of the revenue and cost of revenue with related parties; (4) cash flows of discontinued operations; (5) non-cash cash flow disclosures for the Accrued liability for property and equipment and Sale of subsidiaries in exchange for debt cancellation; (6) other adjustments including accruals of certain expenses and other income.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For the year ended December 31, 2023, the following tables shows the effects, by financial statement line item, on the Company’s Consolidated Balance Sheet, Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows of the corrections as described above:

Consolidated Balance Sheet

	As of December 31, 2023
	Previously
	reported	Adjustments	Restated
Assets
Current assets
Cash and cash equivalents	$15,278	$7,826	$23,104
Consumptive biological assets	195,359	-	195,359
Prepaid taxes	106,270	-	106,270
Other current assets	14,066	(11,624)	2,442
Total current assets	330,973	(3,798)	327,175
Property and equipment, net	2,814,766	-	2,814,766
Operating lease right-of-use assets	233,697	(37,922)	195,775
Deferred tax assets	42,818	(42,818)	-
Other assets	-	14,066	14,066
Total assets	$3,422,254	$(70,472)	$3,351,782

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	$-	$185,434	$185,434
Accrued expenses	26,889	-	26,889
Income tax payable	-	21,835	21,835
Other payable	2,781,520	(175,928)	2,605,592
Due to related parties	14,202	22,100	36,302
Operating lease liabilities – current portion	106,309	(16,218)	90,091
Total current liabilities	2,928,920	37,223	2,966,143
Long-term loans payable	431,079	-	431,079
Operating lease liabilities – noncurrent portion	140,986	(34,630)	106,356
Total Liabilities	3,500,985	2,593	3,503,578

Commitments and contingencies

Stockholders’ deficit
Ordinary shares	11,112	-	11,112
Additional paid-in capital	221,288	-	221,288
Accumulated deficit	(400,715)	(72,251)	(472,966)
Accumulated other comprehensive income	89,584	(814)	88,770
Total stockholders’ deficit	(78,731)	(73,065)	(151,796)

Total liabilities and stockholders’ deficit	$3,422,254	$(70,472)	$3,351,782

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidated Statements of Income and Comprehensive Income

	Year Ended December 31, 2023
	Previously
	reported	Adjustments	Restated
Revenue - products sales	$606,615	$(5,045)	$601,570
Revenue - training	154,107	-	154,107
Revenue - related parties	121,811	5,045	126,856
Total revenue	882,533	-	882,533

Cost of revenue - third parties	86,240	29,906	116,146
Cost of revenue - related parties	29,906	(29,906)	-
Total cost of revenue	116,146	-	116,146

Gross profit	766,387	-	766,387

Operating expenses:
Research and development expenses	-	-	-
General and administrative expenses	541,003	(2,449)	538,554
Total operating expenses	541,003	(2,449)	538,554

Income from operations	225,384	2,449	227,833

Non-operating income (expense)
Interest (expense) income, net	(26,528)	(13,242)	(39,770)
Other income	459	2,293	2,752
Total non-operating expense, net	(26,069)	(10,949)	(37,018)
Income before income taxes	199,315	(8,500)	190,815
Income tax expense (benefit)	(42,221)	63,751	21,530
Net income from continuing operations	241,536	(72,251)	169,285

Discontinued operation
Loss from discontinued operation, net of income tax	(282,761)	-	(282,761)
Gain from sale of discontinued operation, net of income tax	865,085	-	865,085
Gain from discontinued operation, net of income tax	582,324	-	582,324

Net income	823,860	(72,251)	751,609
Foreign currency translation	48,743	(814)	47,929
Comprehensive income	$872,603	$(73,065)	$799,538

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidated Statements of Cash Flows

	Year Ended December 31, 2023
	Previously
	reported	Adjustments	Restated
Cash Flows from Operating Activities
Net income	$241,536	$(72,251)	$169,285
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	56,757	-	56,757
Operating lease expense	86,216	(5,013)	81,203
Deferred income taxes	(42,221)	42,221	-
Non-cash interest expense	-	33,241	33,241
Changes in operating assets and liabilities:
Increase in consumptive biological assets	(192,634)	-	(192,634)
Increase in prepaid taxes	-	(104,788)	(104,788)
Increase in other receivables and other assets	(13,870)	11,013	(2,857)
Increase in accounts payable	-	182,849	182,849
Increase in accrued expenses	26,514	-	26,514
Increase in other payable	87,846	43,427	131,273
Increase in income taxes payable	-	21,530	21,530
Payment for operating lease liabilities	(72,808)	(7,732)	(80,540)
Interest expense accrued	18,804	(18,804)	-
Net cash provided by operating activities from continuing operations	196,140	125,693	321,833
Net cash provided by operating activities from discontinued operations	128,549	(90,658)	37,891
Net cash provided by operating activities	324,689	35,035	359,724

Cash Flows from Investing Activities
Purchase of property and equipment	(207,374)	(112,113)	(319,487)
Net cash used in investing activities from continuing operations	(207,374)	(112,113)	(319,487)
Net cash (used in) provided by investing activities from discontinued operations	85,816	(86,149)	(333)
Net cash used in investing activities	(121,558)	(198,262)	(319,820)

Cash Flows from Financing Activities
Proceeds from related parties	14,643	-	14,643
Net cash provided by financing activities from continuing operations	14,643	-	14,643
Net cash used in financing activities from discontinued operations	(274,271)	227,420	(46,851)
Net cash used in financing activities	(259,628)	227,420	(32,208)

Effect of exchange rate changes on cash and cash equivalents	55,738	(56,430)	(692)

Net increase (decrease) in cash and cash equivalents	(759)	7,763	7,004

Cash and Cash Equivalents
Beginning of period	16,100	-	16,100
Ending of period	$15,341	$7,763	$23,104
Less: Cash from discontinued operation	63	(63)	-
Cash from continuing operation, end of period	$15,278	$7,826	$23,104

Non-cash investing and financing activities:
Recognition of lease assets and liabilities	$163,656	$(48,944)	$114,712
Accrued liability for property and equipment	$-	$2,437,980	$2,437,980
Sale of subsidiaries in exchange for debt cancellation	$-	$1,152,329	$1,152,329

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

The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern. The Company incurred net income of $751,609 for the year ended December 31, 2023. As of December 31, 2023, the Company had an accumulated deficit of $472,966. In addition, the Company has relatively limited operating history. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

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

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 4 - DISCONTINUED OPERATIONS (continued)

The carrying amount of the major classes of assets and liabilities of discontinued operation as of September 30, 2023 and December 31, 2022 consist of the following:

	September 30,	December 31,
	2023	2022
Assets of discontinued operation:
Current Assets:
Cash and cash equivalents	$63	$9,472
Accounts receivable, net	2,790	149,510
Others receivable	3,189	3,378
Advances and prepayments to suppliers	3,860	5,431
Inventory	45,803	313,530
Subtotal current assets from discontinued operation	55,705	481,321
Property, plant and equipment, net	1,180,994	1,349,625
Total assets from discontinued operation	$1,236,699	$1,830,946

Liabilities of discontinued operation:
Current Liabilities:
Accounts payable	$766,138	$751,135
Accounts payable - related party	-	263,628
Accrued expenses	82,915	62,754
Other current liabilities	100,402	8,227
Subtotal current liabilities	949,455	1,085,744
Total liabilities of discontinued operation	$949,455	$1,085,744

The summarized operating result of discontinued operations included in the Company’s consolidated statements of operations consist of the following:

	For the nine months ended	For the Year ended
	September 30,	December 31,	December 31,
	2023	2022	2021

Sales	$299,881	$395,481	$879,318
Costs of goods sold	349,810	501,711	1,055,530
Gross loss	(49,929)	(106,230)	(176,212)
Selling expenses	-	3,441	27,298
General and administrative expenses	232,890	117,910	154,283
Total operating expenses	232,890	121,351	181,581
Other income (expenses)	58	(76,609)	(13,482)
Loss before income tax	(282,761)	(304,190)	(371,275)
Income tax expense	-	792	351
Loss from discontinued operation	(282,761)	(304,982)	(371,626)
Gain from disposal, net of tax	865,085	-	-
Total gain (loss) from discontinued operations, net of income taxes	$582,324	$(304,982)	$(371,626)

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

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 5 - CONSUMPTIVE BIOLOGICAL ASSETS

The following is the breakdown of consumptive biological assets

	December 31,	December 31,
	2023	2022
Consumptive biological assets	$195,359	$-

Consumptive biological assets is the nutrient solutions for cultivating Taiwanofungus.

Note 6 - PREPAID TAXES

Prepaid taxes as of December 31, 2023 and 2022, consist of prepaid value added tax (“VAT”) in the amount of $106,270 and $0, respectively, which can be used to offset VAT payable when the Company incurs sales.

Note 7 - PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2023	2022
Cultivation facilities	$2,734,357	$-
Vehicles	48,515	-
Office equipment and furniture	113,597	100,000
Total	2,896,469	100,000
Less: Accumulated depreciation	(81,703)	(24,490)
Total property, plant and equipment, net	$2,814,766	$75,510

Depreciation expense charged to operations was $56,757 and 24,490 for the years ended December 31, 2023 and 2022, respectively.

Note 8 - LEASE

The Company has no finance leases. The Company’s leases primarily include office and retail store. The Company’s operating leases have remaining lease terms of approximately 2.16 years.

	December 31, 2023	December 31, 2022
ASSETS
Operating lease right-of-use assets	$195,775	$178,166
LIABILITIES
Operating lease liabilities - current	90,091	57,109
Operating lease liabilities - noncurrent	106,356	121,057

Supplemental Information

The following provides details of the Company’s lease expenses:

	Year Ended December 31,
	2023	2022	2021
Operating lease expenses	$81,203	$52,507	$4,452

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 8 - LEASE (continued)

Other information related to leases is presented below:

	Year Ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of operating lease liabilities
Operating cash flows from operating leases	$80,540	$56,666	$4,932
Weighted Average Remaining Lease Term:
Operating leases	2.17 years	3.00 years	4.00 years

Weighted Average Discount Rate:
Operating leases	3.22%	3.22%	3.22%

The minimum future annual payments under non-cancellable leases during the next five years and thereafter, at rates now in force, are as follows:

Operating leases
2024	$95,093
2025	94,963
2026	13,545
Total future minimum lease payments, undiscounted	203,601
Less: Imputed interest	(7,154)
Present value of future minimum lease payments	$196,447

Note 9 - ACCOUNT PAYABLE

The Company had accounts payable of $185,434 and $0 as of December 31, 2023 and 2022, respectively.

Accounts payable are payable for the purchase of consumptive biological assets.

Note 10 - OTHER PAYABLE

	December 31,	December 31,
	2023	2022
Payable for cultivation facilities purchase	$2,596,086	$-
Other	9,506	-
Total	$2,605,592	$-

Note 11 - OTHER CURRENT LIABILITIES

The other current liabilities of $1,378,277 as of December 31, 2022 represents the balance due to Mr. Xusheng Niu.

On July 5, 2023, the Company entered into an agreement with Mr. Xusheng Niu, and its subsidiary, Chengdu Skyherb, on transferring all of the account records of borrowing and repayment transactions and related interest between Mr. Xusheng Niu and Chengdu Skyherb, from Chengdu Skyherb to Cordyceps Sunshine Cayman. According to the agreement, Cordyceps Sunshine Cayman replaced Chengdu Skyherb in assuming all previous debts and claims with Mr. Xusheng Niu.

On September 28, 2023, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong), in exchange for cancelling the debt in a total amount of $1,152,328.5 (RMB8,411,156.95). Please refer to Note 4 for detail.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 12 - RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Mr. Szuhao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director of the Company
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu
Gasar Biotechnology Co., Ltd	A company managed by Mr. Szuhao Huang,
Foshan Xiongluyu Tea Co., Ltd.	A company whose legal representative is Mrs. Xiangtao Yao

(1) Due to related parties

	December 31,	December 31,
	2023	2022
Mr. Szuhao Huang	$36,302	$-

The amounts of due to related parties described above were for working capital purposes, payable on demand, and bear no interest.

(2) Sales to related parties

	Year Ended December 31,
	2023	2022	2021
Gasar Biotechnology Co., Ltd.	$126,856	$53,304	$-

Note 13 - LONG-TERM LOANS PAYABLE

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

The outstanding balance of these loans amounted to $431,079 and $414,000 as of December 31, 2023 and 2022, respectively.

Note 14 - INCOME TAXES

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

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 14 - INCOME TAXES (continued)

The components of the provision for income taxes for the year ended December 31, 2023, 2022, and 2021 consisted of the following:

	For the Year Ended December 31,
	2023	2022	2021
Current:
Taiwan	$21,530	$-	$-
Total current	21,530	-	-
Deferred:
Taiwan	-	-	-
Total deferred	-	-	-
Total income tax expense	$21,530	$-	$-

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	2023	2022	2021
Statutory income tax (benefit) expense*	24.38%	(18.82)%	(3.43)%
Temporary differences	(13.10)%	-%	-%
Valuation allowance	-%	18.82%	3.43%
Total	11.28%	-%	-%

*	The basis for computing the applicable tax rate are the rates applicable in the respective countries where the Company’s branch and entities operate.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2023, 2022, and 2021.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

Note 15 - CONCENTRATIONS, RISKS AND UNCERTAINTIES

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

The concentration on customers’ sales is as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	Amount %		Amount %		Amount %
Customer A - related party	$126,856	14.37%	$53,304	100.00%	$-	-%

The concentration on suppliers’ purchases is as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	Amount %		Amount %		Amount %
Supplier A	$116,146	100.00%	$13,746	100.00%	$-	-%

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. The Company held cash and cash equivalents which were deposited in financial institutions located in Mainland China, and each bank account is insured by the local government authority with the maximum limit of RMB 500,000 (equivalent to approximately $71,821). The Company also held cash and cash equivalents which were deposited in financial institutions located in Taiwan, and each bank account is insured by the local government authority with the maximum limit of TWD 3,000,000 (equivalent to approximately $108, 147).To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and the Company also continually monitors their credit worthiness. As of December 31, 2023 and 2022, the Company had no cash in excess of the insured amount. The Company has not experienced any losses in such accounts.

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

Note 14 - SUBSEQUENT EVENTS

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. The Company evaluated subsequent events through June 13, 2025, the date which the financial statements were issued, and determined that there are no material subsequent events that require disclosure.