Form 20-F
period 2025-12-31
Cordyceps Sunshine Biotech Holdings Co., Ltd.
filed 2026-05-15
CIK 1885680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 111,120,000 Ordinary Shares issued and outstanding as of December 31, 2025.

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

INTRODUCTION

Professional terms in the annual report are defined as follows:

●

“Cattle camphor mushroom”, also known as Antrodia Cinnamomum or Taiwanofungus, is a species of fungus, indigenous to Taiwan, which grows on the endemic aromatic tree Cinnamomum kanehirae, causing a brown heart rot.

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

3.D. Risk Factors

Risk Factor Summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Doing Business in Taiwan

Risks and uncertainties related to doing business in Taiwan, beginning on page 3 of this annual report, include but are not limited to the following:

●	We are subject to export regulations in Taiwan, and any adverse regulatory action may materially adversely affect our financial condition and business operations.

●	Instability in international markets or foreign currency fluctuations could adversely affect our results of operations.

●	We depend on single-source suppliers for some of the products we sell.

●	Laws and regulations that could affect the business in which we operate may be enacted, which could result in a delay or cessation of our marketing and sales activities, or the imposition of additional costs that could hinder our ability to achieve and maintain profitable operations.

●	Because we sell and distribute all of our products outside of the U.S., the Company is subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect the Company’s revenue and cost of doing business in Taiwan.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry, beginning on page 4 of this annual report, include but are not limited to the following:

●	Our current business is significantly based on a few products, which currently account for most of our revenues, and we may not be able to generate significant revenue if these products fail.

●	Our sales and reputation may be affected by product liability claims, product recalls, pest contamination risks, or adverse publicity in relation to our products.

●	Our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

●	We had only one major supplier who supplied us the raw materials for our products for the fiscal years ended December 31, 2025, 2024, and 2023.

●	We may require substantial additional funding in the future for our ability to continue as a going concern. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.

Risks Relating to Our Ordinary Shares

Risks and uncertainties relating to our ordinary shares, beginning on page 7 of this annual report, include but are not limited to the following:

●	The highly concentrated ownership and voting power of the Company may impact shareholders’ interests in the Company.

●	We have incurred increased costs as a result of being a public company; we will incur more cost after we cease to qualify as an “emerging growth company.”

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	The market price for the ordinary shares may be volatile.

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

Some of our products are currently provided by only one vendor or a single-source supplier. In addition, we do not have long-term contracts with our third-party suppliers of some of the products we sell, and we do not carry a significant inventory of most of our products. Establishing additional or replacement suppliers for these products could take a substantial amount of time.

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

We sell and distribute all of our products outside the U.S. U.S. or Asian economic downturns may affect our results of operations in the future. Additionally, other facts relating to the operations of the Company’s business outside of the U.S. may have a material adverse effect on the Company’s business, financial condition and results of operations, including:

●	international economic and political changes;

●	the imposition of governmental controls or changes in government regulations, including tax laws, regulations, tariffs and treaties;

●	changes in, or impositions of, legislative or regulatory requirements regarding the nutraceutical industry;

●	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act and export control laws;

●	restrictions on transfers of funds and assets between jurisdictions; and

●	China-Taiwan geo-political instability and China-U.S. political instability.

As the Company continues to operate its business globally, its success will depend, in part, on its ability to anticipate and effectively manage these risks. The impact of any one or more of these factors could materially and adversely affect the Company’s business, financial condition and results of operations.

Risks Relating to Our Business and Industry

Our current business is significantly based on a few products, which currently account for most of our revenues, and we may not be able to generate significant revenue if these products fail.

Most of our sales for the fiscal years ended December 31, 2025, 2024 and 2023 came from a few products, the Cattle camphor mushroom and the Cordyceps, and our business may suffer a material adverse impact if our manufacture and sale of the Cattle camphor mushroom is disrupted due to supply chain disruption, extreme weather conditions, change in demand, heightened regulatory requirements. If we experience difficulties or obstacles in the manufacture and sale of the Cattle camphor mushroom, we may not be able to generate significant revenues or any revenue at all, our business may fail, and you may lose all or part of your investment in our company.

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

Cattle camphor mushroom falls under the category of food products in Taiwan, which is governed by the Food Safety and Hygiene Management Act. According to this act, specific labeling requirements for product packaging include: (i) a warning message in Chinese stating, “For infants, pregnant women, and breastfeeding mothers, please consult a physician or medical professional before consuming this product,” and (ii) clear indication on the packaging of the parts of the Cattle camphor mushroom used as raw materials, whether they are the fruiting body or mycelium, and their cultivation method. We are not required to obtain special licenses from the Taiwan government to distribute Cattle camphor mushroom.

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

We consider our major customers in each period to be those that accounted for more than 10% of our revenue in such period. We had one major customer, who accounted for 43.81% of our revenue for the fiscal year ended December 31, 2025, among which one related party customer accounted for 14.08% of the revenue. We had one major customer, who accounted for 29.81% of our revenue for the fiscal year ended December 31, 2024, among which one related party customer accounted for 4.22% of the revenue. We had one major customer, who accounted for 14.37% of our revenue for the fiscal year ended December 31, 2023, among which one related party customer accounted for 14.37% of the revenue.

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

The following factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company generated net loss of $154,822, net loss of $226,258, and net income of $751,609 for the years ended December 31, 2025, 2024, and 2023, respectively.

●	As of December 31, 2025, the Company had an accumulated deficit of $854,046.

●	The Company incurred operating cash outflow of $35,845 and generated operating cash inflows of $312,006 and $359,724 for the years ended December 31, 2025, 2024, and 2023, respectively.

●	The Company had negative working capital of $4,194,320 and $4,385,043 as of December 31, 2025 and 2024, respectively.

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

We had only one major supplier who supplied the raw materials for our products for the fiscal year ended December 31, 2025, 2024 and 2023.

We consider our major suppliers in each period to be those that accounted for more than 10% of our purchase in such period. We had one major third-party supplier, who accounted for 100.00% of our supply for the fiscal years ended December 31, 2025, 2024 and 2023.

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

September Transaction

On September 28, 2023, the Company entered into a share purchase agreement (the “Agreement”) with Mr. Xusheng Niu (“Mr. Niu”), Cordyceps Sunshine HK, and Chengdu Skyherb, a wholly-owned subsidiary of Cordyceps Sunshine HK. Pursuant to the Agreement, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in the Cordyceps Sunshine HK, in exchange for cancelling the debt (the “Transaction”) in a total amount of $1,152,328.50 (RMB8,411,156.95) (the “Debt”). The Debt resulted from several loan agreements entered into by the Company and Mr. Niu since June 29, 2020. Pursuant to those loan agreements, Mr. Niu borrowed and made payments to fund the Company. Upon the closing of the Transaction, Mr. Niu agreed to release the Company from the obligation to repay the Debt, which shall be deemed paid in full.

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

Corporate Information

Our principal executive office is located at 6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan, and our phone number is +886-2-27489091. We maintain a corporate website at https://www.cskasaer.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

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

Cattle camphor mushroom, also known as Antrodia Cinnamomum or Taiwanofungus, is referred to as Taiwanofungus on product packaging for easier recognition.

For the year ended December 31, 2025, we generated revenue of $1,245,348 entirely from the sale of Cattle camphor mushroom products.

Current Product Line

Taiwanofungus Oral Pill

Taiwanofungus Oral pill is a pill-form dietary supplement. The pill’s primary ingredient is an extract from the fruiting body of Taiwanofungus, known as Antcins. Taiwanofungus Oral Pill is designed to potentially enhance the energy levels of those who consume them.

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

Collagen Max Drink

Collagen Max Drink is a liquid form dietary supplement. The key ingredients include 5000mg of collagen, 80mg of Sodium hyaluronate, 25mg of Proteoglycan, 18mg of Ceramide, and 100mg of Taiwanofungus extract. Collagen Max Drink may boost energy level of its consumers. Collagen Max Drink has not been proven to be used as a drug to treat any diseases.

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

During 2025, we introduced three additional products that incorporate Cattle camphor mushroom (Antrodia cinnamomea, also referred to as Taiwanofungus) or related botanical ingredients: KASAER LUO-SHUEI Plum Wine, KASAER ProMen Prostate Support Capsules and Dr.A PetCare MouthFresh. These products are intended to broaden the application of our Taiwanofungus extract technology across beverage, adult wellness and pet wellness categories.

KASAER LUO-SHUEI Plum Wine

KASAER LUO-SHUEI Plum Wine is a premium plum wine product made with 15-year-old Taiwanese aged plum wine and infused with Antrodia cinnamomea and amla (Phyllanthus emblica) extracts. The product is formulated to provide a layered fruit flavor profile and a smooth, bittersweet finish, and may be served chilled, over ice or mixed with soda water. We position this product for adult consumers and social occasions.

KASAER ProMen Prostate Support Capsules

KASAER ProMen Prostate Support Capsules is a dietary supplement for men that combines Antrodia cinnamomea, lotus seed, amla (Phyllanthus emblica) and pumpkin seed extracts. The product is formulated with Antrodia Acid A at 1,500 parts per million (PPM) and is marketed for general men’s wellness and proactive prostate health maintenance. Each bottle contains 30 capsules, and the recommended intake is one capsule daily for general wellness or two capsules daily for more intensive support, subject to applicable product labeling and consumer guidance.

Dr.A PetCare MouthFresh (Chicken & Tuna Duo/Medley)

Dr.A PetCare MouthFresh (Chicken & Tuna Duo/Medley) is an oral-care purée product for pets that combines Antrodia cinnamomea extract with Taiwanese-sourced ingredients, including chicken, eggs and tuna. The product is formulated for pet oral freshness and care and is marketed to pet owners seeking a clean-label pet wellness product. The recipe does not include chemical gums, emulsifiers, artificial flavorings or preservatives. Each stick contains 10 grams of product, and each box contains 10 sticks.

The foregoing product descriptions reflect our product positioning and intended use. Except as otherwise disclosed, these products are not marketed as drugs or products intended to diagnose, treat, cure or prevent any disease, and they are subject to applicable food, beverage, dietary supplement, pet product, labeling, advertising and consumer protection requirements in the jurisdictions in which they are offered.

Cultivating Process

Currently, some of the raw materials for our Cattle camphor mushroom products are cultivated and nurtured by us and then entrusted to our supplier, Sin-Ding TW Co. Ltd. ("Sin-Ding"), for OEM production, while the remainder are still manufactured directly by Sin-Ding. We procure the products directly from Sin-Ding and distribute them to companies, pharmacies, and individual customers.

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

We have entered into an agreement with Sin-Ding TW Co. Ltd. and acquired cultivation mediums which includes the Porous carrier with the Antrodia cinnamom strains, the liquid culture medium, and cultivating box for growing Cattle camphor mushroom. As of the date of this annual report, we have harvested the Cattle camphor mushroom from the 10,000 cultivation mediums purchased from Sin-Ding. As a result, we have successfully cultivated and nurtured our own raw materials. We are also collaborating with Sin-Ding for OEM production of our products.

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

Discontinued Business

On September 28, 2023, the Company spun off its then subsidiaries, Cordyceps Sunshine HK and Chengdu Skyherb, and thus the Cordyceps business has ceased.

Sales and Marketing

We derived all our revenue from product sales of $1,245,348, $1,253,484, and $728,426 for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company sold Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party of the Company, in the amounts of $175,405, $52,943, and $126,856 for the years ended December 31, 2025, 2024, and 2023, respectively.

As a result, for the years ended December 31, 2025, 2024, and 2023, we derived 14.08%, 4.22%, and 14.37%, respectively, of sales from related parties.

Going Concern Matter

The financial statements have been prepared “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

The following factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

●	The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern.

●	The Company generated net loss of $154,822, net loss of $226,258, and net income of $751,609 for the years ended December 31, 2025, 2024, and 2023, respectively.

●	As of December 31, 2025, the Company had an accumulated deficit of $854,046.

●	The Company incurred operating cash outflow of $35,845 and generated operating cash inflows of $312,006 and $359,724 for the years ended December 31, 2025, 2024, and 2023, respectively.

●	The Company had negative working capital of $4,194,320 and $4,385,043 as of December 31, 2025 and 2024, respectively.

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

Suppliers and Customers

Suppliers

The following table sets forth information as to the suppliers that accounted for 10% or more of the Company’s purchase for the periods presented.

	For the year ended		For the year ended		For the year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Amount %		Amount %		Amount %
Supplier A	$469,644	100.00%	$347,004	100.00%	$116,146	100.00%

Customers

The following table sets forth information as to the customers that accounted for 10% or more of the Company’s revenue for the periods presented.

	For the year ended		For the year ended		For the year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Amount	%	Amount	%	Amount	%
Customer A - related party	$175,405	14.08%	$52,943	4.22%	$126,856	14.37%
Customer B - third party	545,549	43.81%	373,715	29.81%	61,154	6.93%

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Cordyceps Sunshine Biotech Holdings Co., Ltd. Taiwan Branch	Taiwan
Taiwanofungus Biotech Co. Ltd.	Hong Kong

Taiwanofungus Biotech Co. Ltd. was incorporated on August 17, 2023 under the laws of Hong Kong and is currently not actively engaging in any business.

The following diagram illustrates the corporate structure of Cordyceps Sunshine Biotech Holdings Co., Ltd. as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Cordyceps Sunshine Taiwan Branch currently has three leased properties:

Leased Properties

No.	Property Location	Material Lease Term	Functions
1	6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our executive office under a lease that expires on August 31, 2026. The monthly rent is NTD146,000 (approximately USD4,684).	Office

2	1st Fl., 2nd Fl., No. 276, Section 1, Dihua Street, Datong District, Taipei City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our Retail store under a lease that expires on April 30, 2026. The monthly rent is NTD70,000 (approximately USD2,246).	Retail store

3	No. 118, Sanfeng Central St., Sanmin Dist., Kaohsiung City, Taiwan	Cordyceps Sunshine Taiwan Branch leases this property for the use of our retail store under a lease that expires on April 30, 2026. From May 1, 2023 to April 30, 2024, the monthly rent is NTD35,000 (approximately USD1,123). From May 1, 2024 to April 30, 2026, the rent is paid quarterly at NTD102,000 every three months (approximately USD3,272).	Retail store

Intellectual Property

Trademarks

Company has obtained the trademark(s) as below.

No.	Trademark	Registration Code	Registered Country	Registered Date	Category	Owner
1		02164806	ROC	September 4, 2021	Class 5	Cordyceps Sunshine Biotech Holdings Co., Ltd.

2		02166572	ROC	September 4, 2021	Class 35	Cordyceps Sunshine Biotech Holdings Co., Ltd.

Class 5: medical and nutritional products; traditional Chinese medicine; herbal medicine; weight loss medicine; human medicine; protein nutritional supplements; plant fiber nutritional supplements; antioxidant nutritional supplements; vitamin and mineral supplements; fiber dietary supplements; general nutritional supplements; medical dietary products, drinks, and foods; plant extract supplements; herbal tea supplements; meal replacement supplements; by-products of food processing for medical use; enzyme supplements; and herbal nutritional supplements.

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

These four cultivation technologies reflect the four important processes of cultivation of Cattle camphor mushroom, which runs through the whole production process of cultivation of Cattle camphor mushroom.

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

Regulation on Foreign Exchange

Foreign exchange regulation in Taiwan is primarily governed by the Foreign Exchange Regulation Act (the “FECA”). Under the FECA, foreign exchange refers to foreign currency, bills and marketable securities. The authority managing the administration of foreign exchange is Ministry of Finance of Republic of China, while the authority managing the practical operation of foreign exchange business is Central Bank of Republic of China. The FECA also specifies the allocated power of Ministry of Finance and Central Bank, respectively. To the extent that any foreign exchange receipts, payments or transactions reaches the threshold of $15,939 (NT$500,000) or equivalent in foreign currency, it must be reported to the Central Bank or its designated authorities. Upon incurrence of any of the following events, the Executive Yuan of Republic of China may determine and announce that for a period of time, to close the foreign exchange market, suspend or restrict all or partial foreign exchange payment, order a mandatory sale or deposit of all or partial foreign exchange into a designed bank, or dispose in any other manner as it deems necessary:

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

The enterprise with head office located in Taiwan shall pay profit-seeking income tax on its global income both within and outside Taiwan; while the enterprises with head office outside Taiwan shall only pay profit-seeking income tax on its business income sourced from within Taiwan. With respect to enterprise operating for profit, the exemption threshold is NT$120,000 ($3,825). Any income beyond such exemption threshold is subject to 20% tax rate on its taxable income.

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

5.A. Operating Results.

We focus on the cultivating and sales of Cattle camphor mushroom products. The results of operations are shown as follows.

	For the years ended December 31,			2025 VS 2024		2024 VS 2023
	2025	2024	2023	Amount	%	Amount	%
	$	$	$	$		$
Revenue - third parties	1,069,943	1,200,541	755,677	(130,598)	-10.88%	444,864	58.87%
Revenue - related parties	175,405	52,943	126,856	122,462	231.31%	(73,913)	-58.27%
Total revenue	1,245,348	1,253,484	882,533	(8,136)	-0.65%	370,951	42.03%
Operating costs - third parties	484,607	347,004	116,146	137,603	39.65%	230,858	198.77%
Total operating costs	484,607	347,004	116,146	137,603	39.65%	230,858	198.77%
Gross profit	760,741	906,480	766,387	(145,739)	-16.08%	(140,093)	-18.28%
Operating expenses
General and administrative	901,869	1,090,393	538,554	(188,524)	-17.29%	551,839	102.47%
(Loss) income from operations	(141,128)	(183,913)	227,833	42,785	-23.26%	(411,746)	-180.72%
Non-operating income (expense)
Interest income (expenses), net	(19,179)	(17,055)	(39,770)	(2,124)	12.45%	22,715	-57.12%
Gain on disposal of assets	-	4,328	-	(4,328)	-100.00%	4,328	N/A
Other income	5,485	5,339	2,752	146	2.73%	2,587	94.00%
Total non-operating income, net	(13,694)	(7,388)	(37,018)	(6,306)	85.35%	29,630	-80.04%
(Loss) income before income taxes	(154,822)	(191,301)	190,815	36,479	-19.07%	(382,116)	-200.25%
Income tax expense	-	34,957	21,530	(34,957)	-100.00%	13,427	62.36%
Net (loss) income from continuing operations	(154,822)	(226,258)	169,285	71,436	-31.57%	(395,543)	-233.66%
Discontinued Operation
Loss from discontinued operation, net of income tax	-	-	(282,761)	-	N/A	282,761	-100.00%
Gain from sale of discontinued operation, net of income tax	-	-	865,085	-	-100.00%	(865,085)	-100.00%
Gain from discontinued operation, net of income tax	-	-	582,324	-	-100.00%	(582,324)	-100.00%
Net (Loss) Income	(154,822)	(226,258)	751,609	71,436	-31.57%	(977,867)	-130.10%

Third-party revenue amounted to $1,069,943 and $1,200,541 for 2025 and 2024, all related to sales of Cattle camphor mushroom products.

The Company sold Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party of the Company, in the amounts of $175,405 and $52,943 for the years ended December 31, 2025 and 2024, respectively, resulting in an increase of $122,462 or 231.31%.  The Company sold Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party of the Company, in the amounts of $126,856 for the year ended December 31, 2023; related party sales decreased by $73,913 or 58.27% for the year ended December 31, 2024.

The Company expanded and developed many third-party companies or individual customers, as third party sales accounted for 85.92%, 95.78%, and 85.63% of the total sales for the years ended December 31, 2025, 2024, and 2023, respectively.

Operating costs

Total operating costs of $484,607, $347,004, and $116,146 for the years of 2025, 2024, and 2023, respectively. Cost of revenue represents the goods purchasing cost. The cost of revenue increased by $137,603 or 39.65% and $230,858 or 198.77% for the years ended December 31, 2025 and 2024, respectively. In 2025, the Company lowered selling prices to promote Cattle camphor mushroom products, and the resulting increase in sales volume led to a corresponding rise in related costs. In contrast, the increase in 2024 was primarily due to a significant rise in third-party sales revenue.

Gross profit

Our gross profit was $760,741 or 61.09%, $906,480 or 72.32%, and $766,387 or 86.84% for the years ended December 31, 2025, 2024, and 2023, respectively.

Operating expenses

General and administrative expenses decreased from $1,090,393 for the year of 2024 to $901,869 for the year of 2025, representing a decrease of $188,524 or 17.29%. Due to business promotion in 2025, there was an increase in exhibition activities, booth setup, and staff hours. However, operating expenses decreased as a result of a reduction in professional service fees compared to 2024 and the reclassification of fixed asset depreciation to inventory upon product harvest.

General and administrative expenses increased from $538,554 for the year of 2023 to $1,090,393 for the year of 2024, representing an increase of an increase of $551,839 or 102.47%. The increase was due to the addition of retail store sales and an increase in fixed asset depreciation in 2024, which led to higher personnel costs and related operating expenses. In addition, professional service fees also increased as a result of the expanded scale of operations.

Net income (loss)

For the year ended December 31, 2025, the Company’s continuing operations shifted from a net loss of $226,258 in 2024 to a net loss of $154,822, representing a decrease in loss of $71,436 or 31.57%. Although operating costs and operating expenses increased due to business promotion, overall operating expenses decreased as a result of the reclassification of fixed asset depreciation to inventory upon product harvest.

For the year ended December 31, 2024, the Company’s continuing operations shifted from a net profit of $169,285 in 2023 to a net loss of $226,258, representing a decrease of $395,543 or 233.66%. Although revenue began to increase in 2023, the return to a net loss in 2024 was primarily due to higher depreciation expenses resulting from the purchase of cultivation facilities and increased operating expenses incurred during the early stage of business expansion.

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

For 2026, we expect our main growth will be from our products sales in Taiwan. The demand for our products and services appears to be strengthening, from which we expect to generate more positive cash flow.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and services.

Working Capital Summary

	December 31, 2025	December 31, 2024
Current assets	$997,742	$601,602
Current liabilities	5,192,062	4,986,645
Working capital	$(4,194,320)	$(4,385,043)
Total deficit	$(534,551)	$(375,543)

As of December 31, 2025, we had $997,742 in current assets, $5,192,062 in current liabilities, and a working capital deficit of $4,194,320. In addition, we had total shareholders’ deficit of $534,551 as of December 31, 2025.

As of December 31, 2024, we had $601,602 in current assets, $4,986,645 in current liabilities, and a working capital deficit of $4,385,043. In addition, we had total shareholders’ deficit of $375,543 as of December 31, 2024.

Both 2025 and 2024 had negative working capital, mainly because of a cultivation facilities purchase agreement signed in 2023. The agreement required batch deliveries in 2023 and 2024, which led to a substantial rise in payables. Since these payables were not fully paid off by 2025, working capital stayed negative.

Cash flows

	For the years ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities from continuing operations	$(35,845)	$312,006	$321,833
Net cash provided by operating activities from discontinued operations	-	-	37,891
Net cash used in investing activities from continuing operations	-	(305,637)	(319,487)
Net cash used in investing activities from discontinued operations	-	-	(333)
Net cash provided by financing activities from continuing operations	-	-	14,643
Net cash used in financing activities from discontinued operations	-	-	(46,851)
Effect of exchange rate changes on cash and cash equivalents	1,760	7,811	(692)
Net increase (decrease) in cash and cash equivalents	$(34,085)	$14,180	$7,004

Operating activities:

For the year ended December 31, 2025, we had net cash used in operating activities of $35,845. This resulted primarily from $135,243 in depreciation, $74,017 in amortization, $91,310 in operating lease expense, a $320,821 decrease in consumptive biological assets, a $77,007 increase in accounts payable, and a $51,526 increase in accrued expenses, partially offset by a $358,549 increase in inventories, a $134,541 increase in other assets, a $59,962 increase in other payable, and $91,539 in operating lease liabilities.

Although we incurred a net loss for the year ended December 31, 2024, we had net cash flow of $312,006 provided by operating activities for the year ended December 31, 2024, which mainly resulted from our property depreciation of $407,265, operating lease expense in the amount of $90,609, an increase of $104,608 in accounts payable, an increase of $193,434 in due to related parties, and an increase of $89,329 in other payable, offset by an increase in consumptive biological assets $124,572 and an increase in prepaid taxes of $103,847.

We had net cash flow of $359,724 provided by operating activities for the year ended December 31, 2023. which mainly resulted from our net income of $169,285, property depreciation of $56,757, operating lease expense in the amount of $81,203, an increase of $182,849 in accounts payable, and the cash flow provided by discontinued operation of $37,891, offset by an increase in consumptive biological assets of $192,634 due to the increase in sales and payment for operating lease liability of $80,540.

Investing activities:

For the year ended December 31, 2025, there were no cash flows arising from investing activities.

We had net cash flow of $305,637 used in investing activities for the year ended December 31, 2024, primarily attributable to the cash outflow of $349,237 for purchasing property and equipment and proceeds from disposal of fixed asset of $43,600.

We had net cash flow of $319,820 used in investment activities for the year ended December 31, 2023, primarily due to the cash outflow of $319,487 for purchasing property and equipment and the cash used in discontinued operation of $333.

Financing activities:

For the years ended December 31, 2025 and 2024, there were no cash flows arising from financing activities.

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

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2025, 2024, and 2023, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934.

Contractual Obligations and Commitments

As of December 31, 2025, 2024, and 2023, we did not have any contractual obligations.

5.E. Critical Accounting Policies.

Our significant accounting policies are described in the notes to our financial statements for the years ended December 31, 2025, 2024, and 2023, and are included elsewhere in this annual statement.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officer and director as of the date hereof:

Name	Age	Position(s)
Szu Hao Huang	46	Director, CEO and CFO
Yenhung Liu	54	Director

The following is a brief biography of our director and executive officer:

Szu Hao Huang

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

Yenhung Liu

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

Compensation of Director and Executive Officer

For the fiscal year ended December 31, 2025, 2024, and 2023, we paid $34,644, $33,634 and $25,502 as compensation to our CEO, CFO and Directors.

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

Involvement in Certain Legal Proceedings

To the best of our knowledge, our directors or executive officer has not, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which such person was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self- regulatory organization (as defined in Section 3(a) (26) of the Exchange Act), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officer and all employees.

6.D. Employees

As of the date of this annual report, we have 16 full time employees on our payroll, among which 2 are in general administration, 2 are in accounting, 2 are in operation management, and 10 are in sales and marketing.

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

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements.”

Other Related Party Transactions

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Mr. Szu Hao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director of the Company
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu
Gasar Biotechnology Co., Ltd	A company managed by Mr. Szu Hao Huang
Dalan Vincent Holdings Limited	A company managed by Mr. Szu Hao Huang

(1)	Due to related parties

	December 31,	December 31,
	2025	2024
Mr. Szu Hao Huang	$140,140	$119,889
Dalan Vincent Holdings Limited	99,975	99,975
Total	$240,115	$219,864

The amounts of due to related parties described above were for working capital purposes, payable on demand, and bear no interest.

(2)	Sales to related parties

	Year Ended December 31,
	2025	2024	2023
Gasar Biotechnology Co., Ltd.	$175,405	$52,943	$126,856

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

None.

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

Foreign exchange regulation in Taiwan is primarily governed by the Foreign Exchange Regulation Act (the “FECA”). Under the FECA, foreign exchange refers to foreign currency, bills and marketable securities. The authority managing the administration of foreign exchange is Ministry of Finance of Republic of China, while the authority managing the practical operation of foreign exchange business is Central Bank of Republic of China. The FECA also specifies the allocated power of Ministry of Finance and Central Bank, respectively. To the extent that any foreign exchange receipts, payments or transactions reaches the threshold of $15,939 (NT$500,000) or equivalent in foreign currency, it must be reported to the Central Bank or its designated authorities. Upon incurrence of any of the following events, the Executive Yuan of Republic of China may determine and announce that for a period of time, to close the foreign exchange market, suspend or restrict all or partial foreign exchange payment, order a mandatory sale or deposit of all or partial foreign exchange into a designed bank, or dispose in any other manner as it deems necessary:

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

The enterprise with head office located in Taiwan shall pay profit-seeking income tax on its global income both within and outside Taiwan; while the enterprises with head office outside Taiwan shall only pay profit-seeking income tax on its business income sourced from within Taiwan. With respect to enterprise operating for profit, the exemption threshold is NT$120,000 ($3,825). Any income beyond such exemption threshold is subject to 20% tax rate on its taxable income.

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

Based upon our income and assets and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2025 and 2024, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2025 and 2024 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

YCM CPA INC. was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended December 31, 2025. KCCW Accountancy Corp. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024 and 2023, and was terminated by the Company on November 10, 2025. Audit services provided by YCM CPA INC. for fiscal year ended December 31, 2025 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

YCM CPA INC. is the independent registered certified public accounting firm to audit the books and accounts of our Company for the fiscal year ended December 31, 2025. KCCW Accountancy Corp. is the independent registered certified public accounting firm to audit the books and accounts of our Company for the fiscal years ended December 31, 2024 and 2023.

	Year Ended December 31,
Services	2025	2024
	US$	US$
Audit Fees (1) - YCM CPA INC.	60,000	-
Audit Fees (1) - KCCW Accountancy Corp.	-	42,500
Total	60,000	42,500

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

Item 16F. Change in Registrant’s Certifying Accountant

November 2025 Change of Auditor

On November 10, 2025, the Company notified its independent registered public accounting firm KCCW Accountancy Corp its decision to dismiss KCCW Accountancy Corp as the Company’s auditor. The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company. During December 2, 2024 and through November 10. 2025, the date of dismissal, (a) there were no disagreements with KCCW Accountancy Corp on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KCCW Accountancy Corp, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On November 15, 2025, the Board of Directors of the Company approved and ratified the appointment of YCM CPA INC. as its new independent registered public accounting firm to audit the Company’s financial statements, effective November 15, 2025. During the two most recent fiscal years ended December 31, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of YCM CPA INC., neither the Company, nor someone on its behalf, has consulted YCM CPA INC. regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

Our Board of Directors has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to our board of directors for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our audit committee.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Cordyceps Sunshine Biotech Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (File No.333-269315), filed with the SEC on June 13, 2025)

4.1	Form of Private Placement Subscription Agreement for Regulation S investors (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.2	Employment Agreement by and between the Registrant and Szu Hao Huang dated May 6, 2020 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.3	Director Offer Letter with Yenhung Liu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

4.4	Translation of Patent Exclusive Licensing Agreement (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

4.5	Translation of Purchase Agreement for Cattle Camphor Mushroom Carrier Assets (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

4.6	Translation of Office Lease Agreement (6F, No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City) (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (File No.333-269315), filed with the SEC on June 13, 2025)

4.7	Translation of Office Lease Agreement (1st and 2nd Floor, No. 276, Section 1, Dihua Street, Datong District, Taipei City) (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

4.8	Translation of Office Lease Agreement (No. 118, Sanfeng Central St, Sanmin District, Kaohsiung City, Taiwan) (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 333-269315) filed with the SEC on June 13, 2025)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269315), as amended, initially filed with the SEC on January 20, 2023)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

12.1+	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2+	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1+	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2+	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 333-269315), filed with the SEC on July 5, 2024)

101.INS+	Inline XBRL Instance Document.

101.SCH+	Inline XBRL Taxonomy Extension Schema Document.

101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB+	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104+	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed

**	Furnished with this annual report on Form 20-F

+	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cordyceps Sunshine Biotech Holdings Co., Ltd.

By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Chief Executive Officer

Date: May 15, 2026

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

FINANCIAL REPORT

As of and for the years ended December 31, 2025, 2024, and 2023

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cordyceps Sunshine Biotech Holdings Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cordyceps Sunshine Biotech Holdings Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2025, the related statements of operations and comprehensive loss, shareholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the years then ended, in conformity with the U.S. generally accepted accounting principles.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company incurred recurring losses from operations and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2025.

PCAOB ID 6781

Irvine, California

May 15, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Cordyceps Sunshine Biotech Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cordyceps Sunshine Biotech Holding Co., Ltd. (the “Company”) as of December 31, 2024, the related statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the two years ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Valuation of Long-lived Assets for impairment – Cultivation Facilities

As discussed in Note 2 and 8 to the consolidated financial statements, the Company assessed $4.3 million of long-lived assets associated with its cultivation facilities for recoverability. The Company performed a recoverability assessment in which the carrying value was compared to estimated undiscounted cash flows over the remaining useful life of the primary assets. Key assumptions in the analysis include revenue projections, including the estimated quantity of production of taiwanofungus products and the market price.

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

Diamond Bar, California

June 13, 2025

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	December 31,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$3,199	$37,284
Accounts receivable	-	305
Consumptive biological assets	-	304,971
Inventories	674,196	-
Other receivables	5,068	-
Prepaid taxes	214,944	201,232
Other current assets	100,335	57,810
Total current assets	997,742	601,602
Property and equipment, net	3,632,901	3,909,599
Operating lease right-of-use assets	13,097	99,328
Other assets	13,771	13,175
Total assets	$4,657,511	$4,623,704

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	$365,140	$276,125
Accrued expenses	85, 074	32,410
Income tax payable	-	24,006
Other payable	4,010,523	3,893,843
Due to related parties	240,115	219,864
Advance receipts	4,912	-
Other current liabilities	7,892	5,226
Operating lease liabilities – current portion	13,173	87,016
Long-term loans payable – current portion	465,233	448,155
Total current liabilities	5,192,062	4,986,645
Long-term loans payable	-	-
Operating lease liabilities – noncurrent portion	-	12,602
Total liabilities	5,192,062	4,999,247

Commitments and contingencies

Stockholders’ deficit
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 111,120,000 shares issued and outstanding as of December 31, 2025 and 2024	11,112	11,112
Additional paid-in capital	221,288	221,288
Accumulated deficit	(854,046)	(699,224)
Accumulated other comprehensive income	87,095	91,281
Total stockholders’ deficit	(534,551)	(375,543)

Total liabilities and stockholders’ deficit	$4,657,511	$4,623,704

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

	Year Ended December 31,
	2025	2024	2023
Revenue
Revenue - products sales	$1,069,943	$1,200,541	$601,570
Revenue - training	-	-	154,107
Revenue - related parties	175,405	52,943	126,856
Total revenue	1,245,348	1,253,484	882,533

Cost of revenue - third parties	484,607	347,004	116,146
Total cost of revenue	484,607	347,004	116,146

Gross profit	760,741	906,480	766,387

Operating expenses
General and administrative	901,869	1,090,393	538,554
Total operating expenses	901,869	1,090,393	538,554

(Loss) income from operations	(141,128)	(183,913)	227,833

Non-operating income (expense)
Interest income (expense), net	(19,179)	(17,055)	(39,770)
Gain on disposal of fixed assets	-	4,328	-
Other income	5,485	5,339	2,752
Total non-operating expense, net	(13,694)	(7,388)	(37,018)
(Loss) income before income taxes	(154,822)	(191,301)	190,815
Income tax expense	-	34,957	21,530
Net (loss) income from continuing operations	(154,822)	(226,258)	169,285

Discontinued Operation
Loss from discontinued operation, net of income tax	-	-	(282,761)
Gain from sale of discontinued operation, net of income tax	-	-	865,085
Gain (loss) from discontinued operation, net of income tax	-	-	582,324

Net (loss) income	(154,822)	(226,258)	751,609
Foreign currency translation	(4,186)	2,511	47,929
Comprehensive (loss) income	$(159,008)	$(223,747)	$799,538

Earnings (loss) per common share
Continuing operations - basic and diluted	(0.00)	(0.00)	0.00
Discontinued operations - basic and diluted	-	-	0.01
Net (loss) income per common share - basic and diluted	$(0.00)	$(0.00)	$0.01

Weighted average number of common shares outstanding:
Basic and diluted	111,120,000	111,120,000	111,120,000

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Additional		Accumulated Other
	Number of		paid-in	Accumulated	Comprehensive
	shares	Amount	capital	Deficit	income (loss)	Total

Balance, December 31, 2022	111,120,000	$11,112	$221,288	$(1,224,575)	$40,841	$(951,334)
Net income	-	-	-	751,609	-	751,609
Foreign currency translation	-	-	-	-	47,929	47,929
Balance, December 31, 2023	111,120,000	11,112	221,288	(472,966)	88,770	(151,796)
Net loss	-	-	-	(226,258)	-	(226,258)
Foreign currency translation	-	-	-	-	2,511	2,511
Balance, December 31, 2024	111,120,000	11,112	221,288	(699,224)	91,281	(375,543)
Net loss	-	-	-	(154,822)	-	(154,822)
Foreign currency translation	-	-	-	-	(4,186)	(4,186)
Balance, December 31, 2025	111,120,000	$11,112	$221,288	$(854,046)	$87,095	$(534,551)

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2025	2024	2023
Cash Flows from Operating Activities
Net (loss) income	$(154,822)	(226,258)	169,285
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	135,243	407,265	56,757
Amortization	74,017	16,793	-
Operating lease expense	91,310	90,609	81,203
Gain on disposal of assets	-	(4,328)	-
Non-cash interest expense	17,078	17,078	33,241
Net changes in operating assets and liabilities:
(Increase) decrease in other receivables	(5,100)	2,336	(2,408)
Increase in inventories	(358,549)	-	-
Decrease (increase) in consumptive biological assets	320,821	(124,572)	(192,634)
Decrease (increase) in prepaid expenses	20,360	(27,182)	-
Increase in prepaid taxes	(4,633)	(103,847)	(104,788)
Increase in other current assets	(134,541)	(48,646)	(449)
Increase in accounts payable	77,007	104,608	182,849
Increase in accrued expenses	51,526	7,377	26,514
Increase in due to related parties	3,802	193,434	-
Increase in advance receipts	4,944	-	-
(Decrease) increase in other payable	(59,962)	89,329	131,273
(Decrease) increase in income taxes payable	(25,254)	3,629	21,530
Increase in other current liabilities	2,446	5,336	-
Repayment for operating lease liabilities	(91,539)	(90,955)	(80,540)
Net cash provided by (used in) operating activities from continuing operations	(35,845)	312,006	321,833
Net cash provided by operating activities from discontinued operations	-	-	37,891
Net cash provided by (used in) operating activities	(35,845)	312,006	359,724

Cash Flows from Investing Activities
Purchase of property and equipment	-	(349,237)	(319,487)
Proceeds from disposal of fixed asset	-	43,600	-
Net cash used in investing activities from continuing operations	-	(305,637)	(319,487)
Net cash used in investing activities from discontinued operations	-	-	(333)
Net cash used in investing activities	-	(305,637)	(319,820)

Cash Flows from Financing Activities	-	-	-
Proceeds from related parties	-	-	14,643
Net cash provided by financing activities from continuing operations	-	-	14,643
Net cash used in financing activities from discontinued operations	-	-	(46,851)
Net cash provided by (used in) financing activities	-	-	(32,208)

Effect of exchange rate changes on cash and cash equivalents	1,760	7,811	(692)

Net increase (decrease) in cash and cash equivalents	(34,085)	14,180	7,004

Cash and Cash Equivalents
Beginning of period	37,284	23,104	16,100
Ending of period	3,199	37,284	23,104
Less: Cash from discontinued operation	-	-	-
Cash from continuing operation, end of period	$3,199	$37,284	$23,104

Supplemental Disclosure of Cash Flows
Cash paid during the period for:
Interest	$2,185	$150	$-
Income taxes	$-	$20,885	$-

Non-cash investing and financing activities:
Recognition of lease assets and liabilities	$-	$-	$114,712
Termination of lease assets and liabilities	$-	$-	$-
Accrued liability for property and equipment	$-	$1,394,768	$2,437,980
Sale of subsidiaries in exchange for debt cancellation	$-	$-	$1,152,329

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts expressed in U.S. Dollars, unless stated otherwise)

Note 1 - ORGANIZATION

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotec Co., Ltd (“Cordyceps Sunshine HK”) in Hong Kong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China (“PRC”). On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China (“Taiwan”). On August 17, 2023, Cordyceps Sunshine Cayman established a 100% owned subsidiary, Taiwanofungus Biotech Company Limited (“Taiwanofungus HK”) in Hong Kong. Taiwanofungus HK has not actively engaged in any business so far.

Discontinued Operations: On September 28, 2023, the Company entered into a share purchase agreement with Mr. Xusheng Niu, Cordyceps Sunshine HK, and Chengdu Skyherb. Pursuant to the Agreement, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in the Cordyceps Sunshine HK, in exchange for cancelling the debt (the “Debt”) in a total amount of $1,152,328.50 (RMB8,411,156.95). The Debt resulted from several loan agreements entered into by the Company and Mr. Niu since June 29, 2020. Upon the closing of the Transaction, Sunshine HK and Chengdu Skyherb were spun off from the Company, and Mr. Niu agreed to release the Company from the obligation to repay the Debt, which shall be deemed paid in full.

The Company realized a gain of $865,085 from the disposal of 100% equity of Cordyceps Sunshine HK, including its subsidiary, Chengdu Skyherb, offset by loss from discontinued operations of $282,761 in the year ended December 31, 2023. As a result, total gain from discontinued operation for the year ended December 31, 2023 amounted to $582,324. The Company reclassified Cordyceps Sunshine HK and its subsidiary as discontinued operation and recorded a net gain of $582,324 from discontinued operation in the year ended December 31, 2023.

The following diagram illustrates the corporate structure of the Company after giving effect to the Transaction:

Cordyceps Sunshine Cayman, its Taiwan branch, and its subsidiary, Taiwanofungus HK, are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

The Company specializes in cultivating Chinese rare medicinal herb, particularly Cattle camphor mushroom, and processing them into a wide range of finished products for sale.

Cattle camphor mushroom, also known as Antrodia Cinnamomum or Taiwanofungus, is referred to as Taiwanofungus on product packaging for easier recognition.

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

Prior Year Reclassification

Certain items in the financial statements of the comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets, liabilities and ending shareholders’ deficit for the financial years ended December 31, 2025 and 2024. Refer to Note 16 for more details.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in the United States Dollar (“USD”), which is the reporting currency of the Company. The functional currency of Cordyceps Sunshine HK is the Hong Kong Dollar (“HKD”). The functional currency of Chengdu Skyherb is the Renminbi (“RMB”). The functional currency of Cordyceps Sunshine Taiwan Branch is the New Taiwan Dollar (“TWD”).

The Company maintains its books and records in its functional currencies. Transactions denominated in currencies other than the functional currencies are translated into the functional currencies at the exchange rates prevailing at the dates of the transactions. At the period end, transactions denominated in currencies other than the functional currencies are translated into the functional currencies at the exchange rates prevailing at the balance sheet date. The resulting exchange differences are recorded in the statements of operations.

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

The exchange rates used for foreign currency translation were as follows:

(1) USD$1 = HKD

Period Covered	Spot Rate	Average Rate

Nine months ended September 30, 2023	7.8308	7.8348

(2) USD$1 = RMB

Period Covered	Spot Rates	Average Rate

Nine months ended September 30, 2023	7.2755	7.0272

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through local authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

(3) USD$1 = TWD

Period Covered	Spot Rate	Average Rate

Year ended December 31, 2025	31.3700	31.1700
Year ended December 31, 2024	32.7900	32.1100
Year ended December 31, 2023	30.7127	31.1471

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

Fair Value of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follows:

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and all other highly liquid instruments with original maturities of three months or less.

Accounts Receivable and allowance for Credit Losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses. The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2021 using a modified retrospective approach. The Company also adopted this guidance to other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables was written off when they are determined to be uncollectible. In circumstances in which the Company receives payment for accounts receivable that have previously been written off, the Company reverses the allowance and bad debt. The allowance for doubtful accounts receivable was $0 as of December 31, 2025 and 2024.

Consumptive Biological Assets

The consumptive biological assets refer to the Taiwanofungus held for sale or Taiwanofungus cultivate medium to be harvested as Taiwanofungus products in the future.

The prepared Taiwanofungus cultivate medium is enclosed in a cultivation carrier at the beginning of the cultivation process. No materials need to be added until the Taiwanofungus grows and matures in the cultivate medium. The inventory cost amounts mainly consist of the Taiwanofungus cultivation medium that was prepared by the suppliers and cost absorbed from the depreciation of cultivation facilities.

The consumptive biological assets, consisting of raw materials, are stated at the lower of cost or net realizable value utilizing the weighted average method.

The determination of net realizable value of long-term Taiwanofungus cultivation costs is based upon quarterly reviews of costs incurred and estimated costs to complete the cultivating process. When costs incurred and the estimate to complete exceed the net realizable value of Taiwanofungus cultivated, a loss provision is recorded.

The Company reviews and identifies impaired inventory quarterly, including excess or obsolete inventory, based on expected production usage and abnormal production cycle. Impaired inventories are charged to cost of revenues in the period the impairment occurs. The allowance for inventory impairment is removed from the accounts when the relevant inventory is sold or disposed.

Inventories

The Company’s inventories primarily consist of Cordyceps-based products, including pills, oral liquids, Cordyceps powder, and other related products. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average method.

Costs include all costs of purchase, conversion, and other costs incurred in bringing the inventories to their present location and condition. For finished products, conversion costs include direct labor, manufacturing overhead, including absorbed overhead (depreciation of the cultivation facilities) and any other costs necessary to bring the product to a saleable condition.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. The Company regularly reviews inventories for excess, obsolete, or slow-moving items and records an allowance for inventory write-downs when necessary. Write-downs are recognized in the period they occur. When previously written-down inventories are sold, the write-down is reversed and recognized in cost of revenues.

Property, Plant and Equipment

Property and equipment primarily consist of cultivation facilities, office equipment, and furniture. Cultivation facilities, office equipment, and furniture are stated at cost less accumulated depreciation and any provision required for impairment in value. Depreciation is computed using the straight-line method with a residual value rate of 5% based on the estimated useful lives as follows:

Cultivation facilities	10 years
Office equipment and furniture	The less of 5 years or lease term

Costs of repairs and maintenance are expensed as incurred, and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operations.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2025, 2024, and 2023.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets incurred for the years ended December 31, 2025, 2024, and 2023.

Comprehensive Income (Loss)

ASC 220, “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. The component of accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments. The accumulated other comprehensive income was $87,095 and $91,281 as of December 31, 2025 and 2024, respectively.

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

The Company’s return policy allows for the return of damaged or defective products, and the Company absorbs the shipping fee for the return. The Management believes the return is immaterial because the customers inspect and accept the goods upon delivery or pick up. There were no returns for the years ended December 31, 2025, 2024, and 2023.

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

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti- dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2025, 2024, and 2023, the Company had no dilutive stocks.

Concentration of Credit Risk

Financial instruments the Company holds that are subject to concentrations of credit risk are cash, notes receivable and accounts receivable arising from its normal business activities. The Company places its cash with what it believes to be credit-worthy financial institutions. The Company routinely assesses the credit status of its customers and, based upon factors surrounding the credit risks, establishes an allowance, if required, for uncollectible accounts. The company believes its accounts receivable and others receivable credit risk exposure beyond such allowance is limited.

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

Segment Reporting

ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the Company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC 280. The Company operates exclusively in one business and industry segment: cultivation and sale of Chinese rare medicinal herb, Taiwanofungus raw material and its finished products.

The Company's chief operating decision maker (CODM) is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated net income (loss) to assess financial performance and allocate resources.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker (CODM). In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. ASU 2023-07 will be effective for annual reporting periods beginning after December 15, 2023, and interim periods within annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The Company adopted the ASU for the fiscal year ended December 31, 2025 on a retrospective basis for all prior periods presented in the financial statements. See Segment Reporting for details.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires disclosures of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. This ASU will be effective for annual reporting periods beginning after December 15, 2024. Early adoption is permitted. ASU 2023-09 will be applied on a prospective basis with the option to apply the standard retrospectively. The Company adopted the ASU for the fiscal year ended December 31, 2025 on a retrospective basis for all prior periods presented in the financial statements. See Note 14 for details.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires entities, in the notes to financial statements, with specified information about certain costs and expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is assessing the impact of adopting this guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 updates the accounting guidance for internal-use software by eliminating references to software development project stages, thereby requiring companies to start capitalizing software costs when (i) management has authorized and committed to funding the project, and (ii) it is probable the project will be completed and the software will be used as intended. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, with early adoption permitted. Amendments can be applied either (i) prospectively, (ii) through a modified transition approach based on the status projects and whether software costs were capitalized before the date of adoption, or (iii) retrospectively. The Company is currently evaluating the impact of ASU 2025-06 on the Company’s financial condition and results of operations.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASC 2025-10”) to provide specific authoritative guidance about the recognition, measurement, and presentation of a grant received by a business entity from a government. The amendments in this guidance require that a government grant received by a business entity should not be recognized until (1) it is probable that a business entity will comply with the conditions attached to the grant and the grant will be received and (2) a business entity meets the recognition guidance for a grant related to an asset or a grant related to income. Adoption of this standard is required using either a modified prospective, modified retrospective, or a retrospective approach. This standard is effective for the Company for both interim and annual reporting for the year ended December 31, 2029. The Company is currently evaluating the impact of ASU 2025-06 on the Company’s financial condition and results of operations.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Note 3 - GOING CONCERN

The financial statements have been prepared assuming that we will continue as a going concern, which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern. The Company incurred net loss of $154,822 for the year ended December 31, 2025. As of December 31, 2025, the Company had an accumulated deficit of $854,046. In addition, the Company has a relatively limited operating history. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

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

Note 4 - DISCONTINUED OPERATIONS

As discussed in Note 1, on September 28, 2023, Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”) entered into a share purchase agreement (the “Agreement”) with Mr. Xusheng Niu (“Mr. Niu”), Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong), a company incorporated under the laws of Hong Kong (the “Target”), and Chengdu Skyherb Biotechnology Co., Ltd. (China), a wholly foreign-owned enterprise formed under the laws of the People’s Republic of China and a wholly-owned subsidiary of the Target. Pursuant to the Agreement, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in the Target in exchange for cancelling the debt (the “Transaction”) in a total amount of $1,152,328.50 (RMB8,411,156.95) (the “Debt”). The Debt resulted from several loan agreements entered into by the Company and Mr. Niu since June 29, 2020. Pursuant to those loan agreements, Mr. Niu borrowed and made payments to fund the Company. Upon the closing of the Transaction, Mr. Niu agreed to release the Company from the obligation to repay the Debt, which shall be deemed paid in full.

The carrying amount of the major classes of assets and liabilities of discontinued operation as of December 31, 2023 consist of the following:

September 30,
2023
Assets of discontinued operation:
Current assets:
Cash and cash equivalents	$63
Accounts receivable, net	2,790
Others receivable	3,189
Advances and prepayments to suppliers	3,860
Inventory	45,803
Subtotal current assets from discontinued operation	55,705
Property, plant and equipment, net	1,180,994
Total assets from discontinued operation	$1,236,699

Liabilities of discontinued operation:
Current liabilities:
Accounts payable	$766,138
Accounts payable - related party	-
Accrued expenses	82,915
Other current liabilities	100,402
Subtotal current liabilities	949,455
Total liabilities of discontinued operation	$949,455

The summarized operating result of discontinued operations included in the Company’s consolidated statements of operations consist of the following:

For the nine months ended
September 30,
2023

Sales	$299,881
Costs of goods sold	349,810
Gross profit (loss)	(49,929)
Selling expenses	-
General and administrative expenses	232,890
Total operating expenses	232,890
Other income (expenses)	58
Loss before income tax	(282,761)
Income tax expense	-
Loss from discontinued operation	$(282,761)
Gain from disposal, net of tax	865,085
Total gain (loss) from discontinued operations, net of income taxes	$582,324

The Company realized a gain of $865,085 from the disposal of 100% equity of Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong), including its subsidiary, Chengdu Skyherb Biotechnology Co., Ltd. (China), offset by loss from discontinued operations of $282,761 in the year ended December 31, 2023. As a result, total gain from discontinued operation for the year ended December 31, 2023 amounted to $582,324. The Company reclassified Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong) and its subsidiary as discontinued operation and recorded a net gain of $582,324 from discontinued operation in the year ended December 31, 2023.

Note 5 - CONSUMPTIVE BIOLOGICAL ASSETS

The following is the breakdown of consumptive biological assets:

	December 31,	December 31,
	2025	2024
Consumptive biological assets	$-	$304,971

Consumptive biological assets consist of nutrient solutions for cultivating Taiwanofungus.

Note 6 - INVENTORIES

The following is the breakdown of inventories:

	December 31,	December 31,
	2025	2024
Inventories	$674,196	$-

The inventories primarily consist of Antrodia camphorata whole fruiting body powder and TF15 Antrodia camphorata extract powder, which serve as the basic raw materials for various Taiwanofungus products.

Note 7 - PREPAID TAXES

Prepaid taxes as of December 31, 2025 and 2024 consist of prepaid value added tax (“VAT”) in the amount of $214,944 and $201,232, respectively, which can be used to offset VAT payable when the Company generates sales.

Note 8 - PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31,	December 31,
	2025	2024
Cultivation facilities	$4,462,208	$4,268,969
Office equipment and furniture	113,312	112,735
Total	4,575,520	4,381,704
Less: Accumulated depreciation	(942,619)	(472,105)
Total property, plant and equipment, net	$3,632,901	$3,909,599

Depreciation expense charged to operations was $135,243, $407,265 and $56,757 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 9 - LEASE

The Company has no finance leases. The Company’s leases primarily include office and retail store. The Company’s operating leases have remaining lease terms of up to approximately 0.33 years.

	December 31, 2025	December 31, 2024
ASSETS
Operating lease right-of-use assets	$13,097	$99,328
LIABILITIES
Operating lease liabilities - current	13,173	87,016
Operating lease liabilities - noncurrent	-	12,602

Supplemental Information

The following provides details of the Company’s lease expenses:

	Year Ended December 31,
	2025	2024	2023
Operating lease expenses	$91,310	$90,609	$81,203

Other information related to leases is presented below:

	Year Ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities
Operating cash flows from operating leases	$91,539	$90,955	$80,540
Weighted Average Remaining Lease Term:
Operating leases	0.33 years	1.17 years	2.17 years

Weighted Average Discount Rate:
Operating leases	3.22%	3.22%	3.22%

The minimum future annual payments under non-cancellable leases during the next five years and thereafter, at rates now in force, are as follows:

Operating leases
2026	$13,261
2027	-
Total future minimum lease payments, undiscounted	13,261
Less: Imputed interest	(88)
Present value of future minimum lease payments	$13,173

Note 10 - ACCOUNTS PAYABLE

The Company had accounts payable of $365,140 and $276,125 as of December 31, 2025 and 2024, respectively.

Accounts payable are payable for the purchase of consumptive biological assets.

Note 11 - OTHER PAYABLE

Other payable consisted of the following as of December 31, 2025 and 2024:

	December 31,	December 31,
	2025	2024
Payable for cultivation facilities purchase	$3,993,883	$3,865,755
Other	16,640	28,088
Total	$4,010,523	$3,893,843

Note 12 - RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Mr. Szu Hao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director of the Company
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu
Gasar Biotechnology Co., Ltd.	A company managed by Mr. Szu Hao Huang
Dalan Vincent Holdings Limited	A company managed by Mr. Szu Hao Huang

Due to related parties

	December 31,	December 31,
	2025	2024
Mr. Szu Hao Huang	$140,140	$119,889
Dalan Vincent Holdings Limited	99,975	99,975
Total	$240,115	$219,864

The amounts due to related parties described above were for working capital purposes, are payable on demand, and bear no interest.

Sales to related parties

	Year Ended December 31,
	2025	2024	2023
Gasar Biotechnology Co., Ltd.	$175,405	$52,943	$126,856

Note 13 - LONG-TERM LOANS PAYABLE

From June through September 2020, Cordyceps Sunshine Cayman entered into loan agreements to borrow a total of $414,000 from six individuals to finance its operations. These loans were non-interest bearing and non-secured, with a maturity date of December 31, 2026. In 2023, the Company and the six individuals entered into supplemental agreements, pursuant to which the interest rate was amended to 4.125% per annum for the period from January 1, 2023 through the maturity date.

The outstanding balance of these loans, classified as the current portion, amounted to $465,232 and $448,155 as of December 31, 2025 and 2024, respectively.

Note 14 - INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, Cordyceps Sunshine Cayman is not subject to tax on income or capital gains. In addition, payments of dividends by the Company to its shareholders are not subject to withholding tax in the Cayman Islands.

Taiwan, Republic of China

Cordyceps Sunshine Biotech Holdings Co., Ltd. is incorporated in the Cayman Islands and has established a branch in Taiwan. It is a branch office of a foreign company and is not an independent legal entity, subject to the provisions of the Value-Added and Non-Value-Added Business Tax Act and Income Tax Act. The applicable value-added business tax rate is 5%, and the applicable income tax rate is 20%.

Hong Kong

The subsidiary incorporated in Hong Kong is subject to a two-tiered income tax rate on its taxable income generated from operations in Hong Kong effective on April 1, 2018. The first HK$2 million of assessable profits earned by its subsidiaries in Hong Kong can be elected to be taxed at half the current tax rate (i.e., 8.25%) while the remaining assessable profits will continue to be taxed at the existing 16.5% tax rate.

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

The components of the provision for income taxes for the years ended December 31, 2025, 2024, and 2023 consisted of the following:

	For the Year Ended December 31,
	2025	2024	2023
Current:
Taiwan	$-	$34,957	$21,530
Total current	-	34,957	21,530
Deferred:
Taiwan	-	-	-
Total deferred	-	-	-
Total income tax expense	$-	$34,957	$21,530

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	2025	2024	2023
Statutory income tax rate	20.00%	(20.00)%	20.00%
Effect on tax rates in different tax jurisdiction	(5.53)%	4.48%	4.38%
Temporary differences	(6.83)%	33.78%	(13.09)%
Valuation allowance	(7.64)%	0.01%	-%
Effective income tax rate	-%	18.27%	11.28%

Significant components of the Company’s deferred tax assets at December 31, 2025, 2024 and 2023 are shown below:

	For the Year Ended December 31,
	2025	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$11,820	$-	$-
Operating lease liabilities	2,635	19,924	39,289
Accrued expenses	17,015	6,482	5,378
Total deferred tax assets	31,470	26,406	44,667
Less: Valuation allowance	(28,850)	(6,540)	(5,512)
Deferred tax liabilities
Operating lease right-of-use assets	(2,619)	(19,866)	(39,155)

Net deferred tax assets	-	-	-

Management believes that it is more likely than not that certain deferred tax assets will not be realized; accordingly, a valuation allowance of $28,850, $6,540 and $5,512 were recorded as of December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, the Company had Taiwan net operating loss carryforwards of approximately $59,101, which may be carried forward for up to ten years and will begin to expire in 2035, if unused.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2025, 2024, and 2023.

Note 15 - CONCENTRATIONS, RISKS AND UNCERTAINTIES

Concentration

The Company offers for sale Taiwanofungus products, which depend on limited suppliers. Accordingly, the Company has a concentration risk related to its customers and suppliers. Failure to maintain existing relationships with the customers and suppliers or to establish new relationships in the future could negatively affect the Company’s ability to generate revenue and obtain materials in a timely manner.

The concentration of customer sales is as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Amount	%	Amount	%	Amount	%
Customer A - related party	$175,405	14.08%	$52,943	4.22%	$126,856	14.37%
Customer B - third party	545,549	43.81%	373,715	29.81%	61,154	6.93%

The concentration of supplier purchases is as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Amount %		Amount %		Amount %
Supplier A	$469,644	100.00%	$347,004	100.00%	$116,146	100.00%

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet date. The Company also holds cash and cash equivalents that are deposited in financial institutions located in Taiwan, and each bank account is insured by the local government authority up to a maximum limit of TWD 3,000,000 (equivalent to approximately $95,633).To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalents  with large financial institutions that management believes are of high credit quality and the Company also continually monitors their creditworthiness. As of December 31, 2025 and 2024, the Company had no cash in excess of the insured amount. The Company has not experienced any losses in such accounts.

The Company’s operations are carried out in Taiwan. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Taiwan as well as by the general state of the economy of PRC and Taiwan. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation among other factors.

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

Note 16 - PRIOR YEAR RECLASSIFICATION

Certain prior year's figures in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year’s presentation for comparative purposes. Specifically, costs totaling $372,720 previously categorized as cost of revenue, were reclassified as operating expenses for the year ended December 31, 2024 due to no cultivation or sale activities relating to the consumptive biological assets, and the associated economic benefits were uncertain during that period.

Note 17 - SUBSEQUENT EVENTS

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. The Company evaluated subsequent events through May 15, 2026, the date the financial statements were issued, and determined the Company did not have any material subsequent events.